Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261868

Prospectus	Proxy Statement

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Partners Stockholders:

On November 4, 2021, OceanFirst Financial Corp., a Delaware corporation (which we refer to as “OceanFirst”), the parent company of OceanFirst Bank, National Association (which we refer to as “OceanFirst Bank”), entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) with Partners Bancorp, a Maryland corporation (which we refer to as “Partners”), and Coastal Merger Sub Corp., a Maryland corporation and wholly-owned subsidiary of OceanFirst (which we refer to as “merger sub”). Pursuant to the terms and subject to the conditions set forth in the merger agreement, merger sub will merge with and into Partners (which we refer to as the “first-step merger”), with Partners as the surviving corporation in the first-step merger and as a wholly-owned subsidiary of OceanFirst, and immediately following the effective time of the first-step merger, Partners will merge with and into OceanFirst, with OceanFirst as the surviving corporation (which, together with the first-step merger, we refer to as the “integrated mergers”). Immediately following the consummation of the integrated mergers, The Bank of Delmarva, a Delaware chartered member bank (which we refer to as “Delmarva Bank”), will merge with and into OceanFirst Bank, with OceanFirst Bank as the surviving bank (which we refer to as the “Delmarva Bank merger”), and immediately following the effective time of the Delmarva Bank merger, Virginia Partners Bank, a Virginia chartered member bank (which we refer to as “Virginia Partners Bank”), will merge with and into OceanFirst Bank, with OceanFirst Bank as the surviving bank (which, together with the Delmarva Bank merger, we refer to as the “bank mergers” and the bank mergers, together with the integrated mergers, which we refer to as the “mergers”).

At the effective time of the first-step merger, each share of Partners common stock, par value $0.01 per share (which we refer to as “Partners common stock”), that is issued and outstanding immediately prior to the effective time of the first-step merger, except for shares of Partners common stock owned by Partners as treasury shares, or by OceanFirst or any subsidiary of Partners or OceanFirst (other than any such shares held in employee benefit plans or related trust account, managed accounts, mutual funds, or otherwise held in a fiduciary capacity or as a result of debt previously contracted) (which we refer to as the “exception shares”), will be converted into the right to receive either (a) 0.4512 shares (such number being referred to as the “exchange ratio” and such shares being referred to as the “stock consideration”) of common stock, par value $0.01 per share, of OceanFirst (which we refer to as “OceanFirst common stock”) or (b) $10.00 in cash (which we refer to as the “cash consideration” and together with the stock consideration, we refer to as the “merger consideration”), in each case, at the election of the holder of Partners common stock, subject to (x) a maximum of forty percent (40%) of the shares of Partners common stock being convertible into cash and (y) the allocation and proration provisions of the merger agreement. No fractional shares, if any, of OceanFirst common stock will be issued in connection with the first-step merger, and any holder of Partners common stock that would be entitled to fractional shares of OceanFirst common stock shall receive cash in lieu of such fractional shares.

Although the exchange ratio in respect of the stock consideration and the cash consideration are fixed, the value of the stock consideration (and, therefore, the aggregate value of the merger consideration) will fluctuate with the market price of OceanFirst common stock and will not be known at the time Partners stockholders vote on the first-step merger. Based on the $23.21 closing price of OceanFirst common stock on the NASDAQ Global Select Market (which we refer to as the “Nasdaq”) on November 3, 2021, the last full trading day before the public announcement of the mergers, the value of stock consideration was equal to $10.47. Based on the $23.81 closing price of OceanFirst common stock on the Nasdaq on January 13, 2022 the latest practicable trading day before the printing of the accompanying proxy statement/prospectus, the value of stock consideration was equal to $10.74. Based on the exchange ratio and the number of shares of Partners common stock outstanding as of

December 29, 2021, the record date, the maximum number of shares of OceanFirst common stock estimated to be issuable at the effective time is 8,094,614. We urge you to obtain current market quotations for OceanFirst (trading symbol “OCFC”) and Partners (trading symbol “PTRS”).

Partners will hold a special meeting of its stockholders in connection with the mergers. At the Partners special meeting, Partners stockholders will be asked to vote to approve the merger agreement, and the transactions contemplated thereby, and related matters as described in the accompanying proxy statement/prospectus. Under Maryland law, approval of the merger agreement requires the affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting.

The special meeting will be completely virtual and held online via live webcast at 10:00 a.m. Eastern Time, on March 9, 2022. No physical meeting will be held.

The board of directors of Partners unanimously recommends that Partners stockholders vote “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the first-step merger, and “FOR” the other proposals to be considered at the special meeting.

The accompanying proxy statement/prospectus describes the special meeting, the mergers, the documents related to the mergers and other related matters. Please carefully read the entire accompanying proxy statement/prospectus, including “Risk Factors,” beginning on page 19, for a discussion of the risks relating to the mergers. You also can obtain information about OceanFirst from documents that it has filed with the Securities and Exchange Commission.

/s/ Christopher D. Maher Christopher D. Maher President and Chief Executive Officer OceanFirst Financial Corp.	/s/ Lloyd B. Harrison Lloyd B. Harrison Chief Executive Officer Partners Bancorp

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the first-step merger or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the first-step merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either OceanFirst or Partners, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of the accompanying proxy statement/prospectus is January 14, 2022 and it is first being mailed or otherwise delivered to Partners stockholders on or about January 19, 2022.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Partners Stockholders:

A virtual special meeting of the stockholders of Partners Bancorp, or Partners, is scheduled to be held online via live webcast at 10:00 a.m. Eastern Time, on March 9, 2022 to consider and vote upon the following proposals:

1.

A proposal to approve the Agreement and Plan of Merger, dated as of November 4, 2021, by and among OceanFirst, merger sub and Partners, and the transactions contemplated by that agreement, pursuant to which merger sub will merge with and into Partners, as more fully described in the accompanying proxy statement/prospectus (we refer to proposal 1 as the “merger proposal”);

2.

A proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Partners may receive in connection with the mergers pursuant to existing agreements or arrangements with Partners (we refer to proposal 2 as the “compensation proposal”); and

3.	A proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (we refer to proposal 3 as the “adjournment proposal”).

We have fixed the close of business on December 29, 2021 as the record date for the special meeting. Only Partners stockholders of record as of this record date are entitled to notice of, and to vote at, the special meeting, or any adjournment of the special meeting. Under Maryland law, approval of the merger proposal requires the affirmative vote of at least two-thirds of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. Approval of the compensation proposal requires the affirmative vote of at least a majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. The adjournment proposal will be approved if the majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting vote in favor of such proposal.

Our board of directors has approved the Agreement and Plan of Merger, has determined that such agreement and the transactions contemplated by such agreement, including the first-step merger, are advisable, fair to and in the best interests of Partners and its stockholders, and unanimously recommends that stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

Your vote is very important. We cannot complete the first-step merger unless the Partners stockholders approve the merger proposal.

Our priority remains the safety of our stockholders, employees and community. In response to the public health concerns regarding the continuing COVID-19 pandemic, the special meeting will be a virtual meeting held on the Internet. There will be no physical location for the special meeting. Partners stockholders will be able to attend the special meeting online, and, with a control number, vote shares electronically and submit questions during the special meeting by visiting meetnow.global/MJ794ML at the meeting date and time. If you plan to attend the special meeting online, please see the instructions on page 26 of this proxy statement/prospectus under the heading “The Partners Special Meeting.”

Regardless of whether you plan to attend the virtual special meeting, please vote as soon as possible. If you hold shares of Partners common stock in your name as a stockholder of record of Partners, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. You may also vote by telephone or through the Internet by following the instructions on the proxy card. If you hold your shares of Partners common stock in “street name” through a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

The accompanying proxy statement/prospectus provides a detailed description of the special meeting, the mergers, the documents related to the mergers and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Betsy J. Eicher,

Betsy J. Eicher, CPA

Corporate Secretary

Partners Bancorp

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about OceanFirst and Partners from documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by OceanFirst and/or Partners at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting the applicable company at the following address:

OceanFirst Financial Corp. 110 West Front Street Red Bank, New Jersey 07701 (732) 240-4500	Partners Bancorp 2245 Northwood Drive Salisbury, Maryland 21801 (410) 548-1100

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that Partners stockholders requesting documents must do so by March 2, 2022 in order to receive them before the special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated January 14, 2022 and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document, and neither the mailing of this document to Partners stockholders nor the issuance by OceanFirst of shares of OceanFirst common stock in connection with the first-step merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding (i) Partners has been provided by Partners and (ii) OceanFirst has been provided by OceanFirst.

See “Where You Can Find More Information” beginning on page 115 for more details.

i

ii

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PARTNERS	112

LEGAL MATTERS	113

EXPERTS	113

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS	114

WHERE YOU CAN FIND MORE INFORMATION	115

ANNEXES

A.	Agreement and Plan of Merger, dated as of November 4, 2021, by and among OceanFirst Financial Corp., Coastal Merger Sub Corp. and Partners Bancorp	A-1

B.	Form of Voting and Support Agreement by and among OceanFirst Financial Corp. and directors and officers of Partners Bancorp	B-1

C.	Opinion of Piper Sandler & Co., dated as of November 3, 2021, to the Board of Directors of Partners Bancorp	C-1

iii

QUESTIONS AND ANSWERS

The following are some questions that you, as a Partners stockholder, may have about the mergers or the special meeting and brief answers to those questions. We urge you to read carefully all of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers or the special meeting. For details about where you can find additional important information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

Unless the context otherwise requires, references in this proxy statement/prospectus to (i) “OceanFirst” refer to OceanFirst Financial Corp., a Delaware corporation, and its subsidiaries, (ii) “OceanFirst Bank” refer to OceanFirst Bank, National Association, (iii) “merger sub” refer to Coastal Merger Sub Corp., a Maryland corporation, (iv) “Partners” refer to Partners Bancorp, a Maryland corporation, and its subsidiaries, (v) “Delmarva Bank” refer to The Bank of Delmarva, a Delaware chartered member bank, and (vi) “Virginia Partners Bank” refer to Virginia Partners Bank, a Virginia chartered member bank.

Q: What are the mergers?

A: On November 4, 2021, OceanFirst, the parent company of OceanFirst Bank, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) with Partners, the parent company of Delmarva Bank and Virginia Partners Bank, and merger sub, which, among other things, provides for the strategic acquisition by OceanFirst of Partners.

Pursuant to the terms and subject to the conditions set forth in the merger agreement:

•

Merger sub will merge with and into Partners (which we refer to as the “first-step merger”), with Partners as the surviving corporation in the first-step merger and as a wholly-owned subsidiary of OceanFirst;

•

Immediately following the effective time of the first-step merger, Partners will merge with and into OceanFirst, with OceanFirst as the surviving corporation (which, together with the first-step merger, we refer to as the “integrated mergers”);

•

Immediately following the consummation of the integrated mergers, Delmarva Bank will merge with and into OceanFirst Bank, with OceanFirst Bank as the surviving bank (which we refer to as the “Delmarva Bank merger”); and

•

Immediately following the effective time of the Delmarva Bank merger, Virginia Partners Bank will merge with and into OceanFirst Bank, with OceanFirst Bank as the surviving bank (which we refer to as the “Virginia Partners Bank merger” and the Virginia Partners Bank merger, together with the Delmarva Bank merger, we refer to as the “bank mergers” and the bank mergers, together with the integrated mergers, which we refer to as the “mergers”).

A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The mergers cannot be completed unless, among other things, the holders of shares of common stock, par value $0.01 per share, of Partners (which we refer to as the “Partners common stock” and the holders of which we refer to as “Partners stockholders”) approve the merger agreement and the transactions contemplated by the merger agreement, including the first-step merger, by an affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting of Partners stockholders (which we refer to as the “special meeting”) by the holders of shares of Partners common stock entitled to vote at the special meeting.

The completion of the mergers is subject to the satisfaction or waiver of additional customary conditions, which are discussed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Complete the Integrated Mergers” beginning on page 82.

Q: Why am I receiving this proxy statement/prospectus?

A: We are delivering this document to you because it is a proxy statement being used by the Partners board of directors (which we refer to as the “Partners board”) to solicit proxies from Partners stockholders in connection with approval of the merger agreement, and the transactions contemplated by the merger agreement, including the first-step merger, and related matters as described in this proxy statement/prospectus.

In order to approve the merger agreement and the transactions contemplated by the merger agreement, including the first-step merger, Partners has called a special meeting of Partners stockholders (which we refer to as the “special meeting”). This document also serves as a notice of the special meeting and describes the proposals to be presented at the special meeting.

This document is also a prospectus of OceanFirst that is being delivered to Partners stockholders because OceanFirst is offering portions of shares of the common stock, par value $0.01 per share, of OceanFirst (which we refer to as the “OceanFirst common stock”) to Partners stockholders as consideration in the first-step merger.

This proxy statement/prospectus contains important information about the mergers and the proposals being voted on at the special meeting. You should read this document carefully and in its entirety. The enclosed materials allow you to have your shares of Partners common stock voted by proxy without attending the special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q: In addition to the approval of the merger agreement and the transactions contemplated by the merger agreement, including the first-step merger, what else are Partners stockholders being asked to vote on at the special meeting?

A: In addition to the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the first-step merger (which we refer to as the “merger proposal”), Partners is soliciting proxies from its stockholders with respect to (i) a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Partners may receive in connection with the first-step merger pursuant to agreements or arrangements with Partners (which we refer to as the “compensation proposal”) and (ii) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”). Completion of the mergers is not conditioned upon approval of the compensation proposal or the adjournment proposal.

Q: What will Partners stockholders be entitled to receive in the first-step merger?

A: If the first-step merger is completed, each share of Partners common stock that is issued and outstanding immediately prior to the effective time of the first-step merger (which we refer to as the “effective time”), except for shares of Partners common stock owned by Partners as treasury shares, or by OceanFirst or any subsidiary of Partners or OceanFirst (other than any such shares held in employee benefit plans or related trust account, managed accounts, mutual funds, or otherwise held in a fiduciary capacity or as a result of debt previously contracted) (which we refer to as the “exception shares”), will be converted into the right to receive either:

(i)	0.4512 shares of OceanFirst common stock (such number being referred to as the “exchange ratio” and such shares being referred to as “stock consideration); or

(ii)	$10.00 in cash (which we refer to as the “cash consideration” and together with the stock consideration, the “merger consideration”).

Holders of Partners common stock will have the right to elect to receive the cash consideration or the stock consideration, subject to a maximum of forty percent (40%) of the shares of Partners common stock being convertible into cash. No fractional shares, if any, of OceanFirst common stock will be issued in connection with the first-step merger. Any Partners stockholders who would otherwise be entitled to receive a fractional share of

OceanFirst common stock upon the completion of the first-step merger will instead be entitled to receive an amount in cash (rounded to the nearest cent) determined by multiplying the fraction of a share (rounded to the nearest thousandth when expressed as a decimal form) of OceanFirst common stock to which the holder would otherwise be entitled by the volume-weighted average trading price (which we refer to as “VWAP”) per share of OceanFirst common stock on the NASDAQ Global Select Market (which we refer to as the “Nasdaq”) (as reported by The Wall Street Journal) for the five full trading days ending on the last trading day preceding the closing of the mergers.

Q: Will the Partners stockholders receive the form of consideration they elect?

A: If a Partners stockholder elects to receive the cash consideration in respect of any shares of Partners common stock held by such Partners stockholder, then such Partners stockholder may not receive the form of consideration that such Partners stockholder elects in the first-step merger for all the shares of Partners common for which a cash election was made. The allocation and proration provisions of the merger agreement will result, regardless of the elections made, in no greater than forty percent (40%) of the shares of Partners common stock being convertible into cash. Pursuant to the allocation and proration provisions of the merger agreement, if the number of shares of Partners common stock for which a cash election has been made exceeds the cash conversion number, a pro rata portion of all those shares for which a cash election has been made will instead be converted into the right to receive the stock consideration. The allocation of the consideration payable to the Partners stockholders in the first-step merger will not be known until the results of the merger consideration elections made by the Partners stockholders are tallied, which will not occur until near or after the closing of the mergers. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Merger Consideration” beginning on page 67.

Q: How will Partners stockholders make their elections to receive either the cash consideration or the stock consideration in the first-step merger?

A: An election form will be mailed to each holder of record of Partners common stock as of the business day immediately preceding the date on which the election forms are mailed. The mailing will occur at least twenty (20) business days prior to the anticipated election deadline, which is expected to be 5:00 p.m. local time (determined as the city in which the principal office of the exchange agent is located) on the date OceanFirst and Partners agree is as near as practicable to two (2) business days before the closing date. OceanFirst will also make an election form available to each Partners stockholder who, following the date on which the election forms are initially mailed but prior to the election deadline, requests such election form. Each Partners stockholder should complete and return the election form, along with any Partners stock certificate(s) (or a properly completed notice of guaranteed delivery), according to the instructions included with the form. The election form will be provided to Partners stockholders under separate cover and is not being provided with this document.

If you own shares of Partners common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election.

Q: What happens if a Partners stockholder does not make a valid election to receive either the cash consideration or the stock consideration?

A: If a Partners stockholder does not return a properly completed election form by the election deadline specified in the election form, such shares of Partners common stock for which no election was properly made will be (i) considered “non-election” shares and (ii) converted into the right to receive the cash consideration, subject to (x) a maximum of forty percent (40%) of the shares of Partners common stock being convertible into cash and (y) the allocation and proration provisions of the merger agreement.

Q: How will the first-step merger affect Partners equity awards?

A: Partners equity awards will be affected as follows:

Stock Options: At the effective time, each outstanding and unexercised option to purchase shares of Partners common stock granted under the Partners equity plan, whether vested or unvested (which we refer to as “stock options”), will be canceled, extinguished and exchanged into the right to receive an amount of cash (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock issuable upon exercise of such stock option and (b) the excess, if any, of (i) $10.00 over (ii) the per share exercise price of such stock option.

Restricted Stock: At the effective time, each share of restricted stock of Partners granted under Partners’ equity plans or otherwise will be canceled, extinguished and exchanged into the right to receive an amount of cash (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock subject to such restricted stock multiplied by (b) $10.00. In addition, with respect to shares of restricted stock of Partners that vested on an accelerated basis during 2021 in connection with the merger agreement, the holders of such shares have agreed to submit a cash election with respect to these shares.

Q: Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time that the first-step merger is completed (which we refer to as the “closing date”)?

A: Yes. Although the exchange ratio in respect of the stock consideration and the cash consideration are fixed, the value of the stock consideration (and, therefore, the aggregate value of the merger consideration) will fluctuate between the date of this proxy statement/prospectus and the effective time with fluctuations in the market price of OceanFirst common stock and will not be known at the time Partners stockholders vote on the first-step merger.

Q: How does the Partners board recommend that I vote at the special meeting?

A: The Partners board unanimously recommends that you vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

Q: When and where is the special meeting?

A: A virtual special meeting of Partners stockholders is scheduled to be held online via live webcast at 10:00 a.m. Eastern Time, on March 9, 2022. No physical meeting will be held.

Q: What do I need to do now?

A: After you have carefully read this entire proxy statement/prospectus and decided how you wish to vote your shares of Partners common stock, please vote your shares of Partners common stock promptly so that your shares of Partners common stock are represented and voted at the special meeting. If you hold your shares of Partners common stock in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by telephone or through the Internet. Information and applicable deadlines for voting shares of Partners common stock by telephone or through the Internet are set forth in the enclosed proxy card instructions. If you hold your shares of Partners common stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee. “Street name” Partners stockholders who wish to vote in person at the special meeting will need to obtain a legal proxy from the institution or record holder that holds their shares.

Q: What constitutes a quorum for the special meeting?

A: The presence at the special meeting, in person or by proxy, of Partners stockholders entitled to cast a majority of the votes at the special meeting will constitute a quorum for the transaction of business at the special meeting.

Virtual attendance at the special meeting constitutes “in person” attendance for purposes of establishing a quorum. Once a share of Partners common stock is represented for any purpose at the special meeting, it is deemed present for quorum purposes for the remainder of the special meeting or any adjournment of the special meeting.

Abstentions, if any, will be included in determining the number of shares of Partners common stock present at the meeting for the purpose of determining the presence of a quorum. Broker non-votes, if any, will not be included in determining the number of shares of Partners common stock present at the meeting for the purpose of determining the presence of a quorum because it is expected that all proposals to be voted on at the special meeting will be “non-routine” matters (i.e., matters with respect to which banks, brokers or other nominees do not have discretion to vote shares of Partners common stock, as discussed in more detail below under the question “What is a broker non-vote?”).

Q: What is the vote required to approve each proposal at the special meeting?

A: The merger proposal:

•

Standard: Approval of the merger proposal requires the affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

The compensation proposal:

•

Standard: Approval of the compensation proposal requires the affirmative vote of at least a majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the compensation proposal, it will have no effect on the vote with respect to the compensation proposal.

The adjournment proposal:

•

Standard: The adjournment proposal will be approved if a majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting vote in favor of such proposal.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the vote with respect to the adjournment proposal.

Q: Why is my vote important?

A: If you do not vote, or fail to instruct your bank, broker or other nominee how to vote, it will be more difficult for Partners to obtain (i) the necessary quorum to hold the special meeting and (ii) the vote to approve the merger proposal. If you are a Partners stockholder, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker or other nominee how to vote, or your abstention with respect to the merger proposal, will have the same effect as a vote “AGAINST” the merger proposal. Approval of the merger proposal requires the affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. The Partners board unanimously recommends that Partners stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

Q: What is a broker non-vote?

A: A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters.

All of the proposals currently scheduled for consideration at the special meeting are “non-routine” matters. If your bank, broker or other nominee holds your shares of Partners common stock in “street name,” such entity will vote your shares of Partners common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker or other nominee with this proxy statement/prospectus.

Q: If my shares of Partners common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A: No. Your bank, broker or other nominee cannot vote your shares without instructions from you. You must instruct your bank, broker or other nominee how to vote your shares in accordance with the instructions provided to you if you want your bank, broker or other nominee to vote your shares. Please check the voting form used by your bank, broker or other nominee.

Q: Can I attend the special meeting and vote my shares of Partners common stock in person?

A: Yes. All Partners stockholders, including stockholders of record and stockholders who hold their shares in “street name” through banks, brokers or other nominees, are invited to attend the special meeting. Partners stockholders of record can vote in person at the special meeting. If you are not a Partners stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares of Partners common stock, such as a broker, bank or other nominee, to be able to vote in person at the special meeting.

Q: Can I change my vote?

A: Yes. If you are a holder of record of Partners common stock, you may change your vote or revoke any proxy at any time before it is voted at the special meeting by any of the following methods: (i) signing and returning a proxy with a later date, (ii) delivering a written revocation notice to Partners’ corporate secretary or (iii) casting a later vote by telephone or through the Internet. Attendance at the virtual special meeting (by itself) will not automatically revoke your proxy. A revocation or later-dated proxy received by Partners after the vote will not affect the vote. Partners’ corporate secretary’s mailing address is: Betsy J. Eicher, Corporate Secretary, Partners Bancorp, 2245 Northwood Drive, Salisbury, Maryland 21801.

If you hold your shares of Partners common stock in “street name” through a bank, broker or other nominee, you must contact your bank, broker or other nominee to change your vote or revoke your proxy.

Q: What are the U.S. federal income tax consequences of the integrated mergers to Partners stockholders?

A: The parties expect the integrated mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and the obligation of each of OceanFirst and Partners to complete the integrated mergers is conditioned upon the receipt of an opinion of its counsel to that effect. Neither OceanFirst nor Partners currently intends to waive these conditions. Assuming that the integrated mergers qualify as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the integrated mergers to each Partners stockholder will vary depending on whether such Partners stockholder receives cash, shares of OceanFirst common stock or a combination thereof in exchange for such Partners stockholder’s shares of Partners common stock pursuant to the terms of the merger agreement.

The U.S. federal income tax consequences described above may not apply to all Partners stockholders. You should read the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Considerations” beginning on page 87 for a more detailed discussion of the U.S. federal income tax considerations relating to the integrated mergers. Tax matters can be complicated and the tax consequences of the integrated mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the integrated mergers to you.

Q: Are Partners stockholders entitled to dissenters’ rights?

A: No. Partners stockholders are not entitled to exercise dissenters’ rights in connection with the first-step merger. For further information, see the section of this proxy statement/prospectus entitled “The Mergers — No Dissenters’ Rights” beginning on page 65.

Q: If I am a Partners stockholder, should I send in my Partners stock certificates now?

A: No. Please do not send in your Partners stock certificates with your proxy. Promptly following the completion of the first-step merger, an exchange agent will send you instructions for exchanging Partners stock certificates for the applicable merger consideration. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Conversion of Shares; Exchange of Certificates” beginning on page 68.

Q: What should I do if I hold my shares of Partners common stock in book-entry form?

A: You are not required to take any special additional actions if your shares of Partners common stock are held in book-entry form. Promptly following the completion of the first-step merger, an exchange agent will send you instructions for exchanging Partners common stock held in book-entry form for the applicable merger consideration.

Q: What happens if the first-step merger is not completed?

A: If the first-step merger is not completed, Partners stockholders will not receive any consideration for their shares of Partners common stock in connection with the first-step merger. Instead, Partners will remain an independent company and Partners common stock will continue to be listed on the Nasdaq under the symbol “PTRS”. In addition, if the merger agreement is terminated under certain circumstances, Partners may be required to pay OceanFirst a termination fee. For a more detailed discussion of the circumstances under which the termination fee will be required to be paid, please see the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination Fee” beginning on page 84.

Q: What happens if I sell my shares of Partners common stock after the record date but before the special meeting?

A: The record date of the special meeting is earlier than both the date of the special meeting and the date that the first-step merger is expected to be completed. If you sell or otherwise transfer your shares of Partners common stock after the record date for the special meeting but before the date of the special meeting, you will retain your right to vote at the special meeting, but you will not have the right to receive the merger consideration to be received by Partners stockholders in the first-step merger. In order to receive the merger consideration, a Partners stockholder must hold his, her or its shares of Partners common stock through completion of the first-step merger and comply with the transmittal procedures discussed elsewhere in this proxy statement/prospectus.

Q: Whom may I contact if I cannot locate my Partners stock certificate(s)?

A: If you are unable to locate your original Partners stock certificate(s) prior to closing, you should contact Partners’ transfer agent, Computershare, at (800) 368-5948.

Q: What should I do if I receive more than one set of voting materials?

A: Partners stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Partners common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of Partners common stock. If you are a holder of record of Partners common stock and your shares of Partners common stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Partners common stock that you own.

Q: When do you expect to complete the mergers?

A: OceanFirst and Partners currently expect to complete the mergers in the first half of 2022. However, neither OceanFirst nor Partners can assure you of when, or if, the mergers will be completed. The completion of the mergers is subject to the satisfaction or waiver of customary closing conditions, including the receipt of the requisite vote of the Partners stockholders in respect of the merger proposal and the receipt of the requisite regulatory approvals.

Q: Whom should I call with questions?

A: Partners stockholders who (i) have questions concerning the merger agreement, the mergers or this proxy statement/prospectus, (ii) would like additional copies of this proxy statement/prospectus or (iii) need help voting their shares of Partners common stock, should contact Partners’ proxy solicitor, Regan & Associates, at (212) 587-3005..

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger agreement, the mergers and the proposals to be voted on at the special meeting. See “Where You Can Find More Information” beginning on page 115. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

In the First-Step Merger, Partners Stockholders will be Entitled to Receive the Merger Consideration (page 67)

OceanFirst and Partners are proposing a strategic merger. If the first-step merger is completed, each share of Partners common stock issued and outstanding immediately prior to the effective time, except for any exception shares (which will be canceled and retired for no consideration in accordance with the merger agreement), will be converted into the right to receive, at the election of Partners stockholders, either (i) 0.4512 shares of OceanFirst common stock or (ii) $10.00 in cash, without interest, in each case, subject to (x) a maximum of forty percent (40%) of the shares of Partners common stock being convertible into cash and (y) the allocation and proration provisions of the merger agreement. No fractional shares, if any, of OceanFirst common stock will be issued in connection with the first-step merger.

OceanFirst common stock is listed on the Nasdaq under the symbol “OCFC” and Partners common stock is listed on Nasdaq under the symbol “PTRS”. The following table shows the closing prices of OceanFirst common stock and Partners common stock, as reported on the Nasdaq, on November 3, 2021, the last full trading day before the public announcement of the mergers, and on January 13, 2022 the latest practicable trading day before the printing of this proxy statement/prospectus. This table also shows the implied value of the stock consideration payable for each share of Partners common stock, which was calculated by multiplying the exchange ratio by the value of a share of OceanFirst common stock on the applicable date.

	OceanFirst Common Stock	Partners Common Stock	Implied Value of the Stock Consideration
November 3, 2021	$23.21	$8.64	$10.47
January 13, 2022	$23.81	$10.44	$10.74

The merger agreement governs the mergers and is included in this proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the mergers are qualified by reference to the merger agreement. Please read the entire merger agreement carefully for a more complete understanding of the merger agreement and the mergers.

The Partners Board Unanimously Recommends that Partners Stockholders Vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal Presented at the Special Meeting (page 42)

The Partners board has (i) determined that the merger agreement and the mergers contemplated by the merger agreement, including the first-step merger, are advisable, fair to and in the best interests of Partners and Partners’ stockholders, (ii) approved the merger agreement and (iii) unanimously recommended that Partners stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal presented at the special meeting. For the factors considered by the Partners board in reaching its decision to approve the merger agreement, see the section of this proxy statement/prospectus entitled “The Mergers —Partners’ Reasons for the Mergers; Recommendation of the Partners Board” beginning on page 42.

Each of Partners’ directors, solely in his or her capacity as a Partners stockholder, has entered into a separate voting and support agreement with OceanFirst (which we refer to as the “support agreements”), pursuant to which, among other things, each such Partners stockholder has agreed to vote in favor of the merger proposal and certain related matters and against alternative merger proposals. A form of these support agreements is attached to this proxy statement/prospectus as Annex B. For more information regarding the support agreements, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Partners Voting and Support Agreements” beginning on page 85.

Opinion of Partners’ Financial Advisor (page 45 and Annex C)

On November 3, 2021, Piper Sandler & Co. (which we refer to as “Piper Sandler”) rendered its written opinion to the Partners board to the effect that, as of the date of the opinion, and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations set forth in the opinion, the merger consideration in the integrated mergers was fair, from a financial point of view, to holders of Partners’ common stock. The full text of the Piper Sandler written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex C. Partners stockholders are urged to read the opinion in its entirety. Piper Sandler’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Piper Sandler as of the date of, Piper Sandler’s opinion. The Piper Sandler written opinion is addressed to the Partners board, is directed only to the fairness of the merger consideration to holders of Partners’ common stock from a financial point of view, and does not constitute a recommendation as to how any Partners stockholder should vote with respect to the merger proposal or any other proposals presented at the special meeting.

What Holders of Partners Equity-Based Awards will be Entitled to Receive (page 68)

Holders of Partners equity awards will be entitled to receive the following:

Stock Options: At the effective time, each Partners’ stock option granted will be canceled, extinguished and exchanged into the right to receive an amount of cash (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock issuable upon exercise of such stock option and (b) the excess, if any, of (i) $10.00 over (ii) the per share exercise price of such stock option.

Restricted Stock: At the effective time, each share of restricted stock of Partners granted under Partners’ equity plans or otherwise will be canceled, extinguished and exchanged into the right to receive an amount of cash (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock subject to such restricted stock multiplied by (b) $10.00. In addition, with respect to shares of restricted stock of Partners that vested on an accelerated basis during 2021 in connection with the merger agreement, the holders of such shares have agreed to submit a cash election with respect to these shares.

The Special Meeting is Scheduled to be Held on March 9, 2022, (page 26)

A virtual special meeting of the stockholders of Partners is scheduled to be held online via live webcast at 10:00 a.m. Eastern Time, on March 9, 2022. No physical meeting will be held. At the special meeting, Partners stockholders will be asked to approve the merger proposal, the compensation proposal and the adjournment proposal.

Only holders of record of Partners common stock at the close of business on December 29, 2021 (which we refer to as the “record date”), will be entitled to notice of, and to vote at, the special meeting. Each share of Partners common stock is entitled to one vote on each proposal to be considered at the special meeting. As of the record date, there were 17,940,190 shares of Partners common stock entitled to vote at the special meeting.

As of the close of business on the record date, Partners’ directors and executive officers and their affiliates were entitled to vote an aggregate of 8,047,503 shares of Partners common stock at the special meeting, which represents approximately 44.86% of the issued and outstanding shares of Partners common stock entitled to vote at the special meeting. In addition, as described in the section of this proxy statement/prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of Partners” as of the close of business on the record date, Partners’ directors and executive officers and their affiliates beneficially owned an aggregate of 8,082,547 shares of Partners common stock, representing approximately 45.05% of the issued and outstanding shares of Partners common stock.

Under the Maryland General Corporation Law (which we refer to as the “MGCL”), approval of the merger agreement requires the affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

The compensation proposal requires the affirmative vote of at least a majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the special meeting, or if you fail to instruct your bank, broker or other nominee how to vote with respect to the compensation proposal, it will have no effect on the vote with respect to the compensation proposal.

The adjournment proposal will be approved if the majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting vote in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the special meeting, or if you fail to instruct your bank, broker or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the vote with respect to the adjournment proposal.

U.S. Federal Income Tax Considerations (page 87)

The parties expect the integrated mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the obligation of each of OceanFirst and Partners to complete the integrated mergers is conditioned upon the receipt of an opinion of its counsel to that effect. Neither OceanFirst nor Partners currently intends to waive these conditions. Assuming that the integrated mergers qualify as a reorganization, the U.S. federal income tax consequences of the integrated mergers to each Partners stockholder will vary depending on whether such Partners stockholder receives cash, shares of OceanFirst common stock or a combination thereof in exchange for such Partners stockholders’ shares of Partners common stock pursuant to the terms of the merger agreement.

The U.S. federal income tax consequences described above may not apply to all Partners stockholders. You should read the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Considerations” beginning on page 87 for a more detailed discussion of the U.S. federal income tax considerations relating to the integrated mergers. Tax matters can be complicated and the tax consequences of the integrated mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the integrated mergers to you.

Partners’ Directors and Officers Have Interests in the Mergers that May Differ from Your Interests (page 57)

Partners’ directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Partners stockholders generally, including in summary:

•

At the effective time, each outstanding and unexercised stock option granted by Partners to certain of its directors and executive officers under the Partners equity plans, whether vested or unvested, will be canceled, extinguished and automatically exchanged into the right to receive a cash payment (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock issuable upon exercise of such stock option and (b) the excess, if any, of (i) $10.00 over (ii) the per-share exercise price of such stock option, less applicable tax withholdings.

•

Certain executive officers of Partners have entered into agreements with OceanFirst Bank that will be effective at the effective time and will supersede such executive officers’ current employment agreements with Partners or its subsidiaries and affiliates (as applicable). These employment agreements provide, respectively, that: (i) Lloyd Harrison’s employment with Partners and its subsidiaries and affiliates will terminate at the effective time and Mr. Harrison will serve as a consultant to OceanFirst and its subsidiaries; (ii) John Breda will be employed as Regional President of OceanFirst Bank; (iii) Adam Sothen will be employed as Divisional Controller of OceanFirst Bank; and (iv) Betsy J. Eicher will be employed as Divisional Controller of OceanFirst Bank.

•

Messrs. Harrison, Breda and Sothen and Ms. Eicher, as executive officers of Partners, will or may receive payments and benefits in connection with the integrated mergers pursuant to agreements that each has entered into with OceanFirst Bank that will replace their respective current employment agreements with Partners and that will be effective at the effective time.

•

In connection with Virginia Partners Bank’s Northern Virginia operations, certain individuals who currently serve in executive roles with Virginia Partners Bank (but do not serve as executive officers of Partners) have been granted incentive awards by the compensation committee of the Partners board comprised of shares of restricted stock and of cash. In addition, the compensation committee of the Partners board recommended, and the Partners board has approved, an award comprised of shares of restricted stock and of cash to Michael W. Clarke, a director of Partners and Virginia Partners Bank, for his service to Partners with regard to the Northern Virginia operations of Virginia Partners Bank.

•

OceanFirst has agreed to (i) indemnify each present and former officer, director or employee of Partners and its subsidiaries, (ii) following the closing and subject to certain limitations, to advance expenses as incurred by such indemnified parties, and (iii) maintain directors’ and officers’ insurance for Partners, subject to certain exceptions, for six years following the mergers.

•	OceanFirst has agreed to appoint one member of the Partners board to the OceanFirst board and the board of directors of OceanFirst Bank.

The Partners board was aware of these interests and considered them, among other matters, in approving the merger agreement and the mergers and in determining to recommend to Partners stockholders that they vote to approve the merger proposal. These interests are described in more detail under the section of this proxy statement/prospectus entitled “The Mergers — Interests of Partners’ Directors and Executive Officers in the Mergers” beginning on page 57.

Partners Stockholders Are NOT Entitled to Assert Dissenters’ Rights (page 65)

Under the MGCL, the holders of Partners common stock will not have any dissenters’ rights with respect to the mergers. For further information, see the section of this proxy statement/prospectus entitled “The Mergers — No Dissenters’ Rights” beginning on page 65.

Completion of the Mergers; Conditions That Must Be Fulfilled For The Integrated Mergers To Occur (page 82)

Currently, Partners and OceanFirst expect to complete the integrated mergers in the first half of 2022. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the integrated mergers depends on a number of customary closing conditions being satisfied or, where legally permissible, waived. These conditions include:

•	the approval of the merger agreement by the requisite vote of the Partners stockholders;

•	the authorization for listing on the Nasdaq, subject to official notice of issuance, of the shares of OceanFirst common stock to be issued pursuant to the merger agreement;

•

the receipt of requisite regulatory approvals or waivers, including from the Board of Governors of the Federal Reserve System (which we refer to as the “FRB”) and the Office of the Comptroller of the Currency (which we refer to as the “OCC”) and the expiration of all statutory waiting periods in respect thereof;

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the shares of OceanFirst common stock to be issued upon the consummation of the first-step merger, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn) suspending the effectiveness of the S-4 registration statement;

•

(i) the absence of any order, injunction, or decree or other legal restraint or prohibition by any court or agency of competent jurisdiction preventing the completion of the integrated mergers or any of the other transactions contemplated by the merger agreement, (ii) no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the integrated mergers and (iii) no order or injunction is being sought by any governmental entity that would, if entered or enforced, prohibit the consummation of the transactions contemplated by the merger agreement;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the date on which the first-step merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect); and

•

receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, OceanFirst’s obligation to complete the integrated mergers is subject to the satisfaction or, where legally permissible, waiver of the following conditions:

•

the absence of a materially burdensome regulatory condition and no governmental entity indicating in writing (or informing both OceanFirst and Partners) that it will impose any materially burdensome regulatory condition; and

In addition, Partners’ obligation to complete the integrated mergers is subject to the satisfaction or, where legally permissible, waiver of the following condition:

•

the performance in all material respects by OceanFirst of all obligations required to be performed by it under the merger agreement at or prior to the closing (and the receipt by Partners of an officers’ certificate from the OceanFirst to such effect).

Neither Partners nor OceanFirst can be certain when, or if, the conditions to the integrated mergers will be satisfied or waived or that the integrated mergers will be completed.

Termination of the Merger Agreement (page 83)

The merger agreement can be terminated at any time prior to the completion of the first-step merger under the following circumstances:

•	by mutual written consent, if the OceanFirst board and the Partners board so determine;

•

by the OceanFirst board or the Partners board if any (i) governmental entity that must grant a requisite regulatory approval denies any requisite regulatory approval in connection with the mergers and such denial has become final and non-appealable, (ii) governmental entity of competent jurisdiction has issued a final and non-appealable order permanently enjoining, prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, or (iii) application for a requisite regulatory approval has been withdrawn at the request of the applicable governmental entity and is not permitted to be resubmitted for 120 days, unless, in any such case of clause (i), (ii) or (iii), the failure to obtain a requisite regulatory approval or the issuance of such order shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party;

•

by the OceanFirst board or the Partners board if the closing has not occurred on or before November 4, 2022, unless the failure of the closing to occur by such date is due to the failure of the terminating party to perform or observe its obligations under the merger agreement;

•

by the OceanFirst board or the Partners board (except that the terminating party cannot then be in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if the other party breaches any of its obligations or any of its representations and warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement, which breach or breaches (or failure or failures to be true), either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true) would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and such breach or failure is not or cannot be cured within 45 days following written notice to the non-terminating party, or such fewer days as remain prior to the termination date;

•

by the OceanFirst board, prior to the time that the merger proposal is approved by the requisite vote of the Partners stockholders, if the Partners board (i) fails to recommend approval of the merger proposal or fails to include such recommendation in this proxy statement/prospectus or withdraws, modifies or qualifies such recommendation in a manner adverse to OceanFirst or resolves to do so or fails to reaffirm such recommendation within two business days after OceanFirst requests in writing that such action be taken, (ii) fails to recommend against acceptance of a publicly disclosed tender offer or exchange offer for outstanding Partners common stock (other than by OceanFirst or an affiliate of OceanFirst) within the ten business day period commencing on the date such tender offer or exchange offer is first publicly disclosed, (iii) recommends or endorses an acquisition proposal, or (iv) breaches certain obligations with respect to acquisition proposals or calling and holding a meeting of its stockholders and recommending that the Partners stockholders approve the merger agreement, in each case, in any material respect;

•

by Partners, following the special meeting (including any adjournments or postponements thereof) if Partners (i) receives an acquisition proposal prior to such meeting, (ii) does not breach any of its obligations with respect to acquisition proposals or calling and holding a meeting of its stockholders and recommending that the Partners stockholders approve the merger agreement and (iii) fails to obtain the required vote of its stockholders at the special meeting; and

•

by OceanFirst, if the required vote of the Partners stockholders at the special meeting shall not have been obtained at the special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken.

Termination Fee (page 84)

If the merger agreement is terminated under certain circumstances involving alternative acquisition proposals with respect to Partners, changes in the recommendation of the Partners board or compliance by Partners with its obligation under the merger agreement with respect to the calling and holding of the special meeting and recommending that its stockholders approve the merger agreement, Partners may be required to pay to OceanFirst a termination fee equal to $7,400,000 (which we refer to as the “termination fee”). The termination fee could discourage other companies from seeking to acquire or merge with Partners or any of its subsidiaries.

Regulatory Approvals Required for the Mergers (page 65)

Subject to the terms of the merger agreement, both OceanFirst and Partners have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These include, among others, approval (or waiver of such approval) from the FRB and the OCC. OceanFirst intends to submit applications to the FRB (which we refer to as the “FRB application”) and the OCC (which we refer to as the “OCC application”) as promptly as practicable. As of the date of this proxy statement/prospectus, the FRB application and the OCC application have not yet been submitted. FRB and OCC approval (if granted) for the mergers: (i) would reflect only their view that the mergers do not contravene applicable competitive standards imposed by law and are consistent with regulatory policies relating to safety and soundness; (ii) would not be an opinion that the mergers are financially favorable to the stockholders of either OceanFirst or Partners or that the FRB or OCC has considered the adequacy of the terms of the mergers; and (iii) would not be an endorsement of, or recommendation for, the mergers. Partners and OceanFirst cannot be certain when, or if, FRB and OCC approval, and any other required regulatory approvals, for the mergers (if granted) will be obtained.

The Rights of Partners Stockholders Will Change as a Result of the Mergers (page 100)

OceanFirst is incorporated under the laws of the State of Delaware and Partners is incorporated under the laws of the State of Maryland. Accordingly, Delaware law governs the rights of OceanFirst stockholders and the Maryland law governs the rights of Partners stockholders. As a result of the first-step merger, Partners stockholders who receive the stock consideration will become stockholders of OceanFirst. Thus, following the completion of the first-step merger, the rights of Partners stockholders will be governed by the corporate law of the State of Delaware and will also then be governed by OceanFirst’s certificate of incorporation and bylaws, rather than by the laws of the State of Maryland and Partners’ articles of incorporation and bylaws.

See the section of this proxy statement/prospectus entitled “Comparison of Stockholders’ Rights” on page 100 for a description of the material differences in stockholders’ rights under the laws of the State of Delaware, the laws of the State of Maryland and each of the OceanFirst and Partners governing documents.

Information About the Companies (page 34)

OceanFirst

OceanFirst is incorporated under Delaware law and serves as the holding company for OceanFirst Bank. OceanFirst Bank, founded in 1902, is a $11.8 billion regional bank operating throughout New Jersey and in the major metropolitan markets of Philadelphia, New York, Baltimore, Washington D.C., and Boston. OceanFirst Bank delivers commercial and residential financing, treasury management, trust and asset management, and deposit services and is one of the largest and oldest community-based financial institutions headquartered in New Jersey.

OceanFirst common stock is listed on the Nasdaq under the symbol “OCFC”.

OceanFirst’s principal executive office is located at 110 West Front Street, Red Bank, New Jersey 07701 and its telephone number at that location is (732) 240-4500. OceanFirst’s website is www.oceanfirst.com. Additional information about OceanFirst and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

Merger Sub

Merger sub is a Maryland corporation and a wholly-owned subsidiary of OceanFirst. Merger sub was formed by OceanFirst for the sole purpose of consummating the first-step merger. See the section of this proxy statement/prospectus entitled “Information About Merger Sub” beginning on page 35.

Partners

Partners is a Maryland corporation and multi-bank holding company for The Bank of Delmarva (which we refer to as “Delmarva Bank”), a Delaware chartered state member bank, which is headquartered in Seaford, Delaware, and Virginia Partners Bank (which we refer to as “Virginia Partners Bank”), a Virginia chartered state member bank, which is headquartered in Fredericksburg, Virginia. Partners was incorporated on January 6, 1988 under the general corporation law of Maryland for the purpose of becoming a bank holding company for Delmarva Bank. Partners acquired Virginia Partners Bank on November 15, 2019.

Delmarva Bank currently operates 15 full service banking offices, located in Delmar, Salisbury and Ocean City, Maryland and Laurel, Dagsboro, and Rehoboth, Delaware, and Cherry Hill, Evesham and Moorestown, New Jersey. Delmarva Bank’s branches in Cherry Hill, Evesham, and Moorestown, New Jersey are operated under the name “Liberty Bell Bank, a Division of The Bank of Delmarva.” Delmarva Bank’s main office is located at 910 Norman Eskridge Highway, Seaford, Delaware 19973.

Virginia Partners Bank has three full service banking offices in Fredericksburg, Virginia and one full service branch and commercial banking office in Reston, Virginia. In Maryland, Virginia Partners Bank trades under the name “Maryland Partners Bank (a division of Virginia Partners Bank),” and operates a full service branch and commercial banking office in La Plata, Maryland and a loan production office in Annapolis, Maryland. Virginia Partners Bank’s main office is located at 410 William Street, Fredericksburg, Virginia 22401.

Partners common stock is listed on the Nasdaq under the symbol “PTRS.”

Partners principal executive offices are located at 2245 Northwood Drive, Salisbury, Maryland 21801 and its telephone number at that location is (410) 548-1100. Partners’ website is https://www.partnersbancorp.com/. Additional information about Partners and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

Risk Factors (page 19)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 19.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF OCEANFIRST

The following table presents selected historical consolidated financial data for OceanFirst as of and for each of the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016. This information has been derived in part from and should be read in conjunction with the audited consolidated financial statements of OceanFirst. The following table also presents selected historical consolidated financial data for OceanFirst as of and for each of the nine-month periods ended September 30, 2021 and September 30, 2020. This information has been derived in part from and should be read in conjunction with the unaudited consolidated financial statements of OceanFirst. You should read this information in conjunction with the historical financial statements of OceanFirst and the related notes, including those contained in OceanFirst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in OceanFirst’s Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 2021, each of which is incorporated by reference in this proxy statement/prospectus.

(dollars in thousands, except per share amounts)	As of and for the Nine Months Ended		As of and for the Years Ended December 31,
	Sept. 30, 2021	Sept. 30, 2020	2020	2019	2018	2017	2016
Selected Financial Condition Data(1):
Total assets	$11,829,688	$11,651,297	$11,448,313	$8,246,145	$7,516,154	$5,416,006	$5,166,917
Loans receivable, net of allowance for loan credit losses	8,139,961	7,943,390	7,704,857	6,207,680	5,579,222	3,965,773	3,803,443
Deposits	9,774,097	9,283,288	9,427,616	6,328,777	5,814,569	4,342,798	4,187,750
Stockholders’ equity	1,513,249	1,461,714	1,484,130	1,153,119	1,039,358	601,941	571,903

Selected Operating Data:
Net interest income	224,752	235,100	312,951	255,971	240,502	169,218	120,262
Credit loss (benefit) expense	(10,259)	55,332	59,404	1,636	3,490	4,445	2,623
Other income	42,521	33,306	73,926	42,165	34,827	27,072	20,412
Operating expenses	162,026	175,515	246,431	189,142	186,337	126,520	102,852
Net income	87,419	30,245	63,309	88,574	71,932	42,470	23,046
Net income available to common stockholders	84,407	29,152	61,212	88,574	71,932	42,470	23,046
Diluted earnings per share	1.41	0.49	1.02	1.75	1.51	1.28	0.98

Selected Financial Ratios:
Stockholders’ equity per common share at end of period	25.47	24.21	24.57	22.88	21.68	18.47	17.80
Tangible common equity per common share(2)	15.78	14.58	14.98	15.13	14.26	13.58	12.94
Cash dividend per share	0.51	0.51	0.68	0.68	0.62	0.60	0.54
Stockholders’ equity to total assets	12.79%	12.55%	12.96%	13.98%	13.83%	11.11%	11.07%
Tangible stockholders’ equity to total tangible assets(2)	8.78	8.41	8.79	9.71	9.55	8.42	8.30
Return on average assets(3)(4)	0.98	0.35	0.55	1.10	0.98	0.80	0.62
Return on average stockholders’ equity(3)(4)	7.49	2.68	4.20	7.84	7.31	7.20	6.08
Return on average tangible stockholders’ equity(2)(3)(4)	11.46	4.22	6.59	11.96	11.16	9.82	7.13
Net interest rate spread(3)(6)	2.77	3.02	2.96	3.40	3.57	3.44	3.38
Net interest margin(3)(7)	2.91	3.23	3.16	3.62	3.71	3.53	3.47
Operating expenses to average assets(3)(4)	1.87	2.13	2.20	2.35	2.53	2.39	2.76
Efficiency ratio(3)(4)(5)	60.62	65.39	63.70	63.44	67.68	64.46	73.11
Loan to deposit ratio	83.71	86.19	82.27	98.20	96.12	91.56	90.92

Asset Quality:
Non-performing loans held-for-investment(9)	$23,344	$29,895	$36,410	$17,849	$17,415	$20,865	$13,566
Non-performing loans held-for-sale	—	67,489	—	—	—	—	—
Non-performing assets(9)	23,450	97,490	36,516	18,113	18,796	29,051	23,369
Allowance for loan credit losses as a percent of total loans receivable(8)(10)	0.61%	0.70%	0.78%	0.27%	0.30%	0.40%	0.40%
Allowance for loan credit losses as a percent of total non-performing loans(9)(10)	214.84	188.49	166.81	94.41	95.19	75.35	111.92
Non-performing loans held-for-investment as a percent of total loans receivable(8)(9)	0.29	0.37	0.47	0.29	0.31	0.52	0.35
Non-performing assets as a percent of total assets(9)	0.20	0.84	0.32	0.22	0.25	0.54	0.45

(1)	With the exception of quarter end ratios, all ratios are based on average daily balances.

(2)

Tangible stockholders’ equity and tangible assets exclude intangible assets related to goodwill and core deposit intangible. Tangible common equity excludes goodwill, core deposit intangible and preferred equity.

(3)	Ratios are annualized.
(4)

Performance ratios include the net favorable impact of merger related expenses, branch consolidation expenses and net gain on equity investments of $2.3 million, or $1.7 million, net of tax expense, for the nine months ended September 30, 2021. Performance ratios include the net adverse impact of merger related expenses, branch consolidation expenses, net loss on equity investments, Two River and Country Bank opening credit loss expense under the Current Expected Credit Loss (“CECL”) model and Federal Home Loan Bank (“FHLB”) advance prepayment fees of $26.0 million, or $19.9 million, net of tax benefit for the nine months ended September 30, 2020. Performance ratios for 2020 includes net gain on equity investments, gain on sale of Paycheck Protection Program (“PPP”) loans, FHLB advance prepayment fees, merger related expenses, branch consolidation expenses, and Two River and Country Bank opening credit loss expense under the CECL model of $14.3 million with an after tax cost of $11.0 million. Performance ratios for 2019 include merger related expenses, branch consolidation expenses, non-recurring professional fees, compensation expense due to the retirement of an executive officer, and the reduction in income tax expense from the revaluation of state deferred tax assets as a result of a change in the New Jersey tax code of $20.6 million with an after tax cost of $16.3 million. Performance ratios for 2018 include merger related expenses, branch consolidation expenses, and an income tax benefit related to Tax Cuts and Jobs Act (“Tax Reform”) of $28.2 million with an after tax cost of $22.2 million. Performance ratios for 2017 include merger related expenses, branch consolidation expenses, and additional income tax expense related to Tax Reform of $18.1 million with an after tax cost of $13.5 million. Performance ratios for 2016 include merger related expenses and the FHLB advance prepayment fees totaling $16.7 million with an after tax cost of $11.9 million.

(5)	Efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.
(6)	The net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(7)	The net interest margin represents net interest income as a percentage of average interest-earning assets.
(8)	Total loans receivable excludes loans held-for-sale.
(9)

Non-performing assets consist of non-performing loans held-for-investment and real estate acquired through foreclosure. Non-performing loans held-for-investment consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is OceanFirst’s policy to cease accruing interest on all such loans and to reverse previously accrued interest.

(10)

The loans acquired from Two River, Country Bank, Capital Bank of New Jersey, Sun Bancorp, Inc., Ocean Shore Holding Co., Cape Bancorp, Inc., and Colonial American Bank were recorded at fair value. The net unamortized credit and purchased credit deteriorated marks on these loans, not reflected in the allowance for loan losses, was $21.3 million, $31.6 million, $28.0 million, $30.3 million, $31.6 million, $17.5 million, and $26.0 million at September 30, 2021, September 30, 2020, December 31, 2020, December 31, 2019, December 31, 2018, December 31, 2017 and December 31, 2016, respectively.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 25, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

Because the market value for OceanFirst common stock may fluctuate, Partners stockholders cannot be certain of the precise value of the stock consideration they will be entitled to receive.

At the effective time of the first-step merger, each share of Partners common stock that is issued and outstanding immediately prior to the effective time of the first-step merger, other than exception shares (as defined in the merger agreement), will be converted into the right to receive either (a) 0.4512 shares of OceanFirst common stock or (b) $10.00 in cash, in each case, at the election of the holder of Partners common stock, subject to (x) a maximum of forty percent (40%) of the shares of Partners common stock being convertible into cash and (y) the allocation and proration provisions of the merger agreement. No fractional shares of OceanFirst common stock, if any, will be issued in connection with the first-step merger.

There will be a lapse of time between each of (i) the date of this proxy statement/prospectus, (ii) the date of the special meeting, (iii) the election deadline by which Partners stockholders may elect to receive the stock consideration or the cash consideration in exchange for each share of Partners common stock held by such Partners stockholder and (iv) the date on which Partners stockholders entitled to receive the merger consideration actually receive the merger consideration. Although the exchange ratio in respect of the stock consideration is fixed, the value of the stock consideration (and, therefore, the aggregate value of the merger consideration) will fluctuate during these periods as a result of a variety of factors, which may include general market and economic conditions, changes in OceanFirst’s businesses, operations and prospects and regulatory considerations. Many of these factors are outside of the control of OceanFirst and Partners. Consequently, the market price of OceanFirst common stock will not be known at the time Partners stockholders vote on the first-step merger. Although the value of the cash consideration is fixed at $10.00 per share of Partners common stock, the value of the stock consideration will depend on the market value of shares of OceanFirst common stock on the date the merger consideration is received and thereafter. This value will not be known at the time of the special meeting and may be more or less than the current market value for OceanFirst common stock or the market value for OceanFirst common stock at the time of the special meeting.

The market value for OceanFirst common stock after the first-step merger is completed may be affected by factors different from those currently affecting the market value for Partners common stock or OceanFirst common stock.

Upon completion of the first-step merger, Partners stockholders who receive any portion of the stock consideration will become OceanFirst stockholders. OceanFirst’s business differs in important respects from that of Partners, and, accordingly, the results of operations of the combined company and the market price for OceanFirst common stock after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of OceanFirst and Partners. For a discussion of the business of OceanFirst and of some important factors to consider in connection with that business, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.

Before the mergers can be completed, OceanFirst and OceanFirst Bank must obtain approvals or waivers from, among others, the FRB and the OCC. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals, waivers and consents, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under the section of this proxy statement/prospectus entitled “The Mergers — Regulatory Approvals Required for the Mergers” beginning on page 65. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or a delay in their receipt. These regulators may impose conditions on the completion of the mergers or require changes to the terms of the mergers. Such conditions or changes could have the effect of delaying or preventing completion of the mergers or imposing additional costs on or limiting the revenues of the combined company following the completion of the mergers, any of which might have an adverse effect on the combined company following the completion of the mergers. However, under the terms of the merger agreement, neither party is required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the permits, consents, approvals and authorizations of regulators that, individually or in the aggregate, would have, or would reasonably be expected to have, a material adverse effect (i) on the surviving corporation and its subsidiaries (measured as a whole, after giving effect to the integrated mergers) or (ii) in the case of any actions, conditions, or restrictions caused by or arising solely out of the business or operations of Partners or its subsidiaries or OceanFirst’s acquisition of the Partners and its subsidiaries, on the surviving corporation and its subsidiaries (measured as though the surviving corporation were the size of Partners, on a pre-closing basis) (which we refer to as a “materially burdensome regulatory condition”). For more information, see the section of this proxy statement/prospectus entitled “The Mergers — Regulatory Approvals Required for the Mergers” beginning on page 65.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the mergers may not be realized.

OceanFirst and Partners have operated and, until the completion of the mergers, will continue to operate, independently. The success of the mergers, including anticipated benefits and cost savings, will depend, in part, on OceanFirst’s ability to successfully combine and integrate the businesses of OceanFirst and Partners in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors, employees and other constituents or to achieve the anticipated benefits and cost savings of the mergers. The loss of key employees could adversely affect OceanFirst’s ability to successfully conduct its business, which could have an adverse effect on OceanFirst’s financial results and the value of OceanFirst common stock. If OceanFirst experiences difficulties with the integration process, the anticipated benefits of the mergers may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause OceanFirst and/or Partners to lose customers or cause customers to remove their accounts from OceanFirst and/or Partners and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Partners and OceanFirst during this transition period and for an undetermined period after completion of the mergers on the combined company. In addition, the actual cost savings realized as a result of the mergers could be less than anticipated.

Certain of Partners’ directors and executive officers may have interests in the mergers that may differ from the interests of Partners stockholders.

Partners’ directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Partners stockholders generally. The material interests considered by the Partners board were as follows:

•

At the effective time, each outstanding and unexercised stock option granted by Partners to certain of its directors and executive officers under the Partners equity plans, whether vested or unvested, will be canceled, extinguished and automatically exchanged into the right to receive a cash payment (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock issuable upon exercise of such stock option and (b) the excess, if any, of (i) $10.00 over (ii) the per-share exercise price of such stock option, less applicable tax withholdings.

•

Certain executive officers of Partners have entered into agreements with OceanFirst Bank that will be effective at the effective time and will supersede such executive officers’ current employment agreements with Partners or its subsidiaries and affiliates (as applicable). These employment agreements provide, respectively, that: (i) Lloyd Harrison’s employment with Partners and its subsidiaries and affiliates will terminate at the effective time and Mr. Harrison will serve as a consultant to OceanFirst and its subsidiaries; (ii) John Breda will be employed as Regional President of OceanFirst Bank; (iii) Adam Sothen will be employed as Divisional Controller of OceanFirst Bank; and (iv) Betsy J. Eicher will be employed as Divisional Controller of OceanFirst Bank.

•

Messrs. Harrison, Breda and Sothen and Ms. Eicher, as executive officers of Partners, will or may receive payments and benefits in connection with the integrated mergers pursuant to agreements that each has entered into with OceanFirst Bank that will replace their respective current employment agreements with Partners and that will be effective at the effective time.

•

In connection with Virginia Partners Bank’s Northern Virginia operations, certain individuals who currently serve in executive roles with Virginia Partners Bank (but do not serve as executive officers of Partners) have been granted incentive awards by the compensation committee of the Partners board comprised of shares of restricted stock and of cash. In addition, the compensation committee of the Partners board recommended, and the Partners board has approved, an award comprised of shares of restricted stock and of cash to Michael W. Clarke, a director of Partners and Virginia Partners Bank, for his service to Partners with regard to the Northern Virginia operations of Virginia Partners Bank.

The Partners board was aware of these interests and considered them, among other matters, in approving the merger agreement and the mergers and in determining to recommend to Partners stockholders that they vote to approve the merger proposal. These interests are described in more detail under the section of this proxy statement/prospectus entitled “The Mergers — Interests of Partners’ Directors and Executive Officers in the Mergers” beginning on page 57.

The merger agreement may be terminated in accordance with its terms, and the mergers may not be completed.

The merger agreement is subject to a number of customary closing conditions that must be satisfied or, where legally permissible, waived in order to complete the integrated mergers, including the receipt of the requisite approval of Partners stockholders and the requisite regulatory approvals. These conditions to the closing of the integrated mergers may not be satisfied or waived in a timely manner or at all, and, accordingly, the integrated mergers may be delayed or may not be completed. In addition, OceanFirst and Partners may elect to terminate the merger agreement in certain other circumstances and, in certain circumstances, Partners may be required to pay OceanFirst the termination fee of $7,400,000.

Termination of the merger agreement, or failure to complete the mergers, could negatively impact Partners or OceanFirst.

If the merger agreement is terminated, there may be various consequences. For example, Partners’ or OceanFirst’s businesses may be impacted adversely by the failure to pursue other opportunities due to management’s focus on the mergers, without realizing any of the anticipated benefits of completing the mergers. Additionally, if the merger agreement is terminated, the market value for Partners common stock or OceanFirst common stock could decline to the extent that the current market value reflect a market assumption that the mergers will be completed. If the merger agreement is terminated under certain circumstances, Partners may be required to pay to OceanFirst the termination fee of $7,400,000.

Furthermore, each of OceanFirst and Partners has incurred and will incur substantial expenses in connection with the completion of the mergers, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the mergers. If the mergers are not completed, OceanFirst and Partners will incur these expenses without realizing the expected benefits of the mergers.

In addition, if the mergers are not completed, Partners may experience negative reactions from the financial markets and from its stockholders, customers and employees. Also, Partners may not be able to successfully resume independent operations, or enter into an agreement with another party with respect to a business combination transaction involving a sale of Partners. If it is able to enter into another agreement with respect to a business combination transaction involving a sale of Partners, it may be at a lower price. If the mergers are not completed, Partners cannot assure Partners stockholders that the risks described above will not materialize and will not materially affect the business and financial results of Partners or the market value for Partners common stock.

Partners and OceanFirst will be subject to business uncertainties and contractual restrictions while the mergers are pending.

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on Partners or OceanFirst. These uncertainties may impair Partners’ or OceanFirst’s ability to attract, retain and motivate key personnel until the mergers are completed, and could cause customers and others that deal with Partners or OceanFirst to seek to change existing business relationships with Partners or OceanFirst. Retention of certain employees by Partners or OceanFirst may be challenging while the mergers are pending, as certain employees may experience uncertainty about their future roles with OceanFirst. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Partners or OceanFirst, Partners’ business or OceanFirst’s business could be harmed. In addition, subject to certain exceptions, Partners has agreed to operate its business in the ordinary course prior to closing, and each of Partners and OceanFirst has agreed to certain restrictive covenants. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Covenants and Agreements” beginning on page 73 for a description of the restrictive covenants applicable to Partners and OceanFirst.

The merger agreement limits Partners’ ability to pursue acquisition proposals and requires Partners to pay OceanFirst a termination fee of $7,400,000 under certain circumstances, including certain circumstances relating to competing acquisition proposals for Partners.

The merger agreement prohibits Partners from, directly or indirectly, initiating, soliciting, knowingly encouraging or knowingly facilitating any inquiries or proposals with respect to any acquisition proposal. For more information, see the section of this proxy statement/prospectus entitled “The Merger Agreement —Agreement Not to Solicit Other Offers” beginning on page 80. In addition, unless the merger agreement has been terminated in accordance with its terms, Partners has an unqualified obligation to submit the merger proposal to a vote by Partners stockholders even if Partners receives a proposal that the Partners board believes is superior to the mergers. For more information, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Partners Stockholder Meeting and Recommendation of the Partners Board” beginning on page 79. The merger agreement also provides that Partners must pay OceanFirst a termination fee in the amount of $7,400,000 in the event that the merger agreement is terminated under certain circumstances, including Partners’ failure to abide by certain obligations not to solicit acquisition proposals or Partners’ failure to recommend that Partners stockholders approve the merger proposal. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination Fee” beginning on page 84. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Partners from considering or proposing such an acquisition. Each director and executive officer of Partners, solely in his or her capacity as a Partners stockholder, has entered into a separate support agreement with OceanFirst, pursuant to which each such director and executive officer has agreed to vote in favor of the merger proposal and certain related matters and against alternative mergers and has agreed to abide by certain restrictions with respect to the transfer of such Partners stockholder’s shares of Partners common stock prior to the earliest of approval of the merger proposal by the Partners stockholders, the effective time or the date of termination of the merger agreement in accordance with its terms. As of the record date, the Partners directors that are party to these support agreements were entitled to vote in the aggregate approximately 44.67% of the outstanding shares of Partners common stock. For more information see the section of this proxy statement/prospectus entitled “The Merger Agreement — Partners Voting and Support Agreements” beginning on page 85.

The shares of OceanFirst common stock to be received by Partners stockholders as a result of the first-step merger will have different rights from the shares of Partners common stock.

The rights of Partners stockholders are currently governed by the MGCL, Partners’ articles of incorporation and Partners’ bylaws. Upon completion of the first-step merger, Partners stockholders who elect to receive the stock consideration will become OceanFirst stockholders and their rights as stockholders will then be governed by the Delaware General Corporation Law (which we refer to as the “DGCL”), OceanFirst’s certificate of incorporation and OceanFirst’s bylaws. The rights associated with Partners common stock are different from the rights associated with OceanFirst common stock. See the section of this proxy statement/prospectus entitled “Comparison of Stockholders’ Rights” beginning on page 100 for a discussion of the different rights associated with OceanFirst common stock.

Holders of Partners common stock will have a reduced ownership and voting interest after the first-step merger and will exercise less influence over management.

Partners stockholders currently have the right to vote in the election of directors of the Partners board and on other matters affecting Partners. Upon the completion of the first-step merger, each share of OceanFirst common stock that a Partners stockholder is entitled to receive in the first-step merger will represent a smaller percentage ownership of OceanFirst than the percentage ownership of Partners represented by the shares of Partners common stock held by the Partners stockholder prior to the effective time. It is currently expected that the former Partners stockholders as a group will be entitled to receive shares of OceanFirst common stock in the first-step merger constituting approximately 12% of the outstanding shares of OceanFirst common stock immediately after the first-step merger. As a result of such share issuances, the shares of OceanFirst common stock outstanding immediately prior to the effective time will represent, immediately after the effective time, approximately 88% of the outstanding shares of OceanFirst common stock immediately after the first-step merger. Because of this reduced ownership percentage, Partners stockholders will have less influence on the management and policies of OceanFirst than they now have on the management and policies of Partners.

Partners stockholders do not have dissenters’ or appraisal rights in the first-step merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Partners stockholders are not entitled to exercise dissenters’ rights in connection with the first-step merger. For further information, see the section of this proxy statement/prospectus entitled “The Mergers — No Dissenters’ Rights” beginning on page 65.

Litigation against OceanFirst or Partners or their respective boards of directors could prevent or delay the completion of the mergers or result in the payment of damages following the completion of the mergers.

While OceanFirst and Partners believe that any claims that may be asserted by purported stockholder plaintiffs related to the mergers would be without merit, the results of any such potential legal proceedings are difficult to predict and could delay or prevent the mergers from becoming effective in a timely manner. The existence of litigation related to the mergers could affect the likelihood of obtaining the required approval of the merger proposal. Moreover, any litigation could be time consuming and expensive, could divert OceanFirst management or Partners management’s attention away from their regular business and, if any lawsuit is adversely resolved against OceanFirst, Partners or their respective board of directors, it could have a material adverse effect on the financial condition of OceanFirst, Partners or the surviving corporation in the mergers.

One of the conditions to the consummation of the integrated mergers is the absence of any order, injunction, decree, legal restraint or prohibition by any court or agency of competent jurisdiction preventing the consummation of any of the integrated mergers or any of the other transactions contemplated by the merger agreement, as described in more detail in the section “The Merger Agreement — Conditions to Complete the Integrated Mergers” beginning on page 82. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed and a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting OceanFirst or Partners’ ability to complete the integrated mergers, then such injunctive or other relief may prevent the mergers from becoming effective in a timely manner or at all.

The opinion received by the Partners board from its financial advisor prior to execution of the merger agreement does not reflect changes in circumstances subsequent to the date of the fairness opinion.

Piper Sandler, Partners’ financial advisor in connection with the mergers, delivered to the Partners board its opinion, dated as of November 3, 2021, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations set forth in the opinion, the merger consideration in the integrated mergers was fair, from a financial point of view, to holders of Partners’ common stock. The opinion speaks only as of the date of such opinion. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of OceanFirst or Partners, changes in general market and economic conditions or regulatory or other factors. Any such changes may materially alter or affect the relative values of OceanFirst and Partners.

Estimates as to the future value of the combined company are inherently uncertain. You should not rely on such estimates without considering all of the information contained in or incorporated by reference into this proxy statement/prospectus.

Any estimates as to the future value of the combined company, including estimates regarding the earnings per share of the combined company, are inherently uncertain. The future value of the combined company will depend upon, among other factors, the combined company’s ability to achieve projected revenue and earnings expectations and to realize the anticipated synergies, all of which are subject to the risks and uncertainties, including the risks and uncertainties described in these risk factors. Accordingly, you should not rely upon any estimates as to the future value of the combined company, whether made before or after the date of this proxy statement/prospectus by OceanFirst’s and Partners’ respective management teams or others, without considering all of the information contained in or incorporated by reference into this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”). These forward-looking statements may include: management plans relating to the mergers; the expected timing of the completion of the mergers; the ability to complete the mergers; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the mergers; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “will,” “would,” “could,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Partners assumes any duty or undertaking to update or supplement any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events or circumstances could differ, possibly materially, from those that OceanFirst or Partners anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 19 and under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, Item 1A “Risk Factors” in Partners’ Annual Report on Form 10-K and those disclosed in OceanFirst’s and Partners’ other periodic reports filed with the SEC, as well as the possibility that expected benefits of the mergers may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the mergers may not be timely completed, if at all; that prior to the completion of the mergers or thereafter, OceanFirst’s and Partners’ respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the mergers; that, with respect to the mergers, required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the mergers, and diversion of management time as result of matters related to the mergers. For any forward-looking statements made in this proxy statement/prospectus or in any documents, OceanFirst and Partners and claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

THE PARTNERS SPECIAL MEETING

This section contains information for Partners stockholders about the special meeting that Partners has called to allow its stockholders to consider and vote on the merger proposal, the compensation proposal and the adjournment proposal. Partners is mailing this proxy statement/prospectus to you, as a Partners stockholder, on or about January 19, 2022. This proxy statement/prospectus is accompanied by a notice of the special meeting and a form of proxy card that the Partners board is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting. References to “you” and “your” in this section are to Partners stockholders.

Date, Time and Place of the Special Meeting

A virtual special meeting of the stockholders of Partners is scheduled to be held online via live webcast at 10:00 a.m. Eastern Time, on March 9, 2022. No physical meeting will be held. On or about January 19, 2022, Partners will commence mailing this proxy statement/prospectus and the enclosed form of proxy card to its stockholders entitled to vote at the special meeting.

Our priority remains the safety of our stockholders, employees and community. In response to the public health concerns regarding the continuing COVID-19 pandemic, the special meeting will be a virtual meeting held on the Internet. There will be no physical location for the special meeting. Stockholders will be able to attend the special meeting online, and, with a control number, vote shares electronically and submit questions during the special meeting by visiting meetnow.global/MJ794ML at the meeting date and time.

Matters to Be Considered

At the special meeting, you, as a Partners stockholder, will be asked to consider and vote upon the following matters:

•	the merger proposal;

•	the compensation proposal; and

•	the adjournment proposal.

Recommendation of the Partners Board

The Partners board has determined that the merger agreement and the transactions contemplated thereby, including the first-step merger, are advisable, fair to and in the best interests of Partners and its stockholders, has approved the merger agreement and the first-step merger and unanimously recommends that the Partners stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal. See the section of this proxy statement/prospectus entitled “The Mergers — Partners’ Reasons for the Mergers; Recommendation of the Partners Board” beginning on page 26 for a more detailed discussion of the Partners board’s recommendation.

Record Date and Quorum

The Partners board has fixed the close of business on December 29, 2022 as the record date for determining its stockholders entitled to receive notice of, and to vote at, the special meeting.

As of the record date, there were 17,940,190 common stock outstanding and entitled to notice of, and to vote at, the special meeting held by 579 holders of record. Each share of Partners common stock entitles the holder to one vote at the special meeting on each proposal to be considered at the special meeting.

The presence at the special meeting of the holders of shares of Partners common stock entitled to cast a majority of the votes at a meeting of stockholders will constitute a quorum at the meeting for the transaction of business at the special meeting. Abstentions, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Virtual attendance at the special meeting constitutes “in person” attendance for purposes of establishing a quorum. Once a share is represented for any purpose at the special meeting, it is deemed present for quorum purposes for the remainder of the special meeting or any adjournment of the special meeting.

Broker non-votes, if any, will not be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum because it is expected that all proposals to be voted on at the special meeting will be “non-routine” matters (i.e., matters with respect to which banks, brokers and other nominees do not have discretion to vote shares of Partners common stock).

Required Vote; Treatment of Abstentions, Broker Non-Votes and Failure to Vote

The merger proposal:

•

Standard: Approval of the merger proposal requires the affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy, fail to vote by telephone or the internet, or fail to vote in person at the special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

The compensation proposal:

•

Standard: Approval of the compensation proposal requires the affirmative vote of a majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy, fail to vote by telephone or the internet, or fail to vote in person at the special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the compensation proposal, it will have no effect on the vote with respect to the compensation proposal.

The adjournment proposal:

•

Standard: The adjournment proposal will be approved if a majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting vote in favor of such proposal.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy, fail to vote by telephone or the internet, or fail to vote in person at the special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the vote with respect to the adjournment proposal.

Shares Held by Officers and Directors

As of the close of business on the record date, Partners’ directors and executive officers and their affiliates were entitled to vote an aggregate of 8,047,503 shares of Partners common stock at the special meeting, which represents approximately 44.86% of the issued and outstanding shares of Partners common stock entitled to vote at the special meeting. In addition, as described in the section of this proxy statement/prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of Partners,” as of the close of business on the record date, Partners’ directors and executive officers and their affiliates beneficially owned an aggregate of 8,082,547 shares of Partners common stock.

Each director and executive officer of Partners, solely in his or her capacity as a Partners stockholder, has entered into a support agreement with OceanFirst, pursuant to which each such stockholder has agreed to vote in favor of the merger proposal and certain related matters and against alternative transactions. As of the record date, the Partners stockholders that are party to the support agreements were entitled to vote in the aggregate approximately 44.67% of the outstanding shares of Partners common stock. For more information regarding the support agreements, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Partners Voting and Support Agreement” beginning on page 85.

As of the record date, OceanFirst beneficially held no shares of Partners common stock.

Voting of Proxies; Incomplete Proxies

Any Partners stockholder may vote by proxy or in person at the special meeting. If you hold your shares of Partners common stock in your name as a stockholder of record, to submit a proxy you, as a Partners stockholder, may use one of the following methods:

•	Through the Internet by visiting the website indicated on your proxy card and following the instructions.

•	By telephone by following the instructions on your proxy card.

•	Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Partners requests that its stockholders vote by telephone or over the Internet prior to midnight on March 8, 2022 or by completing and signing the accompanying proxy card and returning it to Partners as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Partners common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned signed but without indication as to how to vote, the shares of Partners common stock represented by the proxy card will be voted as recommended by the Partners board.

Every Partners stockholder’s vote is important. Accordingly, each stockholder should sign, date and return the enclosed proxy card, or, prior to midnight Eastern Time on March 8, 2022, vote by telephone or via the Internet, whether or not the stockholder plans to attend the special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the virtual special meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”

If you are a Partners stockholder and your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. Stockholders should check the voting form used by that firm to determine whether you may vote by telephone or the Internet. You may not vote shares held in street name by returning a proxy card directly to Partners or by voting in person at the special meeting unless you obtain a “legal proxy” from your broker, bank or other nominee.

Furthermore, brokers, banks or other nominees who hold shares of Partners common stock on behalf of their customers will not vote your shares of Partners common stock or give a proxy to Partners to vote those shares with respect to any of the proposals (including the merger proposal) being considered at the special meeting without specific instructions from you because brokers, banks and other nominees do not have discretionary voting power on such proposals. A broker non-vote occurs when the broker holder of record is unable to vote on a proposal because the proposal is non-routine and the beneficial owner does not provide any instructions. All of the proposals currently scheduled for consideration at the special meeting are “non-routine” matters.

Revocability of Proxies and Changes to a Partners Stockholder’s Vote

You have the power to change your vote at any time before your shares of Partners common stock are voted at the special meeting by:

•	voting again by telephone or through the Internet or completing a new proxy card with a later date — your latest vote will be counted; or

•	filing with the Secretary of Partners written notice of such revocation.

Attendance at the special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the special meeting.

If you have instructed a bank, broker or other nominee to vote your shares of Partners common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

Partners will pay for the solicitation of proxies from the Partners stockholders. In addition to soliciting proxies by mail, Regan & Associates, Partners’ proxy solicitor, will assist Partners in soliciting proxies from its stockholders. Partners has agreed to pay $20,000 plus out of pocket expenses for these services. Partners will, upon request, reimburse banks, brokers and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Additionally, directors, officers and employees of Partners may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies.

Attending and Participating in the Special Meeting

The special meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online by webcast. You are entitled to attend the special meeting only if you were a Partners stockholder as of the close of business on December 29, 2021, the record date, or if you hold a valid proxy for the special meeting. No physical meeting will be held.

All Partners stockholders, including holders of record and stockholders who hold their shares through banks, brokers or other nominees, are invited to attend the special meeting. If you are not a Partners stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting.

You will be able to attend the special meeting online by webcast and submit your questions during the meeting by visiting meetnow.global/MJ794ML. You also will be able to vote your shares online by attending the special meeting by webcast.

To attend the special meeting and be able to submit questions and to vote, you will need to review the information, including the control number, included on your proxy card or on the instructions that accompany your proxy materials. If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions provided in accompanying proxy materials. If you do not have your control number, you may attend the special meeting as a guest (non-stockholder), but you will not have the ability to vote your shares or submit questions during the special meeting.

The special meeting will begin promptly at 10:00 a.m. Eastern Time, on March 9, 2022. We encourage you to access the meeting 10-15 minutes prior to the start time to leave ample time for the check in.

Registration for the Special Meeting

Registered Stockholders. If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the special meeting online by webcast. However, you will need your control number located on your proxy card. Please follow the instructions on your proxy card and accompanying proxy materials that you received.

Other Stockholders. If you hold your shares through an intermediary, such as a bank, broker or other nominee, then that organization is considered the stockholder of record and the shares are considered held in “street name.” If you hold your shares in street name and you wish to attend the special meeting online, you must register in advance to attend the meeting online and to vote during the meeting.

To register to attend the special meeting online by webcast you must submit proof of your proxy power (i.e., legal proxy or broker’s proxy card) reflecting your holdings of shares of Partners common stock, along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and directed to Computershare by one of the following methods:

Mail: Send a copy of your legal proxy, along with your name and email address, to

Computershare

Attention: Partners Bancorp Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

Email: Forward the email from your bank, broker or other nominee, or attach an image of your legal proxy, to legalproxy@computershare.com, and include your name and email address. Requests for registration must include the subject line “Legal Proxy.”

Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m. Eastern Time, on March 4, 2022. You will receive a confirmation email from Computershare of your registration and a control number that you can use to vote during the special meeting.

Questions

Stockholders may submit questions either before or during the special meeting by logging into the webcast using their control number and following the instructions to submit a question. Questions pertinent to the special meeting proposals will be answered during the meeting after voting is completed, subject to time constraints. A Partners’ representative will facilitate the process by posing questions to our management team. Questions or comments that relate to proposals that are not properly before the special meeting, relate to matters that are not proper subject for action by stockholders, are irrelevant to Partners’ business, relate to material non-public information of Partners, relate to personal concerns or grievances, are derogatory to individuals or that are otherwise in bad taste, are in substance repetitious of a question or comment made by another stockholder, or are not otherwise suitable for the conduct of the special meeting as determined in the sole discretion of Partners, will not be answered. Questions relevant to special meeting matters that Partners does not have time to answer during the special meeting will be posted to Partners’ website following the special meeting.

Technical Support

Support will be available to assist with any technical difficulties you may have in accessing the virtual special meeting. If you encounter any difficulties, you can utilize the link available on the log-in webpage for the special meeting at meetnow.global/MJ794ML or you may call (888) 724-2416 (local) or +1(781) 575-2748 (international) beginning at 9:00 a.m. Eastern Time on March 9, 2022.

If there are any technical issues in convening or hosting the special meeting, we will promptly post information to Partners’ website, www.partnersbancorp.com, under the heading “Special Meeting and Proxy Statement/Prospectus,” including information on when the special meeting will be reconvened.

Assistance

If you need assistance in completing your proxy card, have questions regarding the special meeting or would like additional copies of this proxy statement/prospectus, please contact Partners’ proxy solicitor, Regan & Associates, at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.

PARTNERS PROPOSALS

Proposal No. 1 — The Merger Proposal

Partners is asking its stockholders to approve the merger agreement and the transactions contemplated thereby, including the first-step merger. Partners stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the first-step merger and the terms and conditions thereof. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Partners board approved the merger agreement and the transactions contemplated thereby, including the first-step merger, having determined that the merger agreement and the transactions contemplated thereby, including the first-step merger, were advisable, fair to and in the best interests of Partners and its stockholders. See the section of this proxy statement/prospectus entitled “The Mergers — Partners’ Reasons for the Mergers; Recommendation of the Partners Board” beginning on page 42 for a more detailed discussion of the Partners board’s recommendation.

Required Vote. Approval of the merger proposal requires the affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. If you mark “ABSTAIN” for the merger proposal on your proxy card, fail either to submit a proxy card or vote by telephone or the internet, or fail to vote in person at the special meeting, it will have the same effect as a vote “AGAINST” the merger proposal.

The Partners board unanimously recommends a vote “FOR” the merger proposal.

Proposal No. 2 — The Compensation Proposal

In accordance with Section 14A of the Exchange Act, Partners is providing its stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the merger-related compensation that will or may become payable to its named executive officers as described in “The Mergers — Interests of Partners’ Directors and Executive Officers in the Mergers” beginning on page 42.

Partners stockholders are being asked to approve the following resolution on an advisory (non-binding) basis:

“RESOLVED, that the compensation that may be paid or become payable to Partners’ named executive officers in connection with the first-step merger, and the agreement or understandings pursuant to which such compensation may be paid or become payable, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K in the section of the proxy statement/prospectus entitled “Interests of Partners’ Directors and Executive Officers in the Mergers” is hereby APPROVED.”

Approval of this separate advisory (non-binding) proposal is not a condition to completion of the mergers. The vote is an advisory vote and will not be binding on Partners or the surviving corporation in the mergers. If the integrated mergers are completed, the merger-related compensation may be paid to Partners’ named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of this advisory (non-binding) vote will not affect Partners’ or OceanFirst’s obligations to make these payments even if Partners stockholders do not approve, by advisory (non-binding) vote, this proposal.

The vote on the merger-related named executive officer compensation is separate from the vote to approve the merger agreement. You may vote “against” the merger-related named executive officer compensation and “for” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

Required Vote. Approval of the compensation proposal requires the affirmative vote of a majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. If you mark “ABSTAIN” for the merger proposal on your proxy card, fail either to submit a proxy card or vote by telephone or the internet, or fail to vote in person at the special meeting, it will have no effect on the vote with respect to the compensation proposal.

The Partners board unanimously recommends a vote “FOR” the compensation proposal.

Proposal No. 3 — The Adjournment Proposal

The special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.

If, at the special meeting, the number of shares of Partners common stock present or represented by proxy and voting in favor of the merger proposal is insufficient to approve the merger proposal, Partners intends to move to adjourn the special meeting in order to enable the Partners board to solicit additional proxies for approval of the merger proposal. In that event, Partners will ask its stockholders to vote upon the adjournment proposal, but not the merger proposal or the compensation proposal.

In this proposal, Partners is asking its stockholders to authorize the holder of any proxy solicited by the Partners board on a discretionary basis to vote in favor of adjourning the special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Partners stockholders who have previously voted. If the date of the adjournment is not announced at the special meeting or a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting will be given to each Partners stockholder of record entitled to vote at the adjourned meeting, unless the meeting has been adjourned for less than a total of 120 days, in which case no notice of the adjourned meeting is required to be given to stockholders.

Required Vote. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. If you mark “ABSTAIN” for the merger proposal on your proxy card, fail either to submit a proxy card or vote by telephone or the internet, or fail to vote in person at the special meeting, it will have no effect on the vote with respect to the adjournment proposal.

The Partners board unanimously recommends a vote “FOR” the adjournment proposal.

Other Matters to Come Before the Special Meeting

As of the date of this proxy statement/prospectus, the Partners board is not aware of any matters that will be presented for consideration at the special meeting other than described in this proxy statement/prospectus. If, however, the Partners board properly brings any other matters before the special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the recommendation of the Partners board on any such matter (unless the Partners stockholder checks the box on the proxy card to withhold discretionary voting authority).

INFORMATION ABOUT OCEANFIRST

OceanFirst is incorporated under Delaware law and serves as the holding company for OceanFirst Bank. OceanFirst common stock is listed on the Nasdaq under the symbol “OCFC.” OceanFirst Bank, founded in 1902, is a $11.8 billion regional bank operating throughout New Jersey and in the major metropolitan markets of Philadelphia, New York, Baltimore, Washington D.C., and Boston. OceanFirst Bank delivers commercial and residential financing, treasury management, trust and asset management, and deposit services, and is one of the largest and oldest community-based financial institutions headquartered in New Jersey.

On May 2, 2016, OceanFirst completed the Cape Bancorp, Inc. acquisition. Total consideration paid for the Cape Bancorp, Inc. acquisition was $196.4 million. On November 30, 2016, OceanFirst completed the Ocean Shore Holding Co. acquisition. Total consideration paid for the Ocean Shore Holding Co. acquisition was $180.7 million. On January 31, 2018, OceanFirst completed the Sun Bancorp, Inc. acquisition. Total consideration paid for the Sun Bancorp, Inc. acquisition was $ 474.9 million. On January 31, 2019, OceanFirst completed the Capital Bank of New Jersey acquisition. Total consideration paid for the Capital Bank of New Jersey acquisition was $76.96 million. On January 1, 2020, OceanFirst completed the Two River Bancorp acquisition. Total consideration paid for the Two River Bancorp acquisition was $197.0 million. On January 2, 2020, OceanFirst completed the Country Bank Holding Company, Inc. acquisition. Total consideration paid for the Country Bank Holding Company, Inc. acquisition was $112.8 million.

OceanFirst’s principal executive office is located at 110 West Front Street, Red Bank, New Jersey 07701 and its telephone number at that location is (732) 240-4500. OceanFirst’s website is www.oceanfirst.com. Additional information about OceanFirst and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

INFORMATION ABOUT MERGER SUB

Merger sub is a Maryland corporation and a wholly-owned subsidiary of OceanFirst. Merger sub was formed by OceanFirst for the sole purpose of consummating the first-step merger.

INFORMATION ABOUT PARTNERS

Partners is a Maryland corporation and multi-bank holding company for Delmarva Bank, a Delaware chartered state member bank, which is headquartered in Seaford, Delaware, and Virginia Partners Bank, a Virginia chartered state member bank, which is headquartered in Fredericksburg, Virginia. Partners was incorporated on January 6, 1988 under the general corporation law of Maryland for the purpose of becoming a bank holding company for Delmarva Bank. Partners acquired Virginia Partners Bank on November 15, 2019.

Delmarva Bank currently operates 15 full service banking offices, located in Delmar, Salisbury and Ocean City, Maryland and Laurel, Dagsboro, and Rehoboth, Delaware, and Cherry Hill, Evesham and Moorestown, New Jersey. Delmarva Bank’s branches in Cherry Hill, Evesham, and Moorestown, New Jersey are operated under the name “Liberty Bell Bank, a Division of The Bank of Delmarva.” Delmarva Bank’s main office is located at 910 Norman Eskridge Highway, Seaford, Delaware 19973.

Virginia Partners Bank has three full service banking offices in Fredericksburg, Virginia and one full service branch and commercial banking office in Reston, Virginia. In Maryland, Virginia Partners Bank trades under the name “Maryland Partners Bank (a division of Virginia Partners Bank),” and operates a full service branch and commercial banking office in La Plata, Maryland and a loan production office in Annapolis, Maryland. Virginia Partners Bank’s main office is located at 410 William Street, Fredericksburg, Virginia 22401.

Partners common stock is listed on the Nasdaq Capital Market under the symbol “PTRS.”

Partners principal executive offices are located at 2245 Northwood Drive, Salisbury, Maryland 21801 and its telephone number at that location is (410) 548-1100. Partners’ website is https://www.partnersbancorp.com/. Additional information about Partners and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

THE MERGERS

The following discussion contains certain information about the mergers. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the mergers.

Structure of the Mergers

Each of the OceanFirst board and the Partners board has approved the merger agreement. The merger agreement provides that (i) merger sub will merge with and into Partners, with Partners as the surviving corporation in the first-step merger and as a wholly-owned subsidiary of OceanFirst, (ii) immediately following the effective time of the first-step merger, Partners will merge with and into OceanFirst, with OceanFirst as the surviving corporation, (iii) immediately following the consummation of the integrated mergers, Delmarva Bank will merge with and into OceanFirst Bank, with OceanFirst Bank as the surviving bank, and (iv) immediately following the effective time of the Delmarva Bank merger, Virginia Partners Bank will merge with and into OceanFirst Bank, with OceanFirst Bank as the surviving bank.

At the effective time of the first-step merger, each outstanding share of Partners common stock that is issued and outstanding immediately prior to the effective time of the first-step merger, except for exception shares, will be converted into the right to receive either (a) 0.4512 shares of OceanFirst common stock or (b) $10.00 in cash, in each case, at the election of the holder of Partners common stock, subject to (x) a maximum of forty percent (40%) of the shares of Partners common stock being convertible into cash and (y) the allocation and proration provisions of the merger agreement. No fractional shares, if any, of OceanFirst common stock will be issued in connection with the first-step merger.

Partners stockholders are being asked to approve the merger agreement and transactions contemplated thereby, including the first-step merger. See the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 67 for additional and more detailed information regarding the legal documents that govern the mergers, including information about the conditions to the completion of the mergers and the provisions for terminating or amending the merger agreement.

Background of the Mergers

As part of the ongoing oversight and management of their respective companies, each of the OceanFirst and Partners boards and executive management teams regularly review and assess their respective companies’ long-term strategic goals and opportunities and their respective companies’ performance and prospects in light of competitive and other relevant developments, all with the goal of enhancing stockholder value. For each company, these reviews have included periodic discussions regarding potential transactions that could further their strategic objectives and the potential benefits and risks of any such transactions, and at certain points in the past, have resulted in completed strategic transactions.

The Partners board has regularly reviewed and discussed Partners’ business strategy, performance and prospects in the context of the national and local economic environment, developments in the competitive landscape, and also in the context of the share exchange transaction that resulted in the combination of Virginia Partners Bank and Delmar Bancorp (which survived and was renamed Partners Bancorp) in 2019. Among other things, these reviews and discussions have included possible strategic transactions available to Partners, such as potential acquisitions of, and business combinations with, other financial institutions. Certain of these reviews and discussions included analyses of the mergers and acquisitions environment, including multiples and premiums being paid, and an assessment of potential partners for Partners. In connection with the evaluation of these strategic alternatives, members of the Partners executive management team and certain directors of Partners, including Lloyd B. Harrison, III, Chief Executive Officer of Partners, Director Michael W. Clarke, and Director Kenneth R. Lehman, have had informal discussions with representatives of other financial institutions.

During Spring 2021, the Partners board and Partners’ executive management engaged in a series of discussions during executive sessions of regularly scheduled meetings of the Partners board regarding Partners’ corporate strategy, including the then-planned transition of executive leadership from Mr. Harrison to Mr. John W. Breda, President and Chief Operating Officer of Partners, Partners’ strategy as an independent financial institution, and potential strategic transactions.

In March and April 2021, Mr. Clarke had a series of conversations with representatives of a bank (which we refer to as “Bank 1”) that expressed interest in combining with Partners through a strategic transaction. After Mr. Clarke updated the Partners board and executive management team, Partners and Bank 1 executed mutual nondisclosure agreements. During April 2021, Mr. Harrison, Mr. Jeffrey F. Turner, Chairman of the Partners board, and Mr. Clarke met with the chairman and the chief executive officer of Bank 1 to discuss each company, their respective businesses, strategies and financial performance, and the potential benefits of a strategic combination. Partners and Bank 1 continued preliminary financial, operational and social analyses related to a potential strategic combination into early May 2021, at which time Bank 1 and Partners mutually agreed to cease discussions regarding a potential transaction and to terminate the nondisclosure agreements.

During late May and early June 2021, Mr. Harrison engaged in a series of discussions with Chairman Turner, Mr. George P. Snead, Vice Chairman of the Partners board, Mr. Lehman and Mr. Clarke regarding Partners, its current operations and strategy, and its strategic alternatives. Following these discussions, Mr. Harrison discussed these topics with a representative of Piper Sandler and, with the support of Chairman Turner, Vice Chairman Snead, Mr. Lehman and Mr. Clarke, requested that Piper Sandler begin to undertake an analysis of strategic alternatives available to Partners, including conducting a “market check” with respect to a potential strategic merger or a sale of the company.

During June 2021, representatives of Piper Sandler began preparing a confidential information package for possible distribution to potential counterparties. In early June, conversations between Bank 1 and Partners resumed and representatives of each company agreed to reinstate the original nondisclosure agreement between the parties, after which representatives of Piper Sandler met, on behalf of Partners, with representatives of an investment banking firm representing Bank 1 to discuss a potential strategic transaction. Also in June 2021, Mr. Harrison, Mr. Breda, Chairman Turner, Vice Chairman Snead, Mr. Lehman, Mr. Clarke, Mr. Adam Sothen, Chief Financial Officer of Partners, and Ms. Betsy J. Eicher, Chief Accounting Officer of Partners, met multiple times to discuss the review of strategic alternatives, and Messrs. Harrison, Breda, Snead and Turner held individual meetings with Partners directors regarding these discussions.

On July 28, 2021, representatives of Piper Sandler made a presentation to the Partners board regarding strategic alternatives potentially available to Partners, as well as a proposed “market check” process to identify potential merger or acquisition partners. The Partners board authorized Piper Sandler to proceed with the “market check” process and, between July 28, 2021 and late August 2021, representatives of Piper Sandler discussed a potential strategic transaction involving Partners with 31 potential counterparties, 14 of which executed nondisclosure agreements and 3 of which, including Bank 1, submitted preliminary non-binding indications of interest (each of which we refer to as an “IOI”) by the end of August, 2021.

On July 30, 2021, OceanFirst was approached by representatives of Piper Sandler and received a teaser presentation regarding Partners’ business. On August 18, 2021, OceanFirst executed a mutual nondisclosure agreement with Partners and received a confidential information package from representatives of Piper Sandler. OceanFirst reviewed the confidential information package and engaged in internal discussions over the following week, and, on or about August 26, 2021, OceanFirst’s management began preparing an IOI to communicate to Partners its interest in acquiring Partners.

On September 2, 2021, at a special meeting of the Partners board, representatives of Piper Sandler presented the results of the “market check” process to the Partners board. Representatives of Piper Sandler also presented to the Partners board (a) an analysis of Partners’ stand-alone business operations and financial projections, and (b) an analysis of market trends and dynamics in financial institutions mergers and acquisitions. On or around August 27, 2021, Bank 1 submitted an IOI with respect to a reverse merger transaction, which would have paid Partners stockholders per share consideration of approximately $9.25 (based on then-current market prices) comprised of shares of Bank 1 stock and cash of $1.43 per share. On or around August 27, 2021, another financial institution (which we refer to as “Bank 2”) submitted an IOI to acquire Partners, which would have paid Partners stockholder per share consideration of approximately $10.14 comprised only of shares of Bank 2 (based on then-current market prices).

On or around August 27, 2021, OceanFirst submitted an initial IOI to acquire Partners. OceanFirst’s initial IOI contemplated, among other things, an indicative purchase price of $10.00 per Partners common stock in the form of an election for Partners stockholders to receive either (i) 0.4737 shares of OceanFirst common stock or (ii) $10.00 in cash for each share of Partners common stock, subject to proration and allocation so that seventy percent (70%) of the shares of Partners common stock would receive stock consideration and thirty percent (30%) of the shares of Partners common stock would receive cash consideration. After discussion of the IOI with representatives of Piper Sandler, Partners requested that OceanFirst revise the IOI to provide that the form of consideration for each share of Partners common stock to be one hundred percent (100%) OceanFirst common stock with an option for Partners stockholders to elect to receive cash for up to forty percent (40%) of the outstanding shares of Partners common stock.

On or around September 2, 2021, OceanFirst submitted a revised IOI to acquire Partners, which contemplated, among other things, an indicative purchase price of $10.00 per Partners common stock in the form of an election for Partners stockholders to receive either (i) 0.4737 shares of OceanFirst common stock or (ii) $10.00 in cash for each share of Partners common stock, subject to no more than forty percent (40%) of Partners common stock being entitled to receive the cash consideration. OceanFirst’s IOI also proposed an exclusivity period of 45 days during which the parties would conduct customary due diligence, engage in discussions about the value of combining their companies and negotiate transaction documents. Representatives of Piper Sandler discussed each received IOI in detail with the Partners board and, after significant deliberation, the Partners board instructed Piper Sandler to request that OceanFirst increase the percentage of merger consideration that would be paid to Partners’ stockholders in shares of OceanFirst common stock, with the intent that an increase in the percentage of stock would increase in merger consideration payable to Partners stockholders.

On September 7, 2021, at a special meeting of the Partners board, Christopher D. Maher, President and Chief Executive Officer of OceanFirst, met via video conference with the Partners board to discuss OceanFirst, its operations and strategy, its corporate culture, and how OceanFirst proposes to capitalize on a potential acquisition of Partners. On September 8, 2021, the Partners board convened a special meeting to discuss the strategic alternatives available to Partners and the three IOIs that had been received, and at such meeting representatives of Troutman Pepper discussed with the Partners board each director’s fiduciary duties and the applicable standard of director conduct under Maryland law.

On September 13, 2021, the Partners board held a special meeting to discuss the IOIs that had been received, the financial characteristics of a strategic transaction with the interested potential counterparties, and the other strategic alternatives available to Partners. The Partners board discussed strategic alternatives related to, among other things, organic growth by Partners on a stand-alone basis, one or more acquisitions of smaller or similarly-sized financial institutions, or a sale of Partners which could follow the process initiated by Piper Sandler at Partners’ request. During this meeting, the Partners board discussed OceanFirst’s attributes as a potential acquiror of Partners, including the strategic fit between the companies, the growth and financial performance potential of the combined financial institution, and the benefit of shareholders having the option to elect to receive a significant portion of their merger consideration in cash as provided in OceanFirst’s IOI. After considering the strategic alternatives available to Partners, the Partners board unanimously determined that it would be in the best interests of Partners and its stockholders to execute the OceanFirst IOI in the form received on September 2, 2021. Partners and OceanFirst exchanged the executed IOI on the evening of September 13, 2021. Pursuant to this IOI, OceanFirst and Partners agreed to a limited period of exclusivity through October 28, 2021 to negotiate a transaction.

Beginning on September 14, 2021, the executive management teams of Partners and OceanFirst began due diligence and reverse due diligence reviews in connection with the proposed merger. During September 2021 and October 2021, the management teams of Partners and OceanFirst engaged in multiple meetings to discuss key diligence topics including but not limited to financial performance, employee matters, the loan portfolios and asset quality, key markets, and integration matters. Also during September and October 2021, OceanFirst reviewed detailed information regarding Partners, including but not limited to Partners’ loan and securities portfolios, credit quality, and employee benefits, which information was made available via a virtual data room. On September 22, 2021, Raymond James, OceanFirst’s financial advisor, made a presentation to OceanFirst’s board regarding the potential transaction with Partners based on the due diligence reviews to date.

During September and October 2021, Partners’ executive management team, with assistance of representatives of Piper Sandler and Troutman Pepper, analyzed the impact of a potential strategic transaction on a team of commercial bankers that was recently hired by Partners, and on Mr. Clarke who had made and continued to make extraordinary contributions to this recently-hired team on behalf of Partners’ leadership. During September and October 2021, with significant assistance of Partners’ legal and financial advisors, Partners designed and discussed with OceanFirst a program of cash and stock bonuses to reward these individuals’ contributions and encourage these individuals to remain with the combined company, and recognize extensive discussions that occurred during the first nine months of 2021 regarding equity awards between Partners and these individuals to incentivize performance with respect to the Northern Virginia operations of Virginia Partners Bank.

On October 13, 2021, representatives of Skadden, OceanFirst’s legal counsel, provided representatives of Troutman Pepper, Partners’ legal counsel, a draft merger agreement.

On October 15, 2021, members of the respective OceanFirst and Partners management teams convened an in-person meeting in Baltimore, Maryland to discuss the proposed transaction, information about each company and, in the case of Partners, each of Virginia Partners Bank and The Bank of Delmarva, and strategic planning considerations.

On October 18, 2021, Mr. Maher and Mr. Harrison met telephonically to discuss the progress of due diligence and reverse due diligence, and discussed the favorable review to-date of Partners’ credit quality. Mr. Maher and Mr. Harrison discussed the transaction’s timeline as well as potential employment arrangements for certain key officers of Partners that OceanFirst viewed as important to the transaction’s success.

On October 20, 2021, OceanFirst’s senior management discussed the potential transaction in detail during its management offsite.

On October 20, 2021, representatives of Troutman Pepper provided representatives of Skadden with an updated version of the merger agreement. From the period beginning October 24, 2021 through November 4, 2021, representatives of Skadden and Troutman Pepper exchanged several additional drafts of the merger agreement and related transaction documents.

On October 25, 2021, Mr. Maher and Mr. Harrison met telephonically to discuss matters related to OceanFirst’s due diligence review and post-merger employment of key executives of Partners. During this meeting, Mr. Maher proposed to reduce the exchange ratio for the stock consideration from 0.4737 to a preliminary range of 0.44 to 0.45, largely due to OceanFirst’s due diligence review and updated cost projections. Mr. Harrison communicated OceanFirst’s requested reduction to the exchange ratio to Mr. Breda, Mr. Turner and Mr. Snead, while Mr. Maher communicated the same to Mr. Lehman.

On October 26, 2021, members of Partners’ executive management team and the Partners board participated in multiple meetings and discussions with representatives of Piper Sandler and Troutman Pepper regarding the requested revision to the exchange ratio. Following these meetings, representatives of Piper Sandler prepared updated financial models to compare the value of the merger consideration, based on both the original and revised exchange ratios, and in light of recent increases in the price of OceanFirst common stock.

On October 27, 2021, at a regularly scheduled meeting of the Partners board, the Partners board reviewed in detail the updated financial analysis prepared by Piper Sandler. During this meeting, the Partners board discussed the updated exchange ratio proposed by OceanFirst and, after deliberation and advice from Partners’ financial and legal advisors, instructed representatives of Piper Sandler to request an exchange ratio of 0.4512. Also at this meeting of the Partners board, representatives of Troutman Pepper presented a detailed summary of the terms of the merger agreement and related transaction documents, including the voting and support agreements, and an update on the negotiations of select key transaction terms with OceanFirst and its legal counsel. Representatives of Troutman Pepper also discussed with the Partners board the fiduciary duties that each Partners director owes to Partners stockholders in the context of the proposed mergers. Partners’ senior management team and representatives of Troutman Pepper discussed with the Partners board the results of the due diligence and reverse due diligence reviews performed by OceanFirst and Partners, respectively, with respect to the proposed mergers.

In the morning of October 27, 2021, the OceanFirst board convened a special meeting to discuss the proposed mergers and review the terms of the proposed merger agreement and the first-step merger with Partners. Members of the OceanFirst senior management team were in attendance and representatives of Raymond James also participated in the meeting. At this meeting, representatives from Raymond James reviewed the financial aspects of the proposed transactions, and the members of the OceanFirst senior management team also presented a due diligence memorandum and a transaction risk assessment document. Thereafter, the OceanFirst board temporarily adjourned the Company meeting to discuss the proposed mergers.

Also on October 27, 2021, in light of continuing discussions regarding the exchange ratio, and OceanFirst’s agreement to increase the exchange ratio to 0.4512, OceanFirst and Partners agreed to extend the exclusivity period under the letter of intent from October 28, 2021 to November 5, 2021.

From October 27, 2021 to November 3, 2021, OceanFirst and Partners, with the assistance of their respective legal and financial advisors, continued to negotiate the outstanding terms of the merger agreement and related transaction documents, including the voting and support agreements. During this period the parties exchanged several additional drafts of the merger agreement and related transaction documents, including the voting and support agreements and the disclosure schedules.

The OceanFirst board reconvened its special meeting to discuss the proposed mergers on November 3, 2021. Representatives of Raymond James reviewed the financial aspects of the proposed transactions, including the financial impact of the updated exchange ratio of 0.4512 and rendered to the OceanFirst board an opinion to the effect that, as of the date and subject to the procedures followed, assumptions made and matters considered, and qualifications and limitations on the review undertaken by Raymond James, the proposed mergers were fair, from a financial point of view, to OceanFirst stockholders. After an extensive discussion regarding the proposed mergers and the proposed merger agreement, including a consideration of factors described in the section of this proxy statement/prospectus entitled “The Mergers — OceanFirst’s Reasons for the Mergers,” the OceanFirst board determined that the merger agreement the mergers and the other transactions contemplated thereby were in the best interest of OceanFirst and its stockholders, and the OceanFirst board approved and adopted the merger agreement, the mergers and the other transactions contemplated thereby.

In the morning of November 3, 2021, the Partners board convened a special meeting to discuss the proposed mergers and review the terms of the proposed merger agreement and the first-step merger with OceanFirst. Members of the Partners senior management team were in attendance and representatives of Piper Sandler and Troutman Pepper also participated in the meeting. The Partners board were provided with copies of the merger agreement, the plan of merger, the merger agreements for the bank mergers, the voting and support agreements, summary materials regarding certain aspects of the mergers prepared by Troutman Pepper, and amendments to the employment agreements of Mr. Harrison and Mr. Breda. At this meeting, representatives of Piper Sandler reviewed the financial aspects of the proposed transaction and rendered to the Partners board an opinion (which was initially rendered verbally and then confirmed in a written opinion, dated November 3, 2021, a copy of which is attached to this proxy statement/prospectus as Annex C) to the effect that, as of that date and subject to the procedures followed, assumptions made and matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as set forth in such opinion, the merger consideration was fair, from a financial point of view, to the holders of Partners common stock. Representatives of Troutman Pepper discussed the terms of the merger agreement, the merger agreements for the bank mergers, the voting and support agreements and related transaction documents with the Partners board, and updated the Partners board with respect to negotiations on the terms of the merger and the board’s compliance with fiduciary duties and the standard of director conduct under Maryland law. Members of Partners’ senior management team reviewed with the Partners board the results of the due diligence investigation of OceanFirst and the strategic benefits of the proposed acquisition by Ocean First.

After considering the proposed terms of the merger agreement and the mergers and the related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the Partners board, including the factors described under the section of this proxy statement/prospectus entitled “The Mergers — Partners’ Reasons for the Mergers and Recommendation of the Partners Board,” the Partners board determined that the merger agreement, including the mergers and the other transactions contemplated thereby, was in the best interests of Partners and its stockholders, and the Partners board approved and adopted the merger agreement and the mergers and the other transactions contemplated thereby. Following this approval, Mr. Clarke briefly recused himself from the Partners board meeting, and the other members of the Partners board in attendance approved the program of cash and stock bonuses to reward the contributions of certain individuals, including Mr. Clarke, related to a newly-hired team of commercial bankers.

Following the meetings of the OceanFirst and Partners boards on November 3, 2021, OceanFirst and Partners and their respective legal advisors finalized the merger agreement and, on the morning of November 4, 2021, OceanFirst and Partners executed the merger agreement and OceanFirst and each director of Partners executed a voting and support agreement. Also on the morning of November 4, 2021, OceanFirst and Partners issued a joint press release announcing execution of the merger agreement.

Partners’ Reasons for the Mergers; Recommendation of the Partners Board

After careful consideration, at a meeting held on November 3, 2021, the Partners board determined that the merger agreement and the transactions contemplated thereby, including the first-step merger, is in the best interests of Partners and its stockholders. Accordingly, the Partners board approved and adopted the merger agreement and unanimously recommends that the Partners stockholders vote “FOR” the merger proposal.

In reaching its decision to approve and adopt the merger agreement and recommend that the Partners stockholders vote “FOR” the merger proposal, the Partners board consulted with the senior management of Partners, as well as Partners’ financial and legal advisors, and considered a number of factors, including, without limitation, the following factors which are not presented in order of priority:

•	Partners’ belief that the mergers will accelerate achievement of its financial performance goals for its stockholders;

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Partners’ financial condition, earnings, business, operations, asset quality and prospects for enhancing stockholder value, both as an independent organization and as part of a combined company with OceanFirst;

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OceanFirst’s financial condition, earnings, business, operations, asset quality and prospects for enhancing stockholder value, taking into account the results of Partners’ due diligence investigation of OceanFirst;

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the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company due to its larger size, asset base, capital, market capitalization and geographic footprint as compared to Partners as an independent organization;

•	Partners’ and its financial advisors’ expectations and analyses of cost synergies, earnings accretion, tangible book value dilution and internal rate of return, among other metrics;

•	the complementary branch networks of OceanFirst and Partners;

•	the belief that the mergers will, on a post-merger basis, accelerate OceanFirst’s expansion in the attractive banking markets of the Washington, D.C. metropolitan area;

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Partners’ understanding of the current and prospective environment in which OceanFirst and Partners operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally and the likely effect of these factors on Partners both with and without the mergers;

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the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that may impact industry competitive conditions;

•	the strong capital positions maintained by OceanFirst and Partners prior to the mergers and the anticipated strong capital position for the combined company following the mergers;

•	the market for alternative merger or acquisition transactions in the financial services industry and the likelihood and timing of other material strategic transactions;

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the regulatory and other approvals required in connection with the mergers and the expectation that the approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	OceanFirst’s past record of timely receiving regulatory approvals for acquisition transactions, integrating acquisitions and realizing benefits of acquisitions;

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the expected receipt by Partners stockholders, after the effective time of the merger and to the extent that any such stockholder received the stock consideration, of dividends declared and paid by OceanFirst on shares of OceanFirst common stock consistent with historical levels and trends;

•	the benefits to Partners and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

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the financial and other terms of the transaction, including the fixed exchange ratio with respect to the stock consideration, the availability of the cash consideration for electing stockholders, deal protection and termination fee provisions, which the Partners board reviewed with Partners’ outside financial and legal advisors;

•	the value of the merger consideration relative to the market value, book value and earnings of Partners;

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Partners’ understanding that the merger will constitute a “reorganization” under Section 368(a) of the Code and that, as a result, the Partners stockholders will not recognize gain or loss with respect to their receipt of the stock consideration; and

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the opinion of Piper Sandler delivered to the Partners board on November 3, 2021 to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Partners common stock.

The Partners board also considered a number of potential risks and uncertainties associated with the merger agreement and the transactions contemplated thereby, including the first-step merger, in connection with its deliberations including, without limitation, the following which are not presented in order of priority:

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the risk that the value of the stock consideration to be paid to Partners stockholders in accordance with the merger agreement could be adversely affected by a decrease in the trading price of OceanFirst common stock before the effective time;

•	the potential risk of diverting management attention and resources from the operation of Partners’ business and toward completion of the mergers;

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the fact that the merger agreement restricts the conduct of Partners’ business prior to the effective time which, subject to certain exceptions, could delay or prevent Partners from undertaking business opportunities that may arise or taking certain other actions that it would otherwise take to operate Partners’ business absent the pending mergers;

•	the potential risks associated with achieving the anticipated synergies and cost savings and successfully integrating Partners’ business, operations and workforce with those of OceanFirst;

•	the fact that the interests of Partners’ directors and executive officers may be different from, or in addition to, the interests of Partners’ other stockholders;

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the risk that, while Partners expects the mergers to be consummated, there can be no assurance that all conditions to the parties’ conditions to complete the mergers will be satisfied, including the risk that approval by Partners stockholders may not be obtained and, as a result, the mergers may not be consummated;

•	the risk that necessary regulatory approvals may not be obtained in a timely manner or without the imposition of unacceptable conditions;

•	the risk of employee attrition or other adverse effects on business and customer relationships as a result of the pending mergers;

•	the effects of the COVID-19 pandemic on OceanFirst and Partners and the markets in which the companies operate, and how those effects could impact the success of the mergers and the combined company;

•	certain anticipated merger-related costs;

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the fact that Partners is prohibited from soliciting or pursuing an alternative acquisition proposal after execution of the merger agreement, except in certain limited circumstances, that each director of Partners has agreed to vote his or her shares in favor of the merger proposal and against any alternative acquisition proposal, and that Partners would be obligated to pay OceanFirst a termination fee of $7,400,000 under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Partners from pursuing such a transaction;

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the challenges in absorbing the effect of any failure to complete the mergers, including potential payment of the termination fee, potential existence of a tail period for the termination fee, and market reactions;

•	the possibility of litigation challenging the mergers, and the Partners board’s belief that any such litigation would be without merit; and

•	the risks of the type and nature described under section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 19.

The foregoing discussion of the information and factors considered by the Partners board is not intended to be exhaustive, but rather includes the material factors considered by the Partners board. In reaching its decision to approve and adopt the merger agreement, approve the mergers and recommend that Partners stockholders approve the merger proposal, the Partners board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Partners board considered all these factors as a whole, including discussions with and questioning of Partners’ senior management and financial and legal advisors, and overall considered the factors to be favorable to, and support, its determination to approve and adopt the merger agreement, approve the mergers and recommend that Partners stockholders approve the merger proposal.

This explanation of the Partners board’s reasoning and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Partners board approved and adopted the merger agreement, approved the mergers, and unanimously recommends that the Partners stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal, and “FOR” the adjournment proposal.

Partners stockholders should be aware that directors and executive officers of Partners may have interests in the mergers that are different from, or in addition to, those of other Partners stockholders. See the section of this proxy statement/prospectus entitled “The Mergers — Interests of Partners’ Directors and Executive Officers in the Mergers” beginning on page 57.

Opinion of Partners’ Financial Advisor

Partners retained Piper Sandler to act as financial advisor to Partners’ board of directors in connection with Partners’ consideration of a possible business combination. Partners selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm which specializes in financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to Partners’ board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the November 3, 2021 meeting at which Partners’ board of directors considered the merger and the agreement and plan of merger, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on November 3, 2021, to the effect that, as of such date, the merger consideration was fair to the holders of Partners’ common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Partners common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the board of directors of Partners in connection with its consideration of the integrated mergers and the merger agreement and does not constitute a recommendation to any stockholder of Partners as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the merger proposal. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Partners common stock and did not address the underlying business decision of Partners to engage in the integrated mergers, the form or structure of the integrated mergers or any other transactions contemplated in the merger agreement, the relative merits of the integrated mergers as compared to any other alternative transactions or business strategies that might exist for Partners or the effect of any other transaction in which Partners might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the integrated mergers by any officer, director or employee of Partners or OceanFirst, or any class of such persons, if any, relative to the compensation to be received in the merger by any other stockholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	a draft of the merger agreement, dated October 29, 2021;

•	certain publicly available financial statements and other historical financial information of Partners that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of OceanFirst that Piper Sandler deemed relevant;

•	certain internal financial projections for Partners for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Partners;

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publicly available median analyst net income and dividends per share estimates for OceanFirst for the quarter ending December 31, 2021 and publicly available median analyst net income estimates for OceanFirst for the years ending December 31, 2022 and December 31, 2023, as well as estimated long-term annual earnings per share and balance sheet growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for OceanFirst for the years ending December 31, 2022 through December 31, 2025, as provided by the senior management of OceanFirst;

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the pro forma financial impact of the merger on OceanFirst based on certain assumptions related to transaction expenses, cost savings, and purchase accounting adjustments, as provided by the senior managements of OceanFirst, as well as estimated net income for the Partners for the years ending December 31, 2021 through December 31, 2025, as provided by the Partners and approved for use in Piper Sandler’s analysis by the senior management of OceanFirst;

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the publicly reported historical price and trading activity for Partners common stock and OceanFirst common stock, including a comparison of certain stock trading information for Partners common stock and OceanFirst common stock and certain stock indices as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for Partners and OceanFirst with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses, and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Partners and its representatives the business, financial condition, results of operations and prospects of Partners and held similar discussions with certain members of the senior management of OceanFirst and its representatives regarding the business, financial condition, results of operations and prospects of OceanFirst.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Partners or OceanFirst or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Partners and OceanFirst that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Partners or OceanFirst, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Partners or OceanFirst. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Partners or OceanFirst, or of the combined entity after the integrated mergers, and Piper Sandler did not review any individual credit files relating to Partners or OceanFirst. Piper Sandler assumed, with Partners’ consent, that the respective allowances for loan losses for both Partners and OceanFirst were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for Partners for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Partners. In addition, Piper Sandler used publicly available median analyst net income and dividends per share estimates for OceanFirst for the quarter ending December 31, 2021 and publicly available median analyst net income estimates for OceanFirst for the years ending December 31, 2022 and December 31, 2023, as well as estimated long-term annual earnings per share and balance sheet growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for OceanFirst for the years ending December 31, 2022 through December 31, 2025, as provided by the senior management of OceanFirst. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to the pro forma financial impact of the merger on OceanFirst based on certain assumptions related to transaction expenses, cost savings, and purchase accounting adjustments, as provided by the senior managements of OceanFirst as well as estimated net income for the Partners for the years ending December 31, 2021 through December 31, 2025, as provided by the Partners and approved for use in Piper Sandler’s analysis by the senior management of OceanFirst. With respect to the foregoing information, the respective senior managements of Partners and OceanFirst confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Partners and OceanFirst, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Partners or OceanFirst since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respect’s material to its analyses that Partners and OceanFirst would remain as going concerns for all periods relevant to its analyses.

Piper Sandler also assumed, with Partners’ consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Partners, OceanFirst, the integrated mergers or any related transactions, and (iii) the integrated mergers and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Partners’ consent, Piper Sandler relied upon the advice that Partners received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the integrated mergers and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Partners common stock or OceanFirst common stock at any time or what the value of OceanFirst common stock would be once the shares are actually received by the holders of Partners common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to Partners’ board of directors, but is a summary of the material analyses performed and presented by

Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Partners or OceanFirst and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Partners and OceanFirst and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of Partners common stock from a financial point of view on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Partners, OceanFirst, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Partners’ board of directors at its November 3, 2021 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Partners common stock or OceanFirst common stock or the prices at which Partners or OceanFirst common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by Partners’ board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Partners’ board of directors with respect to the fairness of the merger consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the first-step merger each share of Partners common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive, at the election of the holder thereof and subject to adjustment and proration, either (i) $10.00 in cash, or (ii) 0.4512 shares of OceanFirst common stock. Piper Sandler calculated an aggregate implied transaction value of approximately $184.9 million and an implied purchase price per share of $10.30 consisting of the implied value of 17,883,472 shares of Partners common stock and based on the closing price of OceanFirst common stock on November 1, 2021 as well as 194,233 options outstanding at an average exercise price of $6.14 as of October 25, 2021 and assuming a consideration mix consisting of 80% stock and 20% cash consideration. Based upon financial information for Partners as of or for the last twelve months (which we refer to as “LTM”) ended September 30, 2021 and the closing price of Partners’ common stock on November 1, 2021, Piper Sandler calculated the following implied transaction metrics:

Transaction Price / Tangible Book Value Per Share	145%
Transaction Price / LTM Earnings Per Share	22.6x
Transaction Price / Estimated 2021 Earnings¹	21.9x
Tangible Book Premium / Core Deposits (CDs > $100K)[2]	5.0%
Tangible Book Premium / Core Deposits (CDs > $250K)³	4.3%
Market Premium as of November 1, 2021	16.6%

1	Based on estimated net income as provided by Partners management
2	Core deposits equal to total deposits less CD’s greater than $100,000
3	Core deposits equal to total deposits less CD’s greater than $250,000

Stock Trading History

Piper Sandler reviewed the publicly available historical reported trading price of Partners common stock and OceanFirst common stock for the one-year and three-year periods ended November 1, 2021. Piper Sandler then compared the relationship between the movements in the price of Partners common stock and OceanFirst common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Partners’ One-Year Stock Performance

	Beginning Value 11/1/20	Ending Value 11/1/2021
Partners	100%	175.9%
Partners Peer Group	100%	152.2%
S&P 500 Index	100%	141.1%
NASDAQ Bank Index	100%	177.2%

Partners’ Three-Year Stock Performance

	Beginning Value 11/1/2018	Ending Value 11/1/2021
Partners	100%	111.8%
Partners Peer Group	100%	106.0%
S&P 500 Index	100%	167.4%
NASDAQ Bank Index	100%	138.2%

OceanFirst’s One-Year Stock Performance

	Beginning Value 11/1/2020	Ending Value 11/1/2021
OceanFirst	100%	153.6%
OceanFirst Peer Group	100%	172.4%
S&P 500 Index	100%	141.1%
NASDAQ Bank Index	100%	177.2%

OceanFirst’s Three-Year Stock Performance

	Beginning Value 11/1/2018	Ending Value 11/1/2021
OceanFirst	100%	91.3%
OceanFirst Peer Group	100%	114.0%
S&P 500 Index	100%	167.4%
NASDAQ Bank Index	100%	138.2%

Comparable Company Analyses

Piper Sandler used publicly available information to compare selected financial information for Partners with a group of financial institutions selected by Piper Sandler. The Partners peer group included banks and thrifts whose securities are publicly traded on a major exchange (NYSE, NYSEAM, NASDAQ), headquartered in the Mid-Atlantic region, excluding Puerto Rico and including Virginia, with total assets between $1.0 billion and $2.0 billion with last twelve months return on average assets greater than 0.0%, but excluded targets of announced merger transactions (which we refer to as the “Partners Peer Group”). The Partners Peer Group consisted of the following companies:

AmeriServ Financial, Inc.	National Bankshares, Inc.
Emclaire Financial Corp	Northeast Community Bancorp, Inc.
Esquire Financial Holdings, Inc.	Old Point Financial Corporation
ESSA Bancorp, Inc.	Pathfinder Bancorp, Inc.
First National Corporation	PCSB Financial Corporation
First United Corporation	Penns Woods Bancorp, Inc.
FNCB Bancorp, Inc.	Prudential Bancorp, Inc.
Franklin Financial Services Corporation	Severn Bancorp, Inc.
MainStreet Bancshares, Inc.	The Bank of Princeton
Malvern Bancorp, Inc.	Unity Bancorp, Inc.
Meridian Corporation	Virginia National Bankshares Corporation

The analysis compared publicly available financial information for Partners with corresponding data for the Partners Peer Group as of or for the year ended September 30, 2021 (unless otherwise noted) with pricing data as of November 1, 2021. The table below sets forth the data for Partners and the median, mean, low and high data for the Partners Peer Group.

Partners Comparable Company Analysis

	Partners		Partners Peer Group Median	Partners Peer Group Mean	Partners Peer Group Low	Partners Peer Group High
Total assets ($mm)	1,638		1,651	1,517	1,085	1,991
Loans / Deposits² (%)	77.4		82.0	81.1	55.7	111.4
Non-performing assets / Total assets³ (%)	0.49		0.50	0.75	0.00	4.37
Tangible common equity/Tangible assets[4] (%)	7.79		9.56	10.19	6.56	22.40
Leverage Ratio[5] (%)	7.90/8.81	¹	10.19	10.48	7.59	17.07
Tier 1 Ratio[6,7] (%)	11.55/11.66	¹	14.35	14.18	10.16	19.06
Total RBC Ratio[7,8] (%)	12.81/12.36	¹	15.56	15.50	10.97	19.86
LTM Return on average assets (%)	0.50		0.99	1.04	0.21	2.18
LTM Return on average equity (%)	5.7		9.4	10.3	1.8	27.2
LTM Net interest margin[9] (%)	3.06		3.14	3.24	2.02	4.49
LTM Efficiency ratio (%)	72.3		63.5	62.9	47.3	82.1
Price/Tangible book value (%)	124		106	111	53	193
Price/LTM Earnings per share (x)	20.2		11.2	11.8	5.0	20.8
Current Dividend Yield (%)	1.2		2.3	2.3	0.0	5.4
Market value ($mm)	157		171	166	67	275

1)	Partners operates as a bank holding company with two distinct subsidiary banks. Consolidated capital ratios are not available therefore each bank’s capital ratios are presented
2)	Bank Level data shown as of or for the period ended September 30, 2021 for FRAF, ASRV
3)	Bank Level data shown as of or for the period ended September 30, 2021 for VABK, PWOD, PCSB, ESSA, FRAF, FUNC, BPRN, MNSB, ASRV, OPOF, ESQ, NECB, EMCF)
4)	Bank Level data shown as of or for the period ended September 30, 2021 for UNTY
5)	Bank Level data shown as of or for the period ended September 30, 2021 for PWOD, PCSB, FRAF, FNCB, MNSB, NKSH, FXNC, ASRV, OPOF, PBHC, SVBI, ESQ, NECB
6)	Bank Level data shown as of or for the period ended September 30, 2021 for VABK, PWOD, PCSB, ESSA, FRAF, FNCB, MNSB, NKSH, FXNC, ASRV, OPOF, PBHC, ESQ, NECB
7)	Financial data as of or for the period ended September 30, 2021 was not released at the holding company or bank level due to regulatory relief for UNTY, SVBI
8)	Bank Level data shown as of or for the period ended September 30, 2021 for PWOD, PCSB, ESSA, FRAF, FNCB, MNSB, NKSH, FXNC, OPOF, PBHC, ESQ, NECB
9)	Bank Level data shown as of or for the period ended September 30, 2021 for NECB

Note: Financial data as of or for the period ended September 30, 2021, excluding Pathfinder Bancorp, Inc., Malvern Bancorp,Inc., Severn Bancorp, Inc., and Prudential Bancorp, Inc. which presents data as of June 30, 2021

Piper Sandler used publicly available information to perform a similar analysis for OceanFirst by comparing selected financial information for OceanFirst with a group of financial institutions selected by Piper Sandler. The OceanFirst peer group included banks and thrifts whose securities are publicly traded on a major exchange (NYSE, NYSEAM, NASDAQ), headquartered in the Mid-Atlantic region, excluding Puerto Rico, with total assets between $7.5 billion and $15.0 billion, but excluded targets of announced merger transactions (the “OceanFirst Peer Group”). The OceanFirst Peer Group consisted of the following companies:

ConnectOne Bancorp, Inc.	NBT Bancorp Inc.
Dime Community Bancshares, Inc.	Northwest Bancshares, Inc.
Eagle Bancorp, Inc.	Provident Financial Services, Inc.
First Commonwealth Financial Corporation	S&T Bancorp, Inc.
Flushing Financial Corporation	Sandy Spring Bancorp, Inc.
Lakeland Bancorp, Inc.	Tompkins Financial Corporation

The analysis compared publicly available financial information for OceanFirst with corresponding data for the OceanFirst Peer Group as of or for the year ended September 30, 2021 (unless otherwise noted) with pricing data as of November 1, 2021. The table below sets forth the data for OceanFirst and the median, mean, low and high data for the OceanFirst Peer Group.

OceanFirst Comparable Company Analysis

	OceanFirst		OceanFirst Peer Group Median	OceanFirst Peer Group Mean	OceanFirst Peer Group Low	OceanFirst Peer Group High
Total assets ($mm)	11,830		10,532	10,664	7,950	14,389
Loans / Deposits² (%)	83.8		85.9	85.3	69.3	102.8
Non-performing assets / Total assets³ (%)	0.28		0.43	0.64	0.19	1.47
Tangible common equity/Tangible assets[4] (%)	8.29		8.92	8.89	7.54	10.64
Leverage Ratio[5] (%)	9.12	¹	9.35	9.46	8.37	11.60
Tier 1 Ratio[6] (%)	12.19	¹	12.44	12.61	10.89	15.33
Total RBC Ratio[7] (%)	12.83	¹	14.87	14.63	11.55	16.59
LTM Return on average assets (%)	1.04		1.26	1.28	0.69	1.93
LTM Return on average equity (%)	8.0		11.8	11.7	7.1	16.5
LTM Net interest margin (%)	2.91		3.15	3.18	2.94	3.60
LTM Efficiency ratio (%)	62.3		54.2	52.8	38.5	65.1
Price/Tangible book value (%)	146		163	165	116	198
Price/LTM Earnings per share (x)	11.8		11.3	12.2	9.5	23.6
Price/2021E EPS	12.6		11.2	11.1	8.7	13.8
Price/2022E EPS	11.6		13.2	12.9	10.0	16.8
Current Dividend Yield (%)	3.1		3.0	3.2	1.5	5.8
Market value ($mm)	1,366		1,501	1,501	749	2,269

1)	Bank level data shown
2)	Bank Level data shown as of or for the period ended September 30, 2021 for TMP
3)	Bank Level data shown as of or for the period ended September 30, 2021 for PFS, DCOM, NBTB, EGBN, TMP
4)	Bank Level data shown as of or for the period ended September 30, 2021 for EGBN, STBA, FFIC
5)	Bank Level data shown as of or for the period ended September 30, 2021 for NWBI, PFS
6)	Bank Level data shown as of or for the period ended September 30, 2021 for NWBI, PFS, TMP
7)	Bank Level data shown as of or for the period ended September 30, 2021 for NWBI, PFS

Note: Financial data as of or for the period ended September 30, 2021

Analysis of Precedent Transactions

Piper Sandler reviewed a national group of merger and acquisition transactions. The nationwide group consisted of bank and thrift transactions announced between January 1, 2021 and November 1, 2021 where the target’s total assets were between $1.0 billion and $2.0 billion at announcement and LTM ROAA between 0.0% and 1.25%, excluding transactions with non-disclosed deal values and transactions with private investors, private equity buyers or Credit Union buyers (which we refer to as the “Nationwide Precedent Transactions”).

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
German American Bancorp Inc.	Citizens Union Bancorp
TriCo Bancshares	Valley Republic Bancorp
CVB Financial Corp.	Suncrest Bank 1st Constitution Bancorp
Lakeland Bancorp	Westchester Bank Holding Corp.
Valley National Bancorp	Bank of Commerce Holdings
Columbia Banking System Inc.	County Bancorp Inc.
Nicolet Bankshares Inc.	Landmark Community Bank
Simmons First National Corp.	Select Bancorp Inc.
First Bancorp	Pioneer Bancshares Inc.
FirstSun Capital Bancorp	Mackinac Financial Corp
Nicolet Bankshares Inc.	Premier Financial Bancorp Inc.
Peoples Bancorp Inc.	Pacific Mercantile Bancorp
Banc of California Inc.	Kentucky Bancshares Inc.
Stock Yards Bancorp Inc.	Cummins-American Corp.
First Busey Corp.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of Nationwide Precedent Transactions group.

	Nationwide Precedent Transactions
	OceanFirst/ Partners	Median		Mean		Low		High
Transaction Price / LTM Earnings Per Share (x)	22.6	15.6		16.5		10.9		29.2
Transaction Price / Tangible Book Value Per Share (%)	145	156		153		112		185
Tangible Book Value Premium to Core Deposits (%)	5.0¹ / 4.3²	6.9	¹	7.0	¹	1.3	¹	11.0	¹
1-Day Market Premium (%)	16.6	14.1		27.9		6.0		69.4

1)	Core deposits defined as total deposits less time deposits greater than $100,000
2)	Core deposits defined as total deposits less time deposits greater than $250,000

Net Present Value Analyses

Piper Sandler performed an analysis that estimated the net present value of a share of Partners common stock assuming Partners performed in accordance with certain internal financial projections for Partners for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Partners. To approximate the terminal value of a share of Partners common stock at November 1, 2021, Piper Sandler applied price to 2025 earnings multiples ranging from 8.0x to 15.5x and multiples of 2025 tangible book value ranging from 90% to 140%. The terminal values were then discounted to present values using different discount rates ranging from 11% to 15%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Partners common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Partners common stock of $5.02 to $10.95 when applying multiples of earnings and $5.25 to $9.29 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	8.0x	9.5x	11.0x	12.5x	14.0x	15.5x
11.0%	$5.81	$6.84	$7.87	$8.89	$9.92	$10.95
12.0%	$5.60	$6.59	$7.58	$8.57	$9.56	$10.55
13.0%	$5.40	$6.35	$7.30	$8.25	$9.21	$10.16
14.0%	$5.20	$6.12	$7.04	$7.96	$8.87	$9.79
15.0%	$5.02	$5.90	$6.79	$7.67	$8.56	$9.44

Tangible Book Value Per Share Multiples

Discount Rate	90%	100%	110%	120%	130%	140%
11.0%	$6.09	$6.73	$7.37	$8.01	$8.65	$9.29
12.0%	$5.86	$6.48	$7.10	$7.71	$8.33	$8.94
13.0%	$5.65	$6.24	$6.84	$7.43	$8.02	$8.62
14.0%	$5.45	$6.02	$6.59	$7.16	$7.73	$8.30
15.0%	$5.25	$5.80	$6.36	$6.91	$7.46	$8.01

Piper Sandler also considered and discussed with the Partners’ board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Partners’ earnings varied from 10% above projections to 10% below projections. This analysis resulted in the following range of per share values for Partners’ common stock, applying the price to 2025 earnings multiples range of 8.0x to 15.5x referred to above and a discount rate of 12.84%.

Earnings Per Share Multiples

Annual Estimate Variance	8.0x	9.5x	11.0x	12.5x	14.0x	15.5x
(10.0%)	$4.92	$5.78	$6.64	$7.50	$8.37	$9.23
(5.0%)	$5.17	$6.08	$6.99	$7.90	$8.82	$9.73
0.0%	$5.43	$6.39	$7.34	$8.30	$9.26	$10.22
5.0%	$5.68	$6.69	$7.70	$8.70	$9.71	$10.72
10.0%	$5.94	$6.99	$8.05	$9.10	$10.16	$11.21

Piper Sandler also performed an analysis that estimated the net present value per share of OceanFirst’s common stock, assuming OceanFirst performed in accordance with publicly available median analyst net income and dividends per share estimates for OceanFirst for the quarter ending December 31, 2021 and publicly available median analyst net income estimates for OceanFirst for the years ending December 31, 2022 and December 31, 2023, as well as estimated long-term annual earnings per share and balance sheet growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for OceanFirst for the years ending December 31, 2022 through December 31, 2025, as provided by the senior management of OceanFirst. To approximate the terminal value of a share of OceanFirst common stock at November 1, 2021, Piper Sandler applied price to 2025 earnings multiples ranging from 11.0x to 16.0x and multiples of 2025 tangible book value ranging from 140% to 190%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of OceanFirst common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of OceanFirst common stock of $17.44 to $28.27 when applying multiples of earnings and $20.21 to $30.91 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
10.0%	$20.14	$21.77	$23.39	$25.02	$26.64	$28.27
11.0%	$19.42	$20.98	$22.55	$24.11	$25.68	$27.24
12.0%	$18.73	$20.23	$21.74	$23.24	$24.75	$26.26
13.0%	$18.07	$19.52	$20.97	$22.42	$23.87	$25.32
14.0%	$17.44	$18.83	$20.23	$21.63	$23.02	$24.42

Tangible Book Value Per Share Multiples

Discount Rate	140%	150%	160%	170%	180%	190%
10.0%	$23.37	$24.88	$26.39	$27.89	$29.40	$30.91
11.0%	$22.52	$23.98	$25.43	$26.88	$28.33	$29.78
12.0%	$21.72	$23.11	$24.51	$25.91	$27.30	$28.70
13.0%	$20.95	$22.29	$23.64	$24.98	$26.32	$27.67
14.0%	$20.21	$21.51	$22.80	$24.09	$25.39	$26.68

Piper Sandler also considered and discussed with Partners’ board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming OceanFirst’s earnings varied from 10% above estimates to 10.0% below estimates. This analysis resulted in the following range of per share values for OceanFirst common stock, applying the price to 2025 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 11.55%.

Earnings Per Share Multiples

Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(10.0%)	$17.35	$18.73	$20.11	$21.49	$22.86	$24.24
(5.0%)	$18.19	$19.65	$21.10	$22.56	$24.01	$25.47
0.0%	$19.04	$20.57	$22.10	$23.63	$25.16	$26.69
5.0%	$19.88	$21.49	$23.09	$24.70	$26.31	$27.92
10.0%	$20.72	$22.40	$24.09	$25.77	$27.46	$29.14

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

Piper Sandler analyzed certain potential pro forma effects of the merger on OceanFirst assuming the transaction closes on March 31, 2022. Piper Sandler also utilized certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of OceanFirst, as well as estimated net income for Partners for the years ending December 31, 2021 through December 31, 2025, as provided by Partners and approved for use in Piper Sandler’s analysis by the senior management of OceanFirst. The analysis indicated that the transaction could be accretive to OceanFirst’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending 2022 through 2025 and dilutive to OceanFirst’s estimated tangible book value per share at close and dilutive at December 31, 2022, December 31, 2021, December 31, 2024 and accretive at December 31, 2025.

In connection with this analysis, Piper Sandler considered and discussed with the Partners’ board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship

Piper Sandler is acting as Partners’ financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to approximately 1.35% of the aggregate purchase price, which advisory fee is contingent upon the closing of the integrated mergers. At the time of announcement of the transaction, Piper Sandler’s fee was approximately $2.5 million. Piper Sandler also received a $250,000 fee from Partners upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the transaction. Partners has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

Piper Sandler did not provide any other investment banking services to Partners in the two years preceding the date of Piper Sandler’s opinion. In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler and its affiliate, Piper Sandler Loan Strategies, LLC (which we refer to as “PSLS”), provided certain investment banking services to OceanFirst. In summary, (i) Piper Sandler acted as book manager in connection with OceanFirst’s offer and sale of equity and debt securities, which transactions occurred in May 2020 and for which Piper Sandler received approximately $2.3 million in fees and expense reimbursement, and (ii) PSLS acted as introducing broker to OceanFirst’s wholly-owned banking subsidiary, OceanFirst Bank, in connection with OceanFirst Bank’s sale of certain loans and/or assets, for which PSLS received approximately $490,000 in fees in December 2020. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Partners, OceanFirst and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Partners, OceanFirst and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

OceanFirst’s Reasons for the Mergers

After careful consideration, the OceanFirst board, at a meeting held on November 3, 2021, unanimously approved the merger agreement and the transactions contemplated thereby.

In reaching its decision to approve the merger agreement, the integrated mergers and the other transactions contemplated by the merger agreement, the OceanFirst board evaluated the merger agreement and mergers in consultation with OceanFirst management, as well as OceanFirst’s legal counsel and financial advisor, and considered a number of factors in favor of the mergers, including the following material factors, which are not presented in order of priority:

•	the fact that the mergers are expected to expand OceanFirst’s footprint into Delaware, Maryland, Virginia and the Washington D.C. metro area;

•	there is potential for significant efficiencies to be accelerated as a result of the mergers through infrastructure optimization and branch consolidation;

•

each of OceanFirst’s and Partners’ businesses, operations, financial condition, asset quality, earnings and prospects, including the view of the OceanFirst board that Partners’ business and operations provide a complementary addition to OceanFirst’s existing operations and lines of business;

•

the fact that Partners’ expertise in serving small and medium sized businesses aligns with OceanFirst’s commitment to growing its commercial banking platform, and provides an opportunity to leverage OceanFirst’s broader product offering across Partners’ client base;

•	the common business philosophies and similarity in customer profiles;

•	the fact that the mergers are expected to result in earnings per share accretion for OceanFirst stockholders in 2022;

•

the fact that the cost-savings for the mergers are estimated to be 40% of Partners’ non-interest expense base and that these cost savings are expected to be 50% phased-in in 2022 and 100% phased-in thereafter;

•

the current and prospective environment in which OceanFirst and Partners operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally and the likely effect of these factors on OceanFirst both with and without the mergers;

•	the ability of OceanFirst to leverage its significant integration experience, having successfully integrated and met financial targets for seven whole bank acquisitions since 2015;

•

its review and discussions with OceanFirst’s management and its outside legal counsel and financial advisors concerning the due diligence investigation of Partners and the potential financial impact of the mergers on the combined company;

•	the terms of the merger agreement, including the deal protection and termination fee provisions, which it reviewed with OceanFirst’s outside legal and financial advisors; and

•

the regulatory and other approvals required in connection with the mergers and the expectation that such regulatory and other approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The OceanFirst board also considered potential risks associated with the mergers in connection with its deliberations of the mergers, including: (i) the potential risk of diverting management attention and resources from the operation of OceanFirst’s business and towards the completion of the mergers; (ii) the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Partners’ business, operations and workforce with those of OceanFirst; and (iii) the other risks identified in the sections of this proxy statement/prospectus entitled “Risk Factors” beginning on page 19 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 25.

The foregoing discussion of the factors considered by the OceanFirst board is not intended to be exhaustive, but, rather, includes the material factors considered by the OceanFirst board. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the OceanFirst board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The OceanFirst board considered all these factors as a whole and considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the OceanFirst board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 25.

Interests of Partners’ Directors and Executive Officers in the Mergers

In considering the recommendations of the Partners board, Partners stockholders should be aware that Partners’ directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of the Partners stockholders generally. These interests are described below. The Partners board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement, including the mergers, and in determining to recommend that Partners stockholders vote to approve the integrated merger proposal.

The amounts shown below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may be taken or that may occur before completion of the mergers.

Treatment of Stock Options

Certain members of the Partners board and Partners’ executive officers hold outstanding options to purchase shares of Partners common stock granted under the Partners equity plans. The merger agreement provides that, at the effective time, each outstanding and unexercised stock option granted under the Partners equity plans, whether vested or unvested, will be canceled, extinguished and automatically exchanged into the right to receive a cash payment (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock issuable upon exercise of such stock option and (b) the excess, if any, of (i) $10.00 over (ii) the per-share exercise price of such stock option, less applicable tax withholdings. The cash payments will be made as soon as practicable after the effective time.

The following table reflects the number of stock options held by each executive officer and director of Partners as of December 15, 2021 (which is the latest practicable date prior to this proxy statement/ prospectus). The estimated value of the stock options is based on (i) $10.00, net of the applicable per-share exercise price for the stock options, multiplied by (ii) the total number of shares subject to each stock option award.

	Partners Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Stock Option Value ($)
Executive Officers
Lloyd B. Harrison, III	—	—	—
John W. Breda	—	—	—
J. Adam Sothen	25,768	$7.72	$58,751
Elizabeth J. Eicher	—	—	—

Directors
Mona D. Albertine	4,638	$5.83	$19,340
Michael W. Clarke	—	—	—
Mark L. Granger	—	—	—
Kenneth R. Lehman	—	—	—
Steven R. Mote	—	—	—
George P. Snead	4,638	$5.83	$19,340
James A. Tamburro	—	—	—
Jeffrey F. Turner	—	—	—
Robert C. Wheatley	—	—	—

None of the executive officers and directors of Partners hold unvested restricted shares. For a discussion of the acceleration of Mr. Clarke’s restricted shares, see the section of this proxy statement/prospectus entitled “Bonus Payments related to Northern Virginia Expansion by Virginia Partners Bank” beginning on page 63.

Employment and Consulting Agreements

The executive officers of Partners have entered into agreements with OceanFirst Bank that will be effective at the effective time and will supersede such executive officers’ current employment agreements with Partners or its subsidiaries and affiliates (as applicable), and pursuant to which certain payments are expected to be made to the executive officers of Partners. The termination, change in control and severance provisions of each executive officer’s agreement with OceanFirst Bank are substantively consistent, with certain limited exceptions including as set forth below, with such officer’s current employment agreement with Partners. Pursuant to their respective agreements with OceanFirst Bank:

•

Pursuant to that certain consulting agreement, dated November 4, 2021, that will be effective at the effective time, Mr. Harrison’s employment with Partners and its subsidiaries and affiliates will terminate at the effective time and Mr. Harrison will serve as a consultant to OceanFirst and its subsidiaries for a period of 30 days following the closing date of the integrated mergers. Mr. Harrison will receive as compensation for such consulting services a payment equal to one month of his base salary at the rate in effect as of immediately prior to the “closing date” (as such term is defined in the consulting agreement).

Pursuant to such agreement, subject to Mr. Harrison signing (and not revoking) a release on or after the closing date, and consistent with the benefits provided by his current employment agreement with Partners and its subsidiaries and affiliates, in connection with Mr. Harrison’s termination of employment on the closing date of the integrated mergers, Mr. Harrison will receive his annual base salary as of the closing date for 12 months following the closing date. In addition, Mr. Harrison will receive a change in control benefit payable in 36 monthly installments in the aggregate amount equal to the sum of (i) three times his base salary as of the closing date, (ii) one times the average annual cash bonus compensation awarded to him during the preceding 24-month period, and (iii) the cost for 36 months of health, disability and term life insurance coverage equivalent to the premiums for health, disability and term life insurance coverage provided to him as of the closing date. OceanFirst Bank will transfer to Mr. Harrison the automobile currently provided by Partners to Mr. Harrison for nominal consideration.

The consulting agreement contains customary restrictive covenants, including confidentiality, cooperation, nondisclosure, prohibitions against competition with OceanFirst Bank and its predecessors and affiliates (“bank entities”) and solicitation of bank entities’ customers and employees, through the one year anniversary of the closing date of the integrated mergers.

•

Pursuant to that certain employment agreement, dated November 4, 2021, that will be effective at the effective time of the first-step merger, Mr. Breda will be employed as Regional President of OceanFirst Bank as of the effective time for an initial term of one year, with automatic renewals for additional one-year terms thereafter subject to written notice by either party not to renew at least 60 days prior to the expiration of any term. Mr. Breda will receive as compensation for such employment an annual base salary of $342,733, subject to increase (but not decrease) in the discretion of the OceanFirst Bank board of directors (based on the recommendation of the compensation committee). Mr. Breda will also be eligible to receive an annual cash bonus based on the achievement of performance goals established by the OceanFirst Bank board of directors, a $1.0 million life insurance policy, a vehicle allowance of $750 per month, and other vacation and leave, health, disability and other insurance policies as OceanFirst Bank may determine appropriate for all executive officers of OceanFirst Bank, and expense reimbursement benefits (including club membership fees).

Pursuant to such agreement, subject to Mr. Breda signing (and not revoking) a release on or after the closing date, and consistent with the benefits provided by his current employment agreement with Partners and Delmarva Bank, in connection with the closing of the integrated mergers, Mr. Breda will receive a change in control benefit payable in 36 monthly installments in the aggregate amount equal to the sum of (i) three times his base salary as of the closing date, (ii) one times the average annual cash bonus compensation awarded to him during the preceding 24-month period, and (iii) the cost for 36 months of health, disability and term life insurance coverage equivalent to the premiums for health, disability and term life insurance coverage provided to him as of the closing date. In connection with the closing, OceanFirst Bank will transfer to Mr. Breda the Partners-owned automobile currently provided by Partners to Mr. Breda for nominal consideration.

If, following the effective time, Mr. Breda terminates his employment with OceanFirst Bank for “good reason,” or OceanFirst Bank terminates Mr. Breda’s employment without “cause,” in each case as such term is defined in the employment agreement and during the term of the agreement, subject to Mr. Breda signing (and not revoking) a release, Mr. Breda would be entitled to receive, for 12 months, (x) continued salary as in effect as of the termination date, and (y) health insurance equivalent to the health insurance existing as of the termination date (or a comparable cash reimbursement). In addition, over the course of the same 12-month period, Mr. Breda would receive a payment equal to one times the average annual cash bonus compensation awarded to him over the preceding 24-month period. Such payments are consistent with severance benefits provided by Mr. Breda’s current employment agreement with Partners and Delmarva Bank.

The employment agreement provides that the above payments, that are parachute payments under Code Section 280G(b)(2), will be reduced to the extent necessary such that the payments do not exceed an amount equal to one dollar less than the maximum amount OceanFirst Bank may pay without loss of the deduction under Code Section 280G(a); provided that, if Mr. Breda is terminated without cause during the term of the agreement, then a modified cutback provision applies, and such payments will be cutback only if Mr. Breda is not better off on an after-tax basis by paying the excise tax under Code Section 4999.

The employment agreement contains customary restrictive covenants, including perpetual confidentiality and nondisclosure requirements, as well as prohibitions against competition with Partners and solicitation of the bank entities’ customers and employees, both during the employment term and through the later of six months after the Mr. Breda’s termination date or one year after the closing date of the integrated mergers.

•

Pursuant to that certain employment agreement, dated November 4, 2021, that will be effective at the effective time, Mr. Sothen will be employed as Divisional Controller of OceanFirst Bank as of the effective time through the earlier of the four month anniversary of the closing date, or 30 days following the date of conversion or consolidation of the systems and business operations of the Partners and OceanFirst Bank (the “conversion date”). Mr. Sothen will receive as compensation for such employment (i) an annualized base salary of $206,000, paid in equal installments, subject to increase (but not decrease) in the discretion of the OceanFirst Bank board of directors, and (ii) a lump sum retention bonus of $50,000 (his “retention bonus”) if he remains employed by OceanFirst Bank through the conversion date. Mr. Sothen is also entitled to (a) participate in in any employee benefit plan maintained by OceanFirst Bank, (b) personal time off and (c) reimbursement for reasonable and customary business expenses.

Pursuant to such agreement, subject to Mr. Sothen signing (and not revoking) a release on or after the closing date, and consistent with the benefits provided by his current employment agreement with Partners, in connection with the closing of the integrated mergers, Mr. Sothen will receive a change in control benefit, payable in a lump sum within 60 days following the closing date of the integrated mergers, in an amount equal to the sum of (x) two times his annual base salary as in effect immediately preceding the closing date, (y) 18 months of the employer portion of premiums for all health care plans in which he or his spouse or any of his dependents were entitled to participate immediately prior to the closing date, and (z) his highest annual bonus earned for the three complete fiscal years immediately preceding the integrated mergers.

If, following the effective time but prior to the expiration of the term of his agreement, Mr. Sothen terminates his employment with OceanFirst Bank for “good reason,” or OceanFirst Bank terminates Mr. Sothen’s employment without “cause,” in each case as such term is defined in the employment agreement, subject to Mr. Sothen signing (and not revoking) a release, Mr. Sothen would be entitled to receive, for 12 months, (i) continued salary as in effect as of the termination date, and (ii) coverage under all health care plans in which he and his spouse and any dependents were participating immediately prior to termination, with OceanFirst Bank paying the employer portion of the premium (or a comparable cash reimbursement). In addition, Mr. Sothen would be entitled to receive accelerated vesting (if applicable, at maximum performance for any awards subject to an open performance period) of any outstanding OceanFirst equity-based awards held by him.

If Mr. Sothen is terminated by OceanFirst Bank without cause or resigns for good reason prior to the conversion date, OceanFirst Bank will pay his retention bonus in the next payroll period after his last day of employment.

In the event that payments and benefits under Mr. Sothen’s employment agreement, together with other payments and benefits he has received or may have the right to receive, on account of a change in control would subject him to the excise tax imposed under Section 4999 of the Code, then the payments and benefits will be reduced by OceanFirst Bank to the minimum extent necessary so that none of the payments or benefits are subject to the excise tax, but in each case only if Mr. Sothen is not better off on an after-tax basis by paying such excise tax.

The employment agreement contains customary restrictive covenants, including confidentiality for a five-year period, as well as prohibitions against competition with the bank entities and solicitation of the bank entities’ customers and employees, during the employment term and through the later of six months after Mr. Sothen’s termination date or one year after the closing date of the integrated mergers.

•

Pursuant to that certain employment agreement, dated November 4, 2021, that will be effective at the effective time, Ms. Eicher will be employed as Divisional Controller of OceanFirst Bank as of the effective time through the earlier of the four month anniversary of the closing date, or 30 days following the conversion date. Ms. Eicher will receive as compensation for such employment an annualized base salary of $187,600, subject to increase (but not decrease) in the discretion of the OceanFirst Bank board of directors, and a lump sum retention bonus of $40,000 (her “retention bonus”) if she remains employed by OceanFirst Bank through the earlier of the four month anniversary of the closing date or the conversion date. Ms. Eicher is also entitled to (a) participate in in any employee benefit plan maintained by OceanFirst Bank, (b) personal time off and (c) receive reimbursement for reasonable and customary business expenses.

Pursuant to such agreement, subject to Ms. Eicher signing (and not revoking) a release on or after the closing date, and consistent with the benefits provided by her current employment agreement with Delmarva Bank, in connection with the closing of the integrated mergers, Ms. Eicher will receive a change in control benefit, payable in a lump sum within 60 days following the closing date of the integrated mergers, equal to the sum of (x) 1.5 times her base salary as in effect immediately preceding the closing date, (y) 18 months of the employer portion of premiums for all health care plans in which she or her spouse or any of her dependents were entitled to participate immediately prior to the closing date, and (z) her highest annual bonus for the three complete fiscal years immediately preceding the integrated mergers.

If, following the effective time but prior to the expiration of the term of her agreement, Ms. Eicher terminates her employment with OceanFirst Bank for “good reason” or OceanFirst Bank terminates Ms. Eicher’s employment without “cause,” in each case as such term is defined in the employment agreement, subject to Ms. Eicher signing (and not revoking) a release, Ms. Eicher would be entitled to receive, for 12 months, (i) continued salary as in effect as of the termination date, and (ii) coverage under all health care plans in which she and her spouse and dependents were participating immediately prior to termination, with OceanFirst Bank paying the employer portion of the premium (or a comparable cash reimbursement). In addition, Ms. Eicher would receive a lump sum cash payment, on the 60th day following her termination of employment, equal to her highest annual bonus for the three complete fiscal years immediately preceding the integrated mergers. Ms. Eicher would be entitled to receive accelerated vesting (if applicable, at maximum performance for any such awards subject to an open performance period) of any outstanding OceanFirst equity-based awards held by her.

If Ms. Eicher is terminated by OceanFirst Bank without cause or resigns for good reason prior to the four month anniversary of the closing date or the conversion date, OceanFirst Bank will pay her retention bonus in the next payroll period after his last day of employment.

In the event that payments and benefits under Ms. Eicher’s employment agreement, together with other payments and benefits she has received or may have the right to receive, on account of a change in control would subject her to the excise tax imposed under Section 4999 of the Code, then the payments and benefits will be reduced by OceanFirst Bank to the minimum extent necessary so that none of the payments or benefits are subject to the excise tax, but in each case only if Ms. Eicher is not better off on an after-tax basis by paying such excise tax.

The employment agreement contains customary restrictive covenants, including confidentiality for a five-year period, as well as prohibitions against competition with the bank entities and solicitation of the bank entities’ customers and employees during the employment term and through the later of six months after Ms. Eicher’s termination date or one year after the closing date of the integrated mergers.

The payments described in this section will be subject to applicable tax withholdings. If the merger agreement is terminated prior to the effective time, the consulting agreement between OceanFirst and Mr. Harrison and the employment agreements between OceanFirst Bank and each of Mr. Breda, Mr. Sothen and Ms. Eicher will have no effect, and the terms of each executive’s current employment agreements with Partners or its affiliates shall remain in full force and effect.

OceanFirst and Partners have agreed that Partners will reimburse legal expenses of up to $100,000 in the aggregate incurred by certain employees of Partners, including the executive officers of Partners, in connection with the preparation and negotiation of agreements regarding employment or consulting services following the mergers.

Potential Payments and Benefits to Partners Named Executive Officers in Connection with a Change in Control

The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about the payments and benefits that each of Partners’ named executive officers will or may receive in connection with the mergers, assuming: (i) that the effective time of the mergers is December 10, 2021, which is the latest practicable assumed date of the closing solely for purposes of the disclosure in this section; and (ii) that each of Mr. Harrison, Mr. Breda and Mr. Sothen are terminated either by OceanFirst Bank without “cause” or by the executive for “good reason” (as such terms are defined in the named executive officer’s new employment agreement) immediately following the assumed effective time on December 10, 2021. The amounts below do not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control, including the value of any compensation actions taken by Partners prior to December 10, 2021.

The amounts below are estimates based on multiple assumptions that may or may not actually occur and, as a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer of Partners may differ materially from the amounts shown below. The amounts set forth in the table below do not reflect certain compensation actions that may occur following the effective time of the integrated mergers, including but not limited to any payments made or benefits received under a named executive officer’s new employment agreement or consulting agreement with OceanFirst.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Tax Reimbursement($)	Total ($)(4)
Lloyd B. Harrison, III(5)	$1,420,319	—	$18,056	—	$1,438,774
John W. Breda(6)	$1,541,015	—	$56,748	—	$1,597.763
J. Adam Sothen(7)	$712,441	—	$8,250	—	$720,691

(1)

Cash. The amounts in this column reflect cash change in control and severance payments to which the named executive officer would be entitled to receive in connection with the integrated mergers (subject to their execution and non-revocation of a release) under the named executive officer’s agreement described under “—Employment and Consulting Agreements,” based on the assumptions set forth above. The cash payable to the named executive officers consists of a combination of “single trigger” benefits in the case of the change in control payments, because these payments would be made upon the closing of a change in control transaction of OceanFirst Bank, and “double trigger” benefits in the case of the severance benefits, because these payments would be made upon a qualifying termination following a change in control transaction. The amounts in this column that are calculated by reference to average cash incentive bonuses do not include any cash incentive bonuses for 2021 performance, as such bonuses will not have been paid by the assumed effective time of the integrated mergers for purposes of this disclosure of December 10, 2021.

(2)

Equity. As of the date of this proxy statement/prospectus, none of the named executive officers of Partners have unvested stock options or restricted stock awards that will vest on an accelerated basis at the effective time of the integrated mergers.

(3)

OceanFirst and Partners have agreed that Partners will reimburse legal expenses of up to $100,000 in the aggregate incurred by certain employees of Partners, including the named executive officers of Partners, in connection with the preparation and negotiation of agreements regarding employment or consulting services following the mergers. As of the date of this proxy statement/prospectus, the amount of legal expenses of each named executive officer to be reimbursed by Partners cannot be reasonably estimated.

(4)

In the event that payments and benefits under a named executive officer’s employment agreement, together with other payments and benefits such officer has received or may have the right to receive, on account of a change in control would subject that officer to the excise tax imposed under Section 4999 of the Code, then the payments and benefits shall be reduced by OceanFirst Bank to the minimum extent necessary so that none of the payments or benefits are subject to the excise tax, but in each case only if the executive is not better off on an after-tax basis by paying such excise tax. Notwithstanding the foregoing, upon a cessation of Mr. Breda’s employment for any reason, other than termination by OceanFirst Bank without cause, then any such payments and benefits described in the preceding sentence shall be reduced to the extent necessary such that the payments and benefits do not exceed an amount equal to one dollar less than the maximum amount OceanFirst Bank may pay without loss of the deduction under Code Section 280G(a). The amounts shown in this column have not been reduced due to any application of Code Section 280G.

(5)

The column titled “Cash” includes a change in control payment of $1,087,968 and severance benefits of $332,750. The column titled “Perquisites / Benefits” includes $18,056 which is the estimated value of the vehicle that Partners has provided to Mr. Harrison, which pursuant to Mr. Harrison’s consulting agreement with OceanFirst Bank will be transferred to him for nominal consideration following the effective time.

(6)

The column titled “Cash” includes a change in control payment of $1,149,983 and severance benefits of $391,033. The column titled “Perquisites / Benefits” includes (i) $32,252 which is the estimated value of the vehicle that Partners has provided to Mr. Breda, which pursuant to Mr. Breda’s employment agreement with OceanFirst Bank will be transferred to him for nominal consideration following the effective time, and (ii) $24,496 which is the estimated cost to provide Mr. Breda with equivalent health insurance.

(7)

The column titled “Cash” includes a change in control payment of $456,441, severance benefits of $206,000, and payment of Mr. Sothen’s retention bonus as described under “—Employment and Consulting Agreements.” The column titled “Perquisites / Benefits” includes $8,250 which is the estimated cost of the employer portion of the premium for health insurance coverage.

Bonus Payments related to Northern Virginia Expansion by Virginia Partners Bank

Beginning in late 2020, Partners and Virginia Partners Bank began investing significant resources to expanding Virginia Partners Bank’s operations in the Greater Washington, D.C. and Northern Virginia markets. These investments included the hiring of a number of experienced commercial and retail bankers, including individuals who currently serve as President and Executive Vice President, Chief Operating Officer of Virginia Partners Bank but who do not serve as executive officers of Partners. In early 2021, Partners and Virginia Partners Bank began negotiating with this team of employees regarding equity awards, and outlined a series of proposed awards, that would align the long-term interests of these employees with those of Partners and Virginia Partners Bank, as well as provide incremental capital upon exercise of certain equity awards to help fund Partners’ expansion in the Greater Washington, D.C. and Northern Virginia markets. During the summer of 2021, efforts by certain of these employees also became focused on capitalizing on a potential strategic transaction, including an acquisition by a larger financial institution, to drive growth in these markets. This shift in focus, combined with delays associated with consideration and approval by Partners’ stockholders of a new equity compensation plan, impacted and delayed the final negotiations related to and resolution of the team’s equity awards.

During Partners’ negotiations with OceanFirst regarding a potential strategic transaction, Partners’ executive management, after consultation with the Partners board, determined to make awards, part in shares of restricted stock and part in cash, to this team of employees in connection with the Northern Virginia operations of Virginia Partners Bank, to incentivize and reward performance in connection therewith, and in recognition of the unique value of this team to the proposed mergers. Such awards comprised, in the aggregate, of 68,000 shares of restricted common stock of Partners and approximately $984,626 in cash, and were approved by the compensation committee of the Partners board. For more information about these bonus awards, see “The Merger Agreement — Covenants and Agreements — Employee Benefits Matters.”

Also during Partners’ negotiations with OceanFirst, the compensation committee of the Partners board recommended, and the Partners board approved, an award comprised of shares of restricted stock of Partners and of cash to Michael W. Clarke, a director of Partners and Virginia Partners Bank, as a reward for extraordinary services provided by Mr. Clarke to Partners and Virginia Partners Bank with regard to the Northern Virginia operations of Virginia Partners Bank and Partners, to incentivize and reward performance in connection therewith, and in recognition of the unique value of this team to the proposed mergers. Such award was comprised of a grant of 27,000 shares of restricted Partners common stock, scheduled to vest over three years in equal annual installments, and a cash award of approximately $390,954. During December 2021, the Partners board determined to accelerate the vesting of Mr. Clarke’s restricted stock award into 2021, and as a condition of such vesting Mr. Clarke has agreed to submit a cash election with respect to these formerly restricted shares of Partners common stock.

Indemnification and Insurance of Directors and Officers

Pursuant to the merger agreement, following the closing, OceanFirst will indemnify and hold harmless each present and former officer, director or employee of Partners and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation arising out of the fact that such person is or was a director, officer or employee of Partners or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, to the fullest extent which such persons are entitled to be indemnified as of the date of the merger agreement by Partners pursuant to its articles of incorporation or bylaws or the governing or organizational documents of any subsidiary of Partners applicable to such person.

OceanFirst has also agreed, following the closing, to advance expenses as incurred by such indemnified party to the fullest extent such persons are entitled to advancement of expenses as of the date of the merger agreement by Partners pursuant to its articles of incorporation or bylaws or the governing or organizational documents of any subsidiary of Partners applicable to such person; provided that, if requested by OceanFirst, the indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is determined in a final determination or by a court of competent jurisdiction that such indemnified party is not entitled to indemnification.

In addition, OceanFirst has agreed, following the closing, to maintain the current directors’ and officers’ liability insurance policy of Partners, subject to certain exceptions, for six years after the effective time with respect to claims against such directors, officers and employees arising from facts or events that occurred before the effective time; provided that, OceanFirst is not obligated to pay an amount in excess of 250% of the current annual premium paid as of the date of the merger agreement by Partners for such insurance.

Board Position and Compensation

OceanFirst has agreed in the merger agreement, as of the effective time, to (i) increase the size of the OceanFirst board by one member and cause OceanFirst Bank to take such actions as may be necessary to increase the size of the OceanFirst Bank board by one member, (ii) appoint one member of the Partners board, selected by OceanFirst’s leadership committee in consultation with the OceanFirst board, to the OceanFirst board and the OceanFirst Bank board for terms to expire at OceanFirst’s next annual meeting of shareholders, and (iii) subject to compliance by the OceanFirst board with its fiduciary duties, nominate such new member for reelection to the OceanFirst board at the first annual meeting of shareholders of OceanFirst following the effective time and include in the proxy materials of OceanFirst for such meeting a recommendation of the OceanFirst board that such new member be reelected as a director of OceanFirst.

Each person who serves as a director of OceanFirst will be compensated in accordance with the policies of OceanFirst, which are anticipated to be substantially similar to the current policies of OceanFirst as described in its proxy statement, filed April 20, 2021, under the section entitled “Director Compensation.”

Trading Markets

OceanFirst common stock is listed for trading on the Nasdaq under the symbol “OCFC.” It is a condition to each party’s obligations to complete the mergers that the OceanFirst common stock to be issued pursuant to the merger agreement be authorized for listing on the Nasdaq (subject to official notice of issuance). Immediately following the completion of the first-step merger, shares of OceanFirst common stock will continue to be listed on the Nasdaq under the symbol “OCFC.”

Partners common stock is listed on the Nasdaq under the symbol “PTRS.” Upon completion of the first-step merger, Partners common stock will cease to be listed on the Nasdaq.

Dividend Policy

OceanFirst currently pays a quarterly cash dividend of $0.17 per share, which is expected to continue, although the OceanFirst board may change this dividend policy at any time. OceanFirst stockholders will be entitled to receive dividends when and if declared by the OceanFirst board out of funds legally available for dividends. The OceanFirst board will consider OceanFirst’s financial condition and level of net income, future prospects, economic condition, industry practices and other factors, including applicable banking laws and regulations, in determining whether to pay dividends in the future and the amount of such dividends.

OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon the receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board’s evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by OceanFirst’s banking regulators.

No Dissenters’ Rights

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Maryland law, a stockholder is not entitled to demand the fair value of his or her shares of stock in any transaction if, among other things, the stock is listed on a national securities exchange. Because OceanFirst’s common stock is listed on the Nasdaq, the holders of Partners common stock are not entitled to dissenters’ or appraisal rights in the first-step merger.

Regulatory Approvals Required for the Mergers

Completion of the mergers is subject to the receipt of certain approvals, waivers and consents from applicable governmental and regulatory authorities, without certain conditions being imposed as part of a regulatory approval that would reasonably be expected to result in a materially burdensome regulatory condition. Subject to the terms and conditions of the merger agreement, OceanFirst and Partners have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, the regulatory applications are being prepared and have not yet been submitted. Partners and OceanFirst cannot be certain when, or if, the required regulatory approvals will be obtained and whether, or what, conditions may be attached to those approvals.

OceanFirst is a bank holding company that is regulated and supervised by the FRB under the Bank Holding Company Act of 1956 (which we refer to as the “BHC Act”). The mergers contemplated by the merger agreement require either prior approval of the FRB or a waiver of that approval requirement by the FRB. OceanFirst Bank is a national bank regulated and supervised by the OCC. The mergers of the Bank of Delmarva and Virginia Partners Bank with and into OceanFirst Bank require prior approval of the OCC under the National Bank Act and Section 18(c) of the Federal Deposit Insurance Act (which we refer to as the “Bank Merger Act”). The parties will also provide submissions required to any applicable host state regulators as may be deemed necessary or appropriate.

When evaluating the applications for such approvals, the FRB and OCC will each consider a number of factors, including: (i) the effect of the transaction on competition; (ii) the financial condition and future prospects of the parties and resulting institution; (iii) the managerial resources of the parties and resulting institution, which is a broad concept that includes the quality of board and management oversight, internal controls and governance, risk management, compliance, and consumer protection; (iii) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the companies under the Community Reinvestment Act (which we refer to as the “CRA”); (iv) the effectiveness of the parties in combating money laundering activities; (v) the availability of information needed to determine and enforce compliance with the BHC Act and other applicable federal banking laws; and (vi) the extent to which the proposal would result in greater or more concentrated risk to the stability of the United States banking or financial system. The FRB and OCC will provide an opportunity for public comment on the application and may hold one or more public meetings or other proceedings if it determines such meeting or other proceeding would be appropriate.

Neither OceanFirst nor Partners is aware of any material governmental approvals or actions that are required for completion of the mergers other than those described above. It is presently contemplated that, if any such additional governmental approvals or actions are required, then those approvals or actions will be sought.

Neither OceanFirst nor Partners can assure you that all of the regulatory approvals required to complete the mergers will be obtained and, if obtained, OceanFirst and Partners cannot assure you as to the timing of any such approvals, their ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a materially burdensome regulatory condition.

The receipt of regulatory approval of the mergers (i) would reflect only a view that the transaction is consistent with applicable legal and regulatory standards; (ii) would not be an opinion that the mergers are financially favorable to the stockholders of either OceanFirst or Partners or that the regulator has considered the adequacy of the terms of the mergers; and (iii) would not be an endorsement of, or recommendation for, the mergers.

THE MERGER AGREEMENT

The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the express terms of the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the mergers.

Structure of the Mergers

Each of the OceanFirst board and the Partners board has approved the merger agreement. The merger agreement provides for (i) the merger of merger sub with and into Partners, with Partners continuing as the surviving corporation in the first-step merger and as a wholly-owned subsidiary of OceanFirst, (ii) immediately following the completion of the first-step merger, the merger of Partners with and into OceanFirst, with OceanFirst continuing as the surviving corporation in the second-step merger and (iii) immediately following the completion of the integrated mergers, the merger of The Bank of Delmarva with and into OceanFirst Bank with OceanFirst Bank continuing as the surviving bank in the Delmarva Bank merger, and (iv) immediately following the merger of The Bank of Delmarva with and into OceanFirst Bank, the merger of Virginia Partners Bank with and into OceanFirst Bank with OceanFirst Bank continuing as the surviving bank in the Virginia Partners Bank merger.

Merger Consideration

On the terms and subject to the conditions set forth in the merger agreement, at the effective time, each share of Partners common stock issued and outstanding immediately prior to the effective time, except for any exception shares, which will be canceled and retired for no consideration in accordance with the merger agreement, will be converted into the right to receive, at the election of Partners stockholders, either $10.00 in cash, without interest, or 0.4512 shares of OceanFirst common stock.

If, prior to the effective time, the outstanding shares of OceanFirst common stock or Partners common stock are changed into a different number or kind of shares or securities as a result of a recapitalization, reclassification, stock dividend, stock split or reverse stock split, or if there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the merger consideration to give the holders of Partners common stock the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares

OceanFirst will not issue any fractional shares of OceanFirst common stock in the first-step merger. Instead, any Partners stockholder who otherwise would have been entitled to receive a fraction of a share of OceanFirst common stock will be entitled to receive an amount in cash, rounded to the nearest cent, determined by multiplying the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of OceanFirst common stock to which the holder would otherwise be entitled by the volume-weighted average price (“VWAP”) per share of OceanFirst common stock on the Nasdaq (as reported by The Wall Street Journal) for the five full trading days ending on the last trading day preceding the closing date of the integrated mergers.

Governing Documents; Directors and Officers

Upon the effective time, the articles of incorporation and bylaws of merger sub in effect immediately prior to the effective time will be the articles of incorporation and bylaws of Partners after completion of the first-step merger, except that the name of such surviving corporation set forth therein will be Partners Bancorp until thereafter amended in accordance with applicable law and the terms of such documents. Upon the effective time of the second-step merger, the certificate of incorporation and bylaws of OceanFirst in effect immediately prior to the effective time will be the certificate of incorporation and bylaws of the surviving corporation in the second-step merger, until thereafter amended in accordance with applicable law and the terms of such documents.

Governance Matters

As of the effective time, OceanFirst has agreed to (i) increase the size of the OceanFirst board by one member and cause OceanFirst Bank to take such actions as may be necessary to increase the size of the OceanFirst Bank board by one member and (ii) appoint one member of the board of directors of Partners (which we refer to as the “new member”), selected by OceanFirst’s leadership committee, to the OceanFirst board and the OceanFirst Bank board and, if the effective time of the first-step merger has occurred at least fifteen (15) business days prior to OceanFirst holding its 2022 annual meeting, the surviving corporation shall (i) nominate the new member for reelection to the OceanFirst board at the first annual meeting of stockholders following the effective time and (ii) include in its proxy materials with respect to such annual meeting a recommendation of the OceanFirst board that its stockholders vote to reelect the new member; provided that OceanFirst shall not be required to take any such action until the closing of the integrated mergers.

Treatment of Partners Equity-Based Awards

Stock Options

At the effective time, each stock option granted will be canceled, extinguished and exchanged into the right to receive an amount of cash (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock issuable upon exercise of such stock option and (b) the excess, if any, of (i) $10.00 over (ii) the per share exercise price of such stock option.

Restricted Stock

At the effective time, each share of restricted stock of Partners granted under Partners’ equity plans or otherwise will be canceled, extinguished and exchanged into the right to receive an amount of cash (without interest) equal to the product of (a) the aggregate number of shares of Partners common stock subject to such restricted stock multiplied by (b) $10.00. In addition, with respect to shares of restricted stock of Partners that vested on an accelerated basis during 2021 in connection with the merger agreement, the holders of such shares have agreed to submit a cash election with respect to these shares.

Closing and Effective Time

The integrated mergers will be completed only if all conditions to the integrated mergers set forth in the merger agreement (as discussed in this proxy statement/prospectus) are either satisfied or waived. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Conditions to Complete the Integrated Mergers.”

The first-step merger will become effective as of the date and time specified in the articles of merger for the first-step merger to be filed with the Department of Assessments and Taxation, of the State of Maryland (which we refer to as the “Maryland Department”). The second-step merger will become effective as of the date and time set forth in the articles of merger and to be filed with the Maryland Department and the Secretary of State of the State of Delaware, respectively, for the second-step merger. Under the merger agreement, the closing of the integrated mergers will take place at 10:00 a.m., New York City time, on the last business day of the month in which the conditions set forth in the merger agreement have been satisfied or waived, unless another date or time is agreed to in writing by OceanFirst and Partners. OceanFirst and Partners currently expect to complete the mergers in the first half of 2022, subject to the receipt of the requisite approval of the Partners stockholders, the receipt of the required regulatory approvals, and the satisfaction (or, where legally permissible, waiver) of other customary closing conditions set forth in the merger agreement, but neither Partners nor OceanFirst can guarantee when, or if, the mergers will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of Partners common stock into the right to receive the merger consideration will occur automatically at the effective time.

Election Procedures

Each Partners stockholder of record may specify the number of shares of Partners common stock owned by such holder with respect to which such Partners stockholder desires to (i) make a stock election and (ii) make a cash election. At any time during the election period (as described in more detail below), each Partners stockholder may change or revoke his, her or its election by written notice to the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election.

Additionally, each Partners stockholder may, at any time during the election period, revoke his, her or its election by written notice received by the exchange agent prior to the election deadline or by withdrawal prior to the election deadline of his, her or its old certificates, or of the guarantee of delivery of such old certificates, previously deposited with the exchange agent. All elections will be automatically deemed revoked upon receipt by the exchange agent of written notification from the parties that the merger agreement has been terminated in accordance with the terms thereof.

OceanFirst has agreed to prepare an election form reasonably acceptable to Partners, including appropriate and customary transmittal materials, so as to permit Partners stockholders of record to exercise their right to make an election. OceanFirst will initially make available and mail the form of election not less than twenty (20) business days prior to the anticipated election deadline to Partners stockholders of record as of the business day prior to such mailing date. Following such mailing date, OceanFirst will use all reasonable efforts to make available as promptly as possible a form of election to any Partners stockholder who requests such form of election prior to the election deadline.

Any election will have been made properly only if the exchange agent receives a duly completed and signed election form (including duly executed transmittal materials included in the form of election) during the election period. In order for an election form to be duly delivered to the exchange agent during the election period, the election form must be accompanied by any old certificates representing all certificated shares to which such form of election relates or by an appropriate customary guarantee of delivery of such old certificates, as set forth in such form of election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States.

Partners and OceanFirst have agreed to cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the election deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the election deadline.

Subject to the terms of the merger agreement and the form of election, OceanFirst, in the exercise of its reasonable, good faith discretion, has the right to make all determinations, not inconsistent with the terms of the merger agreement, governing (i) the validity of the forms of election and compliance by any holder with the election procedures set forth herein, (ii) the method of issuance and delivery of new certificates representing the whole number of shares of OceanFirst common stock into which shares of Partners common stock are converted in the merger and (iii) the method of payment of cash for shares of Partners common stock converted into the right to receive the cash consideration and cash in lieu of fractional shares of OceanFirst common stock.

Letter of Transmittal

As promptly as practicable after the effective time, and in no event later than five (5) business days after the effective time, the exchange agent will mail to each holder of record of Partners common stock immediately prior to the effective time a letter of transmittal and instructions on how to surrender shares of Partners common stock in exchange for the merger consideration, including any applicable cash in lieu of fractional shares, the holder is entitled to receive under the merger agreement.

If a certificate for Partners common stock has been lost, stolen or destroyed, the exchange agent will issue the new certificates representing the stock portion of the merger consideration, including any applicable cash in lieu of fractional shares, upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by the exchange agent, the posting of a bond in an amount as exchange agent may require is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

Following completion of the first-step merger, there will be no further transfers on the stock transfer books of Partners of shares of Partners common stock that were issued and outstanding immediately prior to the effective time.

Withholding

OceanFirst and merger sub will be entitled to deduct and withhold, including by requesting that the exchange agent deduct and withhold, from the merger consideration, any cash in lieu of fractional shares of OceanFirst common stock, cash dividends or distributions payable or any other cash amount payable under the merger agreement to any person the amounts they are required to deduct and withhold under the Code or any provision of state, local or foreign tax law. Any amounts that are so withheld and paid over to the appropriate governmental authority will be treated for all purposes of the merger agreement as having been paid to the person from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to OceanFirst common stock with a record date after the effective time will be paid to the holder of any unsurrendered certificates of Partners common stock until the holder surrenders such certificate in accordance with the terms of the merger agreement. After the surrender of a certificate in accordance with the terms of the merger agreement, the record holder of such certificate will be entitled to receive any dividends or other distributions having a record date after the effective time, without any interest thereon, which previously became payable with respect to the shares of OceanFirst common stock issued as the stock portion of the merger consideration to the holder of the shares of Partners common stock represented by such certificate.

Representations and Warranties

The representations and warranties described below, and elsewhere in this proxy statement/prospectus, and included in the merger agreement, were made by OceanFirst, merger sub and Partners for the benefit of the other party, only for purposes of the merger agreement and as of specific dates. In addition, the representations and warranties may be subject to limitations, qualifications or exceptions agreed upon by the parties to the merger agreement, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between OceanFirst and Partners rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by OceanFirst or Partners. Therefore, you should not rely on the representations and warranties or any description thereof as characterizations of the actual state of facts or condition of OceanFirst, merger sub, Partners or any of their respective subsidiaries or affiliates without considering the foregoing. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115. OceanFirst and Partners will provide additional disclosure in their respective periodic reports to the extent they become aware of the existence of any material facts that are required to be disclosed in a periodic report under federal securities laws and that might otherwise contradict the representations and warranties in the merger agreement and will update such disclosure as required by the federal securities laws.

The merger agreement contains representations and warranties made by Partners relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•

authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the integrated mergers;

•	required governmental, regulatory and third-party consents, approvals and filings in connection with the integrated mergers;

•	reports to governmental entities;

•	financial statements, internal controls, books and records and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the integrated mergers;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee and employee benefits matters;

•	SEC reports;

•	compliance with applicable laws;

•	certain material contracts;

•	absence of agreements with governmental entities;

•	derivative instruments and transactions;

•	environmental matters;

•	investment securities and commodities;

•	real property;

•	intellectual property, cybersecurity and information technology systems;

•	related party transactions;

•	inapplicability of takeover statutes;

•

absence of action or circumstance that could reasonably be expected to prevent the integrated mergers from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

•	opinion from its financial advisor;

•	the accuracy of information supplied by or on behalf of Partners for inclusion in this proxy statement/prospectus and other similar documents;

•	loan matters;

•	insurance matters; and

•	absence of dissenters’ rights.

The merger agreement contains representations and warranties made by OceanFirst relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•

authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the integrated mergers;

•	required governmental, regulatory and third-party consents, approvals and filings in connection with the integrated mergers;

•	reports to governmental entities;

•	financial statements, internal controls, books and records, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the integrated mergers;

•	the absence of certain changes or events;

•	legal proceedings;

•	SEC reports;

•	compliance with applicable laws;

•	absence of agreements with governmental entities;

•

absence of action or circumstance that could reasonably be expected to prevent the integrated mergers from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the accuracy of information supplied by or on behalf of OceanFirst for inclusion in this proxy statement/prospectus and other similar documents;

•	information technology systems;

•	tax matters;

•	employee and employee benefits matters; and

•	derivative instruments and transactions.

Certain representations and warranties of OceanFirst and Partners are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Partners, OceanFirst or the combined company, means a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole; provided that for the purposes of such clause (i), a material adverse effect will not be deemed to include the impacts of (a) changes, after the date of the merger agreement, in U.S. generally accepted accounting principles (which we refer to as “GAAP”) or applicable regulatory accounting requirements, (b) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by governmental authorities, (c) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism or other disasters, epidemics or pandemics (including COVID-19), including the material worsening of such conditions threatened or existing as of the date of the merger agreement, or in economic or market conditions affecting the financial services industry generally, including changes in prevailing interest rates, and not specifically relating to such party or its subsidiaries or any COVID-19 measures, (d) public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement, including its effects on customers, vendors, suppliers and other third parties doing business with such party or its subsidiaries, or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement, or (e) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, in each case, but not including the underlying causes or contributing factors thereof to the extent such causes or contributing factors are not otherwise excluded by subclauses (a) through (d); except, with respect to subclauses (a), (b) or (c), to the extent that the impacts of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Effective Time

Partners has agreed that, prior to the effective time (or earlier termination of the merger agreement in accordance with its terms), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, employees, independent contractors and advantageous customer and other business relationships, and (c) take no action that would reasonably be expected to prevent or adversely affect or delay (x) the parties’ ability to obtain any necessary approvals of any governmental entity for the transactions contemplated by the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis or (y) performance by Partners or its subsidiaries of its and their covenants and agreements contemplated by the merger agreement.

Additionally, until the effective time or earlier termination of the merger agreement in accordance with its terms, subject to specified exceptions, the merger agreement provides that Partners will not, and will not permit any of its subsidiaries to, without the prior written consent of OceanFirst, which, consent cannot be unreasonably withheld, undertake the following actions:

•

other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Partners or any of its wholly-owned subsidiaries to Partners or any of its other subsidiaries or certain federal funds and Federal Home Loan Bank borrowings), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any of its capital stock;

•

make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except (i) regular quarterly cash dividends by Partners at a rate not in excess of $0.025 per share of Partners common stock, (ii) dividends paid by any wholly-owned subsidiary of Partners to Partners or any of its wholly-owned subsidiaries or (iii) the acceptance of shares of Partners common stock as payment for the exercise price of the Partners stock options or for the withholding taxes incurred in connection with the exercise of the Partners stock options or the vesting or settlement of Partners equity awards, in each case, in accordance with past practice and the terms of the applicable award agreement;

•

grant any stock options, stock appreciation rights, performance shares, restricted stock units, deferred stock units, shares of restricted stock or other equity or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•

issue, sell or otherwise permit to become outstanding (including by issuing any shares of Partners common stock that are held as “treasury shares” as of the date of the merger agreement) any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of November 4, 2021, in accordance with their terms;

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly-owned subsidiary of Partners, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business;

•

except for transactions in the ordinary course of business, make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary of Partners;

•	purchase any bank owned life insurance;

•

terminate, materially amend or waive any material provision of, certain material contracts or make any change in any instrument or agreement governing the terms of any of its securities, or any material lease or contract, other than normal renewals of contracts and leases in the ordinary course of business without material adverse changes of terms with respect to Partners, or enter into certain material contracts, subject to certain exceptions;

•

subject to certain exceptions, including as required under the terms of any Partners benefit plan existing as of the date of the merger agreement, in the ordinary course of business consistent with past practices and as set forth in the disclosure schedules of Partners, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), (ii) materially amend (whether in writing or orally) any Partners benefit plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for annual base salary or wage increases for employees (other than directors or executive officers) in the ordinary course of business, that do not exceed, with respect to any individual, three percent (3%) of such individual’s base salary or wage rate in effect as of the date of the merger agreement, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for bonuses to be awarded with respect to the Partners’ 2021 and 2022 fiscal years, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, except as required by the terms of the award in effect as of the date of the merger agreement, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000 or (x) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of Partners or any of its subsidiaries;

•

settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and in an amount not in excess of $100,000, and that would not impose any material restriction on the business of Partners or its subsidiaries or the combined corporation;

•

take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the integrated mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend the certificate of incorporation or bylaws of Partners or comparable governing or organizational document of any of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its subsidiaries;

•

materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

•

take any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the integrated mergers set forth in the merger agreement not being satisfied or in a violation of any provision of the merger agreement;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

•	enter into any new line of business;

•

make any loans or extensions of credit or grant additional credit to a current borrower, except in the ordinary course of business; provided that any individual unsecured loan or unsecured extension of credit or grant of additional unsecured credit, in each case, in excess of $100,000 that is not as of the date of the merger agreement approved and committed or any individual secured loan or secured extension of credit or grant of additional secured credit, in each case, in excess of $5,000,000 that is not as of the date of the merger agreement approved and committed will require the prior written approval of the Chief Credit Officer of OceanFirst or another officer of OceanFirst designated in writing by OceanFirst, which approval or rejection must be given in writing within two business days after the loan package is delivered by email or other written form of delivery to such individual or the applicable loan will be deemed approved;

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make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by law or requested by a governmental entity;

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subject to certain exceptions, make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $75,000 individually or $300,000 in the aggregate;

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make, change or revoke any tax election, adopt or change any tax accounting method, file any amended tax return, settle or compromise any tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material tax claim or assessment, grant any power of attorney with respect to material taxes, surrender any right to a claim of refund of material taxes, enter into any closing agreement with respect to any material tax or refund or amend any material tax return;

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make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries;

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materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets of Partners or any of its subsidiaries; or

•	agree to take, make any commitment to take or adopt any resolutions of the Partners board or similar governing body in support of any of the foregoing.

OceanFirst has agreed that, until the effective time or earlier termination of the merger agreement in accordance with its terms, subject to specified exceptions, OceanFirst may not, and may not permit any of its subsidiaries to, without the prior written consent of Partners, which, consent cannot be unreasonably withheld, undertake the following actions:

•	amend OceanFirst’s certificate of incorporation or bylaws in a manner that would adversely affect the economic benefits of the integrated mergers to the Partners stockholders;

•	adjust, split, combine or reclassify any of OceanFirst’s capital stock;

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take any action that is intended to result in any of OceanFirst’s representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the integrated mergers set forth in the merger agreement not being satisfied or in a violation of any provision of the merger agreement;

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take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the integrated mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

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make, declare or pay any extraordinary dividend on the capital stock of OceanFirst (except (A) dividends on shares of OceanFirst 7.0% series A non-cumulative, perpetual preferred stock (which we refer to as OceanFirst series A preferred stock), or (B) regular quarterly cash dividends at a rate not in excess of $0.17 per share of Partners common stock);

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take any action that is intended to, would or would be reasonably likely to prevent or materially delay the consummation of the transactions contemplated by the merger agreement, except, in every case, as may be required by applicable law; or

•	agree to take, make any commitment to take, or adopt any resolutions of OceanFirst’s board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

OceanFirst and Partners have agreed to use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement. However, in no event will OceanFirst or Partners be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to result in a materially burdensome regulatory condition. OceanFirst and Partners have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the mergers, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Benefit Matters

OceanFirst has agreed that, for the period commencing on the closing date and ending on the first anniversary of the closing date, OceanFirst will or will cause the surviving corporation to provide the employees of Partners and its subsidiaries who continue to be employed by OceanFirst or its subsidiaries (including the surviving corporation and its subsidiaries) immediately following the effective time (which we refer to as “continuing employees”), while employed by OceanFirst or its subsidiaries after the effective time, with base salaries and wages that are substantially comparable to the base salaries and wages provided to similarly situated employees of OceanFirst and its subsidiaries; cash-based incentive bonus opportunities that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities provided to similarly situated employees of OceanFirst and its subsidiaries; and employee benefits (excluding equity and equity based compensation and change in control payments) that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of OceanFirst and its subsidiaries, except that, with respect to each of the foregoing compensation elements, OceanFirst may satisfy this obligation by providing or causing the surviving corporation to provide such continuing employees with base salaries, wages, cash-based incentive bonus opportunities and employee benefits (excluding equity and equity based compensation and change in control payments) that, in each case, are substantially comparable in the aggregate to the base salaries, wages, cash-based incentive bonus opportunities and employee benefits (excluding equity and equity based compensation and change in control payments) provided by Partners or its subsidiaries to such continuing employees immediately prior to the effective time.

Partners will be permitted to make transaction bonus awards not to exceed $1,375,580 in the aggregate. The transaction bonuses will generally be payable one-half at closing and one-half on the first anniversary of closing, subject in each case to the grantee’s continued employment on the payment date, provided that payment will be accelerated upon a termination without “cause” or for “good reason” (definitions to be mutually agreed upon by Partners and OceanFirst prior to the closing date).

In addition, Partners will be permitted to make retention bonus awards not to exceed $450,000 in the aggregate, for the purpose of retaining certain employees through and, in some circumstances, after the closing date. The CEO and President of Partners and the CEO of OceanFirst will mutually agree on the recipients, the retention bonus amounts and the vesting/payment terms of each retention bonus. With respect to any employee benefit plans of OceanFirst or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (which we refer to as the “new plans”), OceanFirst will or will cause the surviving corporation to use commercially reasonable efforts to:

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waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Partners benefit plan;

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provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the effective time under a Partners benefit plan to the same extent that such credit was given under the analogous Partners benefit plan prior to the effective time in satisfying any applicable deductible or out-of-pocket requirements under any new plans; and

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recognize all service of such employees with Partners and its subsidiaries, for all purposes in any new plans to the same extent that such service was taken into account under the analogous Partners benefit plan prior to the effective time; provided that such service recognition will not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

Effective as of the date immediately preceding the closing date, Partners will terminate the Partners Bancorp 401(k) Plan and the Johnson Mortgage Company 401(k) Plan (unless both parties agree in writing at least ten days prior to the closing) in accordance with the terms of the merger agreement. As soon as practicable following the effective time, OceanFirst will permit or cause its subsidiaries to permit the continuing employees to roll over their account balances and outstanding loan balances, if any, under the Partners Bancorp 401(k) Plan into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by OceanFirst or its subsidiaries.

Additionally, OceanFirst has further agreed that, for the period commencing on the closing date and ending on the first anniversary of the closing date, OceanFirst will or will cause the surviving corporation to assume and honor under the vacation policies of Partners and its subsidiaries, the accrued but unused vacation time of employees of the surviving company or any of its subsidiaries who were employees of Partners or any of its subsidiaries immediately prior to the effective time.

OceanFirst has agreed that, for the period commencing on the closing date and ending on the first anniversary of the closing date, OceanFirst will or will cause the surviving corporation to provide to each continuing employee whose employment is terminated on or following the effective time with severance benefits equal to the severance benefits provided under OceanFirst’s or its subsidiary’s then-existing severance plan.

OceanFirst has agreed that, for the period commencing on the closing date and ending on the first anniversary of the closing date, OceanFirst will or will cause the surviving corporation to maintain the bank owned life insurance policies of Partners and its subsidiaries and the related split dollar life insurance plans for the continuing employees who are participating thereunder, in effect at the effective time.

Director and Officer Indemnification and Insurance

Under the terms of the merger agreement, OceanFirst has agreed to, following the effective time, indemnify and hold harmless, to the fullest extent permitted by law, all present and former directors, officers and employees of Partners and its subsidiaries against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer or employee of Partners or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, to the fullest extent such persons are entitled to be indemnified as of the date of the merger agreement by Partners pursuant to Partners’ articles of incorporation, Partners’ bylaws or the governing or organizational documents of any subsidiary of Partners applicable to such person. In addition, under the merger agreement, each of OceanFirst and the surviving corporation is also required to advance expenses to such persons to the fullest extent such persons are entitled to advancement of expenses by Partners as of the date of the merger agreement pursuant to Partners’ articles of incorporation, Partners’ bylaws or the governing or organizational documents of any subsidiary of Partners, as applicable, as of the date of the merger agreement; except that, if requested by OceanFirst, such person provides an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined in a final determination or by a court of competent jurisdiction that such person is not entitled to indemnification. Such indemnified person will be entitled to the reimbursement of reasonable legal expenses incurred in any successful claim to enforce its rights to indemnification and advancement.

The merger agreement requires the surviving corporation to maintain, for a period of six years after the effective time, Partners’ existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the effective time. However, OceanFirst is not required to spend annually, in the aggregate, in excess of 250% of the current annual premium paid as of the date of the merger agreement by Partners for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then OceanFirst will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Partners, in consultation with, but only upon the prior written consent of OceanFirst, may (and at the request of OceanFirst, Partners will use its reasonable best efforts to) obtain at or prior to the effective time a six-year prepaid “tail” policy under Partners’ existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Restructuring Efforts

If Partners fails to obtain the approval of the merger proposal by the requisite vote of the Partners stockholders at the special meeting or any adjournment or postponement thereof, then, unless the merger agreement has been terminated in accordance with its terms, each of Partners and OceanFirst is required in good faith to use its reasonable best efforts to negotiate a restructuring of the mergers (except that neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the Partners common stock as provided for in the merger agreement, in a manner adverse to such party or its stockholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured pursuant to the terms of the merger agreement) to the stockholders of Partners for approval.

Assumption of Partners Debt

Prior to the effective time, OceanFirst and Partners shall use commercially reasonable efforts enter into a supplemental indenture or other documents necessary or appropriate to provide for assumption of the Partners’ obligations with respect to the subordinated notes due 2028 and 2030.

Dividends

Pursuant to the terms of the merger agreement, prior to the effective time, Partners may declare and pay regular quarterly cash dividends at a rate not in excess of $0.025 per share consistent with past practice. Pursuant to the terms of the merger agreement, prior to the effective time, OceanFirst may declare and pay regular quarterly cash dividends at a rate not in excess of $0.17 per share consistent with past practice. Additionally, OceanFirst and Partners have agreed to coordinate with each other regarding the declaration of any dividends in respect of OceanFirst common stock or Partners common stock and the record dates and payment dates relating thereto, such that the holders of Partners common stock will not receive two dividends, or fail to receive one dividend, in respect of any quarter with respect to their shares of Partners common stock and any shares of OceanFirst common stock any such holder receives in exchange therefor in the first-step merger.

Cybersecurity

As promptly as reasonably practicable after the date of the merger agreement, Partners is required to engage a third party who is reasonably acceptable to OceanFirst (who we refer to as the “systems consultant”), and at OceanFirst’s sole cost and expense, to (i) conduct an examination and review of Partners’ computer, information technology and data processing systems for the purpose of identifying certain deficiencies, weaknesses or vulnerabilities and (ii) prepare a written report that assesses the matters described in clause (i) (which we refer to as the “systems report”). Partners is required to request that the systems consultant deliver the systems report simultaneously to Partners and OceanFirst as promptly as practicable after the date of the merger agreement (and is required to deliver the systems report to OceanFirst no later than January 15, 2022, or, if earlier, the closing date). Partners is required to cooperate with OceanFirst to remediate any weaknesses, deficiencies or vulnerabilities identified in the systems report prior to the closing date, and OceanFirst must reimburse Partners for any out-of-pocket incremental costs or expenses incurred as a result of such remediation. Partners and OceanFirst agree that the examination and review by the systems consultant, preparation of the systems report and any remediation shall be performed in a manner as to not impose an undue and material burden on the Partners’ business or operations.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of OceanFirst common stock to be issued in the first-step merger, access to information of Partners, the attendance by representatives of OceanFirst and OceanFirst Bank’s at Partners board meetings and certain committee meetings following the receipt of the requisite regulatory approvals, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement and communication and cooperation between Partners and OceanFirst to plan and prepare for the consolidation of the companies at the effective time.

Partners Stockholder Meeting and Recommendation of the Partners Board

Partners has agreed to hold a meeting of its stockholders for the purpose of voting upon approval of the merger agreement as soon as reasonably practicable after the registration statement, of which this proxy statement/prospectus forms a part, is declared effective. Partners has agreed to use its reasonable best efforts to obtain from its stockholders the vote required to approve the merger agreement, including by communicating to its stockholders its recommendation (and including such recommendation in this proxy statement/prospectus) that the Partners stockholders approve the merger agreement and the transactions contemplated thereby. Partners has further agreed to, except as provided below, not withhold, withdraw, qualify or modify its recommendation or take any action, or make any public statement, filing or release inconsistent with its recommendation, or submit the merger agreement to its stockholders for a vote without its recommendation.

If the Partners board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would reasonably be expected to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may (but will not be required to) modify, withdraw or change its recommendation or submit the merger agreement to its stockholders without the recommendation to approve the merger proposal (which we refer to as an “adverse recommendation change”) (although the resolutions approving the merger agreement as of the date of the merger agreement may not be rescinded or amended), and may communicate the basis of the adverse recommendation change to its stockholders to the extent required by law; except that the Partners board may not take any such actions unless (i) such action is taken in response to an acquisition proposal and such acquisition proposal (x) did not result from a breach by Partners of its obligations relating to the non-solicitation of acquisition proposals and (y) constitutes a “superior proposal” (as defined below); (ii) Partners gives OceanFirst at least three business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such acquisition proposal constitutes a superior proposal (including the latest material terms and conditions of, and the identity of the third-party making, the acquisition proposal, or any amendment or modification thereof)); (iii) during such three business day period, Partners has considered and negotiated (and has caused its representatives to consider and negotiate) with OceanFirst in good faith (to the extent OceanFirst desires to negotiate) regarding any adjustments or modifications to the terms and conditions of the merger agreement proposed by OceanFirst; and (iv) at the end of such notice period, the Partners board takes into account any amendment or modification to the merger agreement proposed by OceanFirst (it being understood that OceanFirst will not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of the merger agreement), and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that it would nevertheless reasonably be expected to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement and that such acquisition proposal constitutes a superior proposal. Any material amendment to any acquisition proposal will require a new determination and notice period.

Under the terms of the merger agreement, Partners has agreed to adjourn or postpone the Partners special meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Partners common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Partners has not received proxies representing a sufficient number of shares of Partners common stock necessary to obtain the requisite Partners stockholder approval for the merger proposal. However, if an acquisition proposal has been received by Partners, has been publicly disclosed, and Partners makes an adverse recommendation change that is permitted in accordance with the merger agreement, then Partners will not be required to adjourn or postpone the special meeting pursuant to the covenant described above more than two times following the receipt and public disclosure of such acquisition proposal.

Unless the merger agreement has been terminated in accordance with its terms, Partners has an unqualified obligation to convene the Partners special meeting and to submit the merger agreement to the Partners stockholders for the purpose of approving the Partners merger proposal.

Agreement Not to Solicit Other Offers

Partners has agreed that it will not, and will cause its subsidiaries and its and their officers, directors, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to any person (other than OceanFirst, OceanFirst Bank and their representatives in their capacity as such) concerning any acquisition proposal or (iv) have or participate in any discussions with any person (other than OceanFirst, OceanFirst Bank and their representatives in their capacity as such) relating to, any acquisition proposal except, to notify such person of the existence of these non-solicit provisions of the merger agreement. However, if Partners receives an unsolicited bona fide written acquisition proposal prior to the date of the Partners special meeting and such proposal did not result from a breach of Partners’ non-solicitation obligations under the merger agreement, Partners may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data to, and participate in discussions with such person with respect to such acquisition proposal but only to the extent that, prior to doing so, the Partners board concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that (A) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (B) failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable law, except that, prior to providing any such nonpublic information or data, or participating in discussions, in each case, Partners provides such information or data to OceanFirst and enters into a confidentiality agreement with such person on terms no less stringent to such person than the confidentiality agreement between OceanFirst and Partners, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Partners or its representatives.

Partners has also agreed to, and to cause its officers, directors, agents, advisors and representatives to, immediately cease and terminate any activities, discussions or negotiations conducted before the execution of the merger agreement with any person (other than OceanFirst, OceanFirst Bank and their representatives in their capacity as such) with respect to any acquisition proposal. In addition, Partners has agreed to use its reasonable best efforts, subject to applicable law, to (x) enforce any confidentiality, standstill or similar agreement relating to an acquisition proposal and (y) within five business days after the date of the merger agreement, request and confirm the return date or destruction of any confidential information provided to any person (other than OceanFirst, OceanFirst Bank and their representatives in their capacity as such). Partners has also agreed to promptly (and in any event within 24 hours) advise OceanFirst following receipt of any acquisition proposal or any inquiry that could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal and copies of any written acquisition proposal and written summaries of any material oral communications relating to an acquisition proposal), and to keep OceanFirst apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, any (i) acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Partners and its subsidiaries or 25% or more of any class of equity or voting securities of Partners or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Partners, (ii) tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person (other than OceanFirst or OceanFirst Bank) beneficially owning 25% or more of any class of equity or voting securities of Partners or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Partners, or (iii) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Partners or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Partners. For purposes of the merger agreement, a “superior proposal” means any unsolicited bona fide written offer or proposal made by a third party to consummate an acquisition proposal that the Partners board determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor): (1) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Partners common stock or all, or substantially all, of the assets of Partners; (2) would result in a transaction that (A) involves consideration to the holders of the shares of Partners common stock that, after accounting for payment of the termination fee that may be required under the merger agreement, is more favorable, from a financial point of view, than the consideration to be paid to the Partners stockholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated by the merger agreement, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to the Partners stockholders than the integrated mergers and the transactions contemplated by the merger agreement; and (3) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal.

Conditions to Complete the Integrated Mergers

OceanFirst’s and Partners’ respective obligations to complete the integrated mergers are subject to the satisfaction or, where legally permissible, waiver of the following customary closing conditions:

•	the approval of the merger agreement by the requisite vote of the Partners stockholders;

•	the authorization for listing on the Nasdaq, subject to official notice of issuance, of the shares of OceanFirst common stock to be issued pursuant to the merger agreement;

•	the receipt of requisite regulatory approvals or waivers, including from the FRB and the OCC and the expiration of all statutory waiting periods in respect thereof;

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the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the shares of OceanFirst common stock to be issued upon the consummation of the first-step merger, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn) suspending the effectiveness of the S-4 registration statement;

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(i) the absence of any order, injunction, or decree or other legal restraint or prohibition by any court or agency of competent jurisdiction preventing the completion of the integrated mergers or any of the other transactions contemplated by the merger agreement, (ii) no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the integrated mergers and (iii) no order or injunction is being sought by any governmental entity that would, if entered or enforced, prohibit the consummation of the transactions contemplated by the merger agreement;

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the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the date on which the first-step merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect); and

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receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, OceanFirst’s obligation to complete the integrated mergers is subject to the satisfaction or, where legally permissible, waiver of the following conditions:

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the absence of a materially burdensome regulatory condition and no governmental entity indicating in writing (or informing both OceanFirst and Partners) that it will impose any materially burdensome regulatory condition; and

In addition, Partners’ obligation to complete the integrated mergers is subject to the satisfaction or, where legally permissible, waiver of the following condition:

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the performance in all material respects by OceanFirst of all obligations required to be performed by it under the merger agreement at or prior to the closing (and the receipt by Partners of an officers’ certificate from the OceanFirst to such effect).

Neither Partners nor OceanFirst can be certain when, or if, the conditions to the integrated mergers will be satisfied or waived or that the integrated mergers will be completed.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the completion of the first-step merger under the following circumstances:

•	by mutual written consent, if the OceanFirst board and the Partners board so determine;

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by the OceanFirst board or the Partners board if any (i) governmental entity that must grant a requisite regulatory approval denies any requisite regulatory approval in connection with the mergers and such denial has become final and non-appealable, (ii) governmental entity of competent jurisdiction has issued a final and non-appealable order permanently enjoining, prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, or (iii) application for a requisite regulatory approval shall have been withdrawn at the request of the applicable governmental entity and is not permitted to be resubmitted for 120 days, unless, in any such case of clause (i), (ii) or (iii), the failure to obtain a requisite regulatory approval or the issuance of such order shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party;

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by the OceanFirst board or the Partners board if the closing has not occurred on or before the termination date, which is November 4, 2022, unless the failure of the closing to occur by such date is due to the failure of the terminating party to perform or observe its obligations under the merger agreement;

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by the OceanFirst board or the Partners board (except that the terminating party cannot then be in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if the other party breaches any of its obligations or any of its representations and warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement which breach or breaches (or failure or failures to be true), either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true) would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and such breach or failure is not or cannot be cured within 45 days following written notice to the non-terminating party, or such fewer days as remain prior to the termination date;

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by the OceanFirst board, prior to the time that the merger proposal is approved by the requisite vote of the Partners stockholders, if the Partners board (i) fails to recommend approval of the merger proposal or fails to include such recommendation in this proxy statement/prospectus or withdraws, modifies or qualifies such recommendation in a manner adverse to OceanFirst or resolves to do so or fails to reaffirm such recommendation within two business days after OceanFirst requests in writing that such action be taken, (ii) fails to recommend against acceptance of a publicly disclosed tender offer or exchange offer for outstanding Partners common stock (other than by OceanFirst or an affiliate of OceanFirst) within the ten business day period commencing on the date such tender offer or exchange offer is first publicly disclosed, (iii) recommends or endorses an acquisition proposal, or (iv) breaches certain obligations with respect to acquisition proposals or calling and holding a meeting of its stockholders and recommending that the Partners stockholders approve the merger agreement, in each case, in any material respect;

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by Partners, following the special meeting (including any adjournments or postponements thereof) if Partners (i) receives an acquisition proposal prior to such meeting, (ii) does not breach any of its obligations with respect to acquisition proposals or calling and holding a meeting of its stockholders and recommending that the Partners stockholders approve the merger agreement and (iii) fails to obtain the required vote of its stockholders at the special meeting; and

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by OceanFirst, if the required vote of the Partners stockholders at the special meeting shall not have been obtained at the special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (i) each of OceanFirst and Partners will remain liable for any liabilities or damages arising out of its fraud or any knowing, intentional and material breach of any of its representations, warranties, covenants and agreements set forth in the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of termination fees and expenses and the confidential treatment of information.

Termination Fee

In the event that, after the execution of the merger agreement and prior to the termination of the merger agreement, (i) an acquisition proposal (whether or not conditional) has been made known to senior management of Partners or the Partners board or has been made directly to the Partners stockholders generally or any person has publicly announced an acquisition proposal or the intention to make an acquisition proposal (whether or not conditional) with respect to Partners, (ii) thereafter, the merger agreement is terminated by (A) either OceanFirst or Partners, because the closing has not occurred prior to the termination date (and the requisite Partners stockholder approval has not been obtained as of such time), (B) OceanFirst, based on a willful or intentional breach of the merger agreement by Partners that would constitute the failure of a closing condition in favor of OceanFirst and that has not been cured during the permitted time period or by its nature cannot be cured during such period, (C) OceanFirst, if the required vote of the Partners stockholders at the special meeting shall not have been obtained at the special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken or (D) Partners, following the special meeting (including any adjournments or postponements thereof) if Partners fails to obtain the required vote of its stockholders at the special meeting and (iii) on or prior to the date that is 12 months after the date of such termination, Partners enters into a definitive agreement (regardless of whether a transaction is consummated) or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above in clause (i)), then Partners will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay OceanFirst, by wire transfer of same day funds, the $7,400,000 termination fee.

In the event that the merger agreement is terminated by OceanFirst based on the Partners board having (i) failed to recommend in this proxy statement/prospectus that the Partners stockholders approve the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to OceanFirst, or resolved to do so, or failed to reaffirm such recommendation within two business days after OceanFirst has requested in writing that such action be taken, or failed to recommend against acceptance of a publicly disclosed tender offer or exchange offer for outstanding Partners common stock (other than by OceanFirst or an affiliate of OceanFirst) within ten business days after the commencement of such tender or exchange offer, (ii) recommended or endorsed an acquisition proposal or (iii) breached certain obligations, including with respect to acquisition proposals or calling and holding a meeting of its stockholders and recommending that the Partners stockholders approve the merger agreement, in any material respect, then Partners will pay OceanFirst, by wire transfer of same day funds, a $7,400,000 termination fee on the date of termination.

If the merger agreement is terminated by Partners under circumstances where Partners (i) received an acquisition proposal prior to the special meeting, (ii) has not breached any of its obligations with respect to acquisition proposals or the calling and holding of a meeting of its stockholders and recommending that the Partners stockholders approve the merger agreement and (iii) has failed to obtain the required vote of its stockholders at such meeting, and if Partners made an adverse recommendation change prior to the date of termination, Partners will be required to pay OceanFirst, by wire transfer of same day funds, a $7,400,000 termination fee on the date of termination. In addition, if (x) Partners terminates the merger agreement based on clauses (i), (ii) and (iii) of preceding sentence, (y) Partners did not make an adverse recommendation change prior to termination and (z) on or prior to the date that is 12 months after the date of termination, Partners enters into a definitive agreement (regardless of whether a transaction is consummated) or consummates a transaction with respect to an acquisition proposal (regardless of whether it is the same or different acquisition proposal as that referenced in clause (i) of the preceding sentence), then Partners will be required to pay OceanFirst, by wire transfer of same day funds, a $7,400,000 termination fee on the earlier of the date Partners enters into such definitive agreement or the date of consummation of such transaction.

Expenses and Fees

Unless expressly provided otherwise in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the integrated mergers will be shared equally by OceanFirst and Partners.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the matters presented in connection with integrated mergers by the requisite vote of the Partners stockholders, except that after approval of the merger agreement by the Partners stockholders there may not be, without further approval of such stockholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the completion of the first-step merger, the parties may, to the extent legally permitted, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after approval of the merger agreement by the requisite vote of the Partners stockholders, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

Partners Voting and Support Agreements

Concurrently with the execution of the merger agreement, each of the directors and executive officers (in their capacity as stockholders) of Partners entered into separate support agreements with OceanFirst, pursuant to which, on the terms and subject to the conditions set forth in the applicable support agreement, each such stockholder has agreed to vote the shares of Partners common stock that he or she owned beneficially and of record, and had the sole right to dispose of and to vote, in favor of the approval of the merger agreement and related matters. In addition, each such stockholder agreed to vote such shares against any proposal made in competition with the merger agreement and to abide by certain restrictions with respect to the transfer of such shares. As of the record date, shares of Partners common stock subject to the voting and other obligations under the support agreements equaled in the aggregate approximately 8,013,145 of the outstanding shares of Partners common stock.

The foregoing description of the support agreements is subject to, and qualified in its entirety by reference to, the support agreement, a form of which is attached to this proxy statement/prospectus as Annex B and is incorporated by reference into this proxy statement/prospectus.

ACCOUNTING TREATMENT

The integrated mergers will be accounted for using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10, Business Combinations. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Partners as of the effective date of the integrated mergers will be recorded at their respective fair values and added to those of OceanFirst. If the purchase price exceeds the difference between the fair value of assets acquired and the fair value of the liabilities assumed, then such excess will be recorded as goodwill. Financial statements of OceanFirst issued after the completion of the integrated mergers will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Partners before the integrated mergers.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations generally applicable to a “U.S. holder” (as defined below) of Partners common stock with respect to the first-step merger. This discussion is based upon the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax, or Medicare contribution tax considerations.

The following discussion applies only to U.S. holders of Partners common stock that hold such shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, holders whose functional currency is not the U.S. dollar, holders that hold shares of Partners common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders that acquired Partners common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights or holders who actually or constructively own five percent or more of Partners common stock).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Partners common stock that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Partners common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Partners common stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the integrated mergers in light of their specific circumstances.

The obligation of each of OceanFirst and Partners to complete the integrated mergers is conditioned upon the receipt of an opinion of its counsel, dated the closing date of the integrated mergers, to the effect that the integrated mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Neither OceanFirst nor Partners currently intends to waive these respective opinion conditions. These opinions of counsel will be based on customary assumptions and representations, covenants, and undertakings of OceanFirst and Partners. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the integrated mergers could differ materially from those described in this proxy statement/prospectus.

An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court and there can be no assurance that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither OceanFirst nor Partners intends to obtain a ruling from the IRS with respect to the tax treatment of the integrated mergers. If the IRS were to successfully challenge the “reorganization” status of the integrated mergers, the tax consequences would be different from those set forth in this proxy statement/prospectus.

The following discussion assumes that the integrated mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The United States federal income tax considerations generally applicable to U.S. holders of Partners common stock with respect to the first-step merger will depend on whether the U.S. holder receives cash, shares of OceanFirst common stock or a combination thereof in exchange for such U.S. holder’s Partners common stock. At the time that a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, the U.S. holder will not know whether, and to what extent, the proration rules of the merger agreement may alter the mix of consideration to be received. As a result, the tax considerations applicable to U.S. holders will not be ascertainable with certainty until the precise amount of cash and shares of OceanFirst common stock that will be received by each U.S. holder in the integrated mergers has been determined.

Exchange of Shares of Partners Common Stock Solely for Shares of OceanFirst Common Stock. U.S. holders who exchange all of their shares of Partners common stock for OceanFirst common stock in the integrated mergers pursuant to the terms of the merger agreement will not recognize any gain or loss, except in respect of cash received in lieu of a fractional share. The U.S. holder’s aggregate adjusted tax basis in the shares of OceanFirst common stock received in the integrated mergers (including fractional shares deemed received and redeemed, as described below under “— Cash In Lieu of Fractional Shares”) will be equal to the U.S. holder’s aggregate adjusted tax basis in its shares of Partners common stock surrendered, and the holding period for the shares of OceanFirst common stock (including fractional shares deemed received and redeemed, as described below) will include the period during which the shares of Partners common stock were held.

Exchange of Shares of Partners Common Stock Solely for Cash. U.S. holders who exchange all of their shares of Partners common stock solely for cash in the integrated mergers pursuant to the terms of the merger agreement will generally recognize gain or loss equal to the difference between the amount of cash received and the aggregate tax basis in the shares of Partners common stock surrendered. Gain or loss must be calculated separately and the holding period must be determined separately for each identifiable block of shares surrendered in the exchange. Such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for a particular block of Partners common stock exceeds one year on the closing date of the integrated mergers. Although the law in this area is unclear, if a U.S. holder actually or constructively owns OceanFirst common stock immediately after the integrated mergers, it is possible that the U.S. federal income tax consequences to that U.S. holder may be similar to the U.S. federal income tax consequences described below under “— Potential Treatment of Cash as a Dividend,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that U.S. holder’s gain.

Exchange of Shares of Partners Common Stock for a Combination of Cash and Shares of OceanFirst Common Stock. U.S. holders that exchange all of their shares of Partners common stock for a combination of shares of OceanFirst common stock and cash (excluding any cash received in lieu of a fractional share of OceanFirst common stock) in the integrated mergers pursuant to the terms of the merger agreement will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the U.S. holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash consideration and the fair market value (as of the effective time of the integrated mergers) of the OceanFirst common stock received, as applicable, over the U.S. holder’s adjusted tax basis in its shares of Partners common stock surrendered) and (ii) the amount of cash consideration received pursuant to the integrated mergers. Any gain or loss realized must generally be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Except as discussed below under “Potential Treatment of Cash as a Dividend,” any recognized gain will be long-term capital gain if the U.S. holder’s holding period for its Partners common stock exceeds one year at the effective time of the integrated mergers.

A U.S. holder’s aggregate tax basis in OceanFirst common stock received (including fractional shares deemed received and redeemed, as described below under “— Cash In Lieu of Fractional Shares”) will equal the U.S. holder’s aggregate tax basis in the Partners common stock exchanged therefor, decreased by the amount of cash received (excluding any cash received in lieu of a fractional share of OceanFirst common stock) and increased by the amount of gain recognized, including any such gain treated as a dividend, as described below (but excluding gain attributable to the deemed receipt and redemption of fractional shares).

A U.S. holder’s holding period in OceanFirst common stock received will include the holding period for its shares of Partners common stock surrendered in exchange therefor. U.S. holders that hold shares of Partners common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of OceanFirst common stock received in the integrated mergers.

Potential Treatment of Cash as a Dividend. The receipt of cash by a U.S. holder may be treated for U.S. federal income tax purposes as having the effect of the distribution of a dividend, in which case any gain recognized on the integrated mergers will be treated not as capital gain as described above, but as a dividend to the extent of the U.S. holder’s ratable share of Partners’ accumulated “earnings and profits.” In general, the determination of whether such gain will be treated as having the effect of the distribution of a dividend depends upon whether and to what extent the exchange reduces the U.S. holder’s deemed percentage of stock ownership of OceanFirst. For purposes of this determination, a U.S. holder will generally be treated as if it first exchanged all of its shares of Partners common stock solely for OceanFirst common stock and then OceanFirst immediately redeemed a portion of the OceanFirst common stock in exchange for the cash the U.S. holder actually received, which redemption we refer to in this proxy statement/prospectus as the “deemed redemption.” Gain recognized by a U.S. holder pursuant to the deemed redemption will be treated as having the effect of the distribution of a dividend unless the deemed redemption is (i) “substantially disproportionate” with respect to the U.S. holder (and after the deemed redemption the U.S. holder actually or constructively owns less than 50% of the voting power of the outstanding OceanFirst common stock) or (ii) not “essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a U.S. holder if the percentage of the outstanding OceanFirst common stock that the U.S. holder actually and constructively owns immediately after the deemed redemption is less than 80% of the percentage of the outstanding OceanFirst common stock that the U.S. holder is deemed actually and constructively to have owned immediately before the deemed redemption. The deemed redemption will not be considered to be “essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. holder’s deemed percentage of stock ownership of OceanFirst. The IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have experienced a “meaningful reduction” if the stockholder has at least a relatively minor reduction in such stockholder’s percentage of stock ownership under the above analysis. In applying the above tests, the U.S. holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons in addition to the stock the U.S. holder actually owns or owned.

Cash In Lieu of Fractional Shares. A U.S. holder that receives cash in lieu of a fractional share of OceanFirst common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will generally be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in the shares of Partners common stock surrendered which is allocable to the fractional share. Such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for its Partners common stock exceeds one year at the effective time of the integrated mergers.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO YOU MAY BE COMPLEX AND WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON FACTORS THAT ARE NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSIDERATIONS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION.

DESCRIPTION OF CAPITAL STOCK OF OCEANFIRST

The following is a brief description of the terms of the capital stock of OceanFirst. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the DGCL, OceanFirst’s certificate of incorporation, as amended, and OceanFirst’s bylaws, and, where applicable, federal banking law. Copies of OceanFirst’s certificate of incorporation and amended and restated bylaws have been filed with the SEC and are also available upon request from OceanFirst. To find out where copies of these documents can be obtained, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

Authorized Capital Stock

OceanFirst’s authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

OceanFirst’s certificate of incorporation currently authorizes the issuance of up to 150,000,000 shares of common stock. As of January 13, 2022 the most recent practicable date before the printing of this proxy statement/prospectus, there were (i) 59,217,675 shares of OceanFirst common stock issued and outstanding, (ii) 2,360,335 shares of OceanFirst common stock held in treasury, (iii) no shares of OceanFirst common stock reserved for issuance in respect of awards of restricted OceanFirst common stock or upon the exercise of outstanding stock options to purchase shares of OceanFirst common stock granted under certain OceanFirst equity compensation plans and the equity compensation plans of acquired companies, (iv) 2,000,788 shares reserved for issuance upon the exercise of warrants assumed in connection with the acquisition of Colonial American Bank, (v) 57,370 shares of OceanFirst series A preferred stock issued and outstanding and (vi) no other shares of capital stock or equity or voting securities of OceanFirst issued, reserved for issuance or outstanding.

OceanFirst common stock is currently listed on the Nasdaq under the symbol “OCFC.”

Depository shares representing a fractional interest of OceanFirst series A preferred stock are currently listed on the Nasdaq under the symbol “OCFCP.”

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provisions

OceanFirst common stock does not have preemptive rights, redemption rights, conversion rights, or any sinking fund or redemption provisions.

Voting Rights

The holders of OceanFirst common stock have exclusive voting rights in OceanFirst. They elect the OceanFirst board and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the OceanFirst board. Generally, holders of common stock are entitled to one vote per share and do not have any right to cumulate votes in the election of directors. OceanFirst’s certificate of incorporation provides that stockholders who beneficially own in excess of 10% of the then-outstanding shares of OceanFirst common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. Certain matters require an 80% stockholder vote, which is calculated after giving effect to the provision in OceanFirst’s certificate of incorporation limiting voting rights as described above. OceanFirst stockholders are not permitted to act by written consent.

Liquidation Rights

In the event of OceanFirst’s liquidation, dissolution or winding up, holders of common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of OceanFirst available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution. In the event of any liquidation, dissolution or winding up of OceanFirst Bank, OceanFirst, as the holder of 100% of OceanFirst Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of OceanFirst Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of OceanFirst Bank available for distribution.

Dividend Rights

Holders of OceanFirst common stock are entitled to receive ratably such dividends as may be declared by the OceanFirst board out of legally available funds. The ability of the OceanFirst board to declare and pay dividends on OceanFirst common stock is subject to the terms of applicable Delaware law and banking regulations. If OceanFirst issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. For more information regarding OceanFirst’s ability to pay dividends, see the sections of this proxy statement/prospectus entitled “The Mergers — Dividend Policy” beginning on page 65 and “Where You Can Find More Information” beginning on page 115. OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon its receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board’s evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by the OceanFirst’s banking regulators.

Restrictions on Ownership

Banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the BHC Act and the Change in Bank Control Act. Among other things, these laws require regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. OceanFirst is a bank holding company and therefore the BHC Act would require any “bank holding company” (as defined in the BHC Act) to obtain prior approval of the FRB before acquiring more than 5% of OceanFirst common stock. Any person (other than a bank holding company) is required to provide prior notice to the FRB before acquiring 10% or more of OceanFirst common stock under the Change in Bank Control Act. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. Any person (other than an individual) who (a) owns, controls or has the power to vote 25% or more of any class of OceanFirst’s voting securities; (b) has the ability to elect or appoint a majority of the OceanFirst board; or (c) otherwise has the ability to exercise a “controlling influence” over OceanFirst, is subject to regulation as a bank holding company under the BHC Act.

Preferred Stock

OceanFirst’s certificate of incorporation authorizes the OceanFirst board, without further stockholder action, to issue up to 5,000,000 shares of preferred stock. OceanFirst’s certificate of incorporation further authorizes the

OceanFirst board, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of January 13, 2022, the most recent practicable date before the printing of this proxy statement/prospectus, there were 57,370 shares issued of OceanFirst series A preferred stock. Preferred stock may be issued with preferences and designations as the OceanFirst board may from time to time determine. The OceanFirst board may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting power of the holders of OceanFirst common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

OceanFirst Series A Preferred Stock

Ranking

Shares of the OceanFirst series A preferred stock rank, with respect to the payment of dividends and distributions upon liquidation, dissolution, or winding-up:

•	senior to common stock and to any class or series of capital stock OceanFirst may issue that is not expressly stated to be on parity with or senior to the OceanFirst series A preferred stock;

•

on parity with, or equally to, any class or series of capital stock expressly stated to be on parity with the OceanFirst series A preferred stock, including the OceanFirst series A preferred stock; and

•

junior to any class or series of capital stock expressly stated to be senior to the OceanFirst series A preferred stock (issued with the requisite consent of the holders of at least two-thirds of the outstanding OceanFirst series A preferred stock).

Dividends

Dividends on shares of the OceanFirst series A preferred stock are discretionary and will not be cumulative. Holders of the OceanFirst series A preferred stock will be entitled to receive, if, when, and as declared by the board of directors or a duly authorized committee of board of directors, out of legally available assets, non-cumulative cash dividends quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2020 (each such date being referred to herein as a “dividend payment date”) based on a liquidation preference of $1,000 per share (equivalent to $25 per depositary share).

If declared by board of directors or a duly authorized committee of board of directors, dividends will accrue from and including the original issue date to, but excluding, May 15, 2025 or the date of earlier redemption (which we refer to as the “fixed rate period”), at a rate of 7.00% per annum. If declared by board of directors or a duly authorized committee of board of directors, dividends will accrue from and including May 15, 2025 to, but excluding, the date of earlier redemption (which we refer to as the “floating rate period”), at a floating rate per annum equal to the benchmark rate (which is expected to be Three-Month Term SOFR) plus a spread of 684.5 basis points. Notwithstanding the foregoing, if the benchmark rate is less than zero, the benchmark rate shall be deemed to be zero.

Dividends on shares of the OceanFirst series A preferred stock are not cumulative. Accordingly, if board of directors or a duly authorized committee of board of directors does not declare a full dividend on the OceanFirst series A preferred stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and OceanFirst will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the OceanFirst series A preferred stock are declared for any future dividend period.

Priority of Dividends

The OceanFirst series A preferred stock will rank junior as to payment of dividends to any class or series of the preferred stock that OceanFirst may issue in the future that is expressly stated to be senior to the OceanFirst series A preferred stock. If at any time the OceanFirst does not pay, on the applicable dividend payment date, accrued dividends on any shares that rank in priority to the OceanFirst series A preferred stock with respect to dividends, OceanFirst may not pay any dividends on the OceanFirst series A preferred stock or repurchase, redeem, or otherwise acquire for consideration any shares of OceanFirst series A preferred stock until OceanFirst has paid, or set aside for payment, the full amount of the unpaid dividends on the shares that rank in priority with respect to dividends that must, under the terms of such shares, be paid before OceanFirst may pay dividends on, repurchase, redeem, or otherwise acquire for consideration, the OceanFirst series A preferred stock. As of the date hereof, there are no other shares of preferred stock issued and outstanding.

So long as any share of OceanFirst series A preferred stock remains outstanding, unless the full dividends for the most recently completed dividend period have been declared and paid, or set aside for payment, on all outstanding shares of OceanFirst series A preferred stock:

•

no dividend or distribution shall be declared, paid, or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) a dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan);

•

no junior stock shall be repurchased, redeemed, or otherwise acquired for consideration by OceanFirst, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of shares of junior stock for or into other shares of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions, or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities; and

•

no parity stock shall be repurchased, redeemed, or otherwise acquired for consideration by OceanFirst, directly or indirectly (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the OceanFirst series A preferred stock and any parity stock, (ii) as a result of a reclassification of any parity stock for or into other parity stock, (iii) the exchange or conversion of any parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities.

Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, on any dividend payment date upon the shares of the OceanFirst series A preferred stock and any shares of parity stock, all dividends declared upon the OceanFirst series A preferred stock and all such parity stock payable on such dividend payment date shall be declared pro rata in proportion to the respective amounts of undeclared and unpaid dividends on the OceanFirst series A preferred stock and all parity stock payable on such dividend payment date. To the extent a dividend period with respect to any parity stock coincides with more than one dividend period with respect to the OceanFirst series A preferred stock for purposes of the immediately preceding sentence, OceanFirst’s board of directors will treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the OceanFirst series A preferred stock, or shall treat such dividend period(s) with respect to any parity stock and dividend period(s) with respect to the OceanFirst series A preferred stock for purposes of the immediately preceding sentence in any other manner that it deems to be fair and equitable in order to achieve ratable payments on such dividend parity stock and the OceanFirst series A preferred stock. To the extent a dividend period with respect to the OceanFirst series A preferred stock coincides with more than one dividend period with respect to any parity stock, for purposes of the first sentence of this paragraph, the board of directors shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to such parity stock, or shall treat such dividend period(s) with respect to the OceanFirst series A preferred stock and dividend period(s) with respect to any parity stock for purposes of the first sentence of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on the OceanFirst series A preferred stock and such parity stock. For the purposes of this paragraph, the term “dividend period” as used with respect to any parity stock means such dividend periods as are provided for in the terms of such parity stock.

Subject to the foregoing, dividends (payable in cash, stock, or otherwise) may be declared and paid on junior stock, which includes common stock, from time to time out of any assets legally available for such payment, and the holders of OceanFirst series A preferred stock or parity stock shall not be entitled to participate in any such dividend.

Redemption

The OceanFirst series A preferred stock is perpetual and has no maturity date and is not subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of the OceanFirst series A preferred stock will not have any right to require the redemption or repurchase of their shares of OceanFirst series A preferred stock.

OceanFirst may, at its option, redeem the OceanFirst series A preferred stock (i) in whole or in part, from time to time, on May 15, 2025, or on any dividend payment date on or after May 15, 2025, or (ii) in whole but not in part at any time within 90 days following a “regulatory capital treatment event,” in each case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the OceanFirst series A preferred stock to, but excluding, the date fixed for redemption (the “redemption date”). Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable dividend record date will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date. Investors should not expect OceanFirst to redeem the OceanFirst series A preferred stock on or after the date it becomes redeemable at OceanFirst’s option.

If shares of the OceanFirst series A preferred stock are to be redeemed, the notice of redemption shall be given to the holders of record of the OceanFirst series A preferred stock to be redeemed, by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on OceanFirst’s stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the shares of OceanFirst series A preferred stock are held in book-entry form through The Depository Trust Company (which we refer to as “DTC”) may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

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the number of shares of the OceanFirst series A preferred stock to be redeemed and, if less than all of the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

•	the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date.

If notice of redemption of any shares of OceanFirst series A preferred stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of OceanFirst series A preferred stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of OceanFirst series A preferred stock, such shares of OceanFirst series A preferred stock shall no longer be deemed outstanding, and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In case of any redemption of only part of the shares of the OceanFirst series A preferred stock at the time outstanding, the shares to be redeemed shall be selected pro rata, by lot, or in such other manner as OceanFirst may determine to be equitable and permitted by DTC and the rules of any national securities exchange on which the OceanFirst series A preferred stock is listed.

Liquidation Rights

In the event that OceanFirst voluntarily or involuntarily liquidates, dissolves, or winds up its affairs, holders of the OceanFirst series A preferred stock are entitled to receive out of OceanFirst’s assets available for distribution to stockholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any shares of capital stock then outstanding ranking senior to or on parity with the OceanFirst series A preferred stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution, or winding-up of OceanFirst’s business and affairs, including the OceanFirst series A preferred stock, and before OceanFirst makes any distribution or payment out of its assets to the holders of common stock or any other class or series of capital stock ranking junior to the OceanFirst series A preferred stock with respect to distributions upon liquidation, dissolution, or winding-up, an amount per share equal to the liquidation preference of $1,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution (but without any amount in respect of dividends that have not been declared prior to the date of payment of the liquidating distribution). After payment of the full amount of the liquidating distribution described above, the holders of the OceanFirst series A preferred stock shall not be entitled to any further participation in any distribution of OceanFirst’s assets.

In any such distribution, if OceanFirst’s assets are not sufficient to pay the liquidation preference in full to all holders of OceanFirst series A preferred stock and all holders of any shares of capital stock ranking as to any such liquidating distribution on parity with the OceanFirst series A preferred stock, including the OceanFirst series A preferred stock, the amounts paid to the holders of OceanFirst series A preferred stock and to such other shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on OceanFirst’s assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the OceanFirst series A preferred stock and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). If the liquidation preference per share of OceanFirst series A preferred stock has been paid in full to all holders of OceanFirst series A preferred stock and the liquidation preference per share of any other capital stock ranking on parity with the OceanFirst series A preferred stock as to liquidation rights has been paid in full, the holders of common stock or any other capital stock ranking, as to liquidation rights, junior to the OceanFirst series A preferred stock will be entitled to receive all of the remaining assets according to their respective rights and preferences.

The OceanFirst series A preferred stock may be fully subordinate to interests held by the U.S. government in the event the Company’s enters into a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of OceanFirst’s assets or business, nor the consolidation or merger by OceanFirst with or into any other entity or by another entity with or into OceanFirst, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of its affairs.

Because the OceanFirst is a holding company, the rights of OceanFirst’s creditors and stockholders, including the holders of the OceanFirst series A preferred stock, to participate in any distribution of assets of any of OceanFirst’s subsidiaries upon that subsidiary’s liquidation, dissolution, reorganization or winding-up or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that OceanFirst is a creditor with recognized claims against the subsidiary.

Holders of the OceanFirst series A preferred stock are subordinate to all of OceanFirst’s indebtedness and to other non-equity claims on OceanFirst and its assets, including in the event that OceanFirst enters into a receivership, insolvency, liquidation or similar proceeding. In addition, holders of the OceanFirst series A preferred stock (and of depositary shares representing the OceanFirst series A preferred stock) may be fully subordinated to interests held by the U.S. government in the event that OceanFirst enters into a receivership, insolvency, liquidation or similar proceeding.

Voting Rights

Except as provided below and as determined by OceanFirst’s board of directors or a duly authorized committee of board of directors or as otherwise expressly required by law, the holders of the OceanFirst series A preferred stock will have no voting rights.

Whenever dividends on any shares of the OceanFirst series A preferred stock, or any parity stock upon which similar voting rights have been conferred (“special voting preferred stock”), shall have not been declared and paid in an aggregate amount equal to the amount of dividends payable on the OceanFirst series A preferred stock for the equivalent of six or more quarterly dividend periods, whether or not consecutive (which refer to as a “nonpayment”), the holders of the OceanFirst series A preferred stock, voting together as a class with holders of any special voting preferred stock then outstanding, will be entitled to vote (based on respective liquidation preferences) for the election of a total of two additional members of board of directors (which referred to as the “preferred directors”); provided that board of directors shall at no time include more than two preferred directors; provided, further, that the election of any such preferred directors may not cause OceanFirst to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which OceanFirst’s securities may be listed). In that event, the number of directors on board of directors shall automatically increase by two and, at the request of any holder of OceanFirst series A preferred stock, a special meeting of the holders of OceanFirst series A preferred stock and such special voting preferred stock, including the OceanFirst series A preferred stock, for which dividends have not been paid shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) on the OceanFirst series A preferred stock and such special voting preferred stock for four dividend periods following the nonpayment.

If and when full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) for at least four dividend periods following a nonpayment on the Series A Preferred

Stock and such special voting preferred stock, the holders of the OceanFirst series A preferred stock and such special voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment) and the term of office of each preferred director so elected shall terminate and the number of directors on OceanFirst’s board of directors shall automatically decrease by two.

Any preferred director may be removed at any time without cause by the holders of a majority of the outstanding shares of the OceanFirst series A preferred stock and such special voting preferred stock, voting together as a class, when they have the voting rights described above. So long as a nonpayment shall continue, any vacancy in the office of a preferred director (other than prior to the initial election of the preferred directors) may be filled by the written consent of the preferred director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of OceanFirst series A preferred stock and such special voting preferred stock, voting together as a class, to serve until the next annual meeting of stockholders; provided that the filling of any such vacancy may not cause OceanFirst to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which OceanFirst’s securities may be listed). The preferred directors shall each be entitled to one vote per director on any matter on which OceanFirst’s directors are entitled to vote.

Under regulations adopted by the Federal Reserve, if the holders of one or more series of preferred stock are or become entitled to vote for the election of directors, such series entitled to vote for the same director(s) will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over OceanFirst, will be subject to regulation as a bank holding company under the BHC Act. In addition, if the series is/are deemed to be a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series. While OceanFirst does not believe the shares of OceanFirst series A preferred stock are considered “voting securities” currently, holders of such stock should consult their own counsel with regard to regulatory implications. A holder or group of holders may also be deemed to control OceanFirst if they own one-third or more of OceanFirst’s total equity.

So long as any shares of OceanFirst series A preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or OceanFirst’s certificate of incorporation, as amended, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of OceanFirst series A preferred stock entitled to vote thereon, voting separately as a single class, shall be required to:

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authorize, create, issue, or increase the authorized amount of any class or series of OceanFirst’s capital stock ranking senior to the OceanFirst series A preferred stock with respect to payment of dividends or as to distributions upon OceanFirst’s liquidation, dissolution, or winding-up, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of OceanFirst’s capital stock;

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amend, alter, or repeal the provisions of certificate of incorporation, as amended, including the certificate of designation, whether by merger, consolidation, or otherwise, so as to materially and adversely affect the special powers, preferences, privileges, or rights of the OceanFirst series A preferred stock, taken as a whole; or

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consummate a binding share exchange or reclassification involving the OceanFirst series A preferred stock, or complete the sale, conveyance, exchange, or transfer of all or substantially all of OceanFirst’s assets or business or consolidate with or merge into any other corporation, unless, in each case, the shares of the OceanFirst series A preferred stock (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have powers, preferences, privileges, and rights that are not materially less favorable to the holders thereof than the powers, preferences, privileges, and rights of the OceanFirst series A preferred stock, taken as a whole.

When determining the application of the voting rights described in this section, the authorization, creation, and issuance, or an increase in the authorized or issued amount, of junior stock or any class or series of capital stock that by its terms expressly provides that it ranks on parity with the OceanFirst series A preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon OceanFirst’s liquidation, dissolution, or winding-up, or any securities convertible into or exchangeable or exercisable for junior stock or any class or series of capital stock, shall not be deemed to materially and adversely affect the special powers, preferences, privileges, or rights, and shall not require the affirmative vote or consent of, the holders of any outstanding shares of OceanFirst series A preferred stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of OceanFirst series A preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by OceanFirst for the benefit of the holders of the OceanFirst series A preferred stock to effect such redemption.

Depositary Shares

General

Each depositary share represents a 1/40th interest in a share of the OceanFirst series A preferred stock and will be evidenced by depositary receipts. Subject to the terms of the deposit agreement, the depositary shares will be entitled to all of the powers, preferences, and special rights of the OceanFirst series A preferred stock, as applicable, in proportion to the applicable fraction of a share of OceanFirst series A preferred stock those depositary shares represent. As of December 31, 2020, there were 2,294,811 depositary shares issued.

Dividends and Other Distributions

Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on each share of OceanFirst series A preferred stock.

The depositary will distribute all dividends and other cash distributions received on the OceanFirst series A preferred stock to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder. If OceanFirst makes a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depositary may, with OceanFirst’s approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the depositary will round that amount up to the next highest whole cent and will request that OceanFirst pay the resulting additional amount to the depositary for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the depositary will disregard that fractional amount and it will be added to and be treated as part of the next succeeding distribution.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the OceanFirst series A preferred stock.

The amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying OceanFirst series A preferred stock will be reduced by any amounts required to be withheld by OceanFirst or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of the OceanFirst series A preferred stock, until such taxes or other governmental charges are paid.

Liquidation Preference

In the event of liquidation, dissolution, or winding-up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying OceanFirst series A preferred stock represented by the depositary shares.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of OceanFirst’s assets or business, nor the consolidation or merger by OceanFirst with or into any other entity or by another entity with or into the OceanFirst, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of OceanFirst’s affairs

Redemption of Depositary Shares

If OceanFirst redeems the OceanFirst series A preferred stock, in whole or in part, depositary shares also will be redeemed with the proceeds received by the depositary from the redemption of the OceanFirst series A preferred stock held by the depositary. The redemption price per depositary share will be 1/40th of the redemption price per share payable with respect to the OceanFirst series A preferred stock (or $25 per depositary share), plus 1/40th of the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the OceanFirst series A preferred stock to, but excluding, the redemption date.

If OceanFirst redeems shares of the OceanFirst series A preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing those shares of the OceanFirst series A preferred stock so redeemed. If OceanFirst redeems less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot or in such other manner as OceanFirst may determine to be fair and equitable. The depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 days and not more than 60 days prior to the date fixed for redemption of the OceanFirst series A preferred stock and the related depositary shares.

Voting

Because each depositary share represents a 1/40th ownership interest in a share of OceanFirst series A preferred stock, holders of depositary receipts will be entitled to vote 1/40th of a vote per depositary share under those limited circumstances in which holders of the OceanFirst series A preferred stock are entitled to vote.

When the depositary receives notice of any meeting at which the holders of the OceanFirst series A preferred stock are entitled to vote, the depositary will, if requested in writing and provided with all necessary information, provide the information contained in the notice to the record holders of the depositary shares relating to the OceanFirst series A preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the OceanFirst series A preferred stock, may instruct the depositary to vote the amount of the OceanFirst series A preferred stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote or cause to be voted the amount of the OceanFirst series A preferred stock represented by depositary shares in accordance with the instructions it receives. OceanFirst will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the OceanFirst series A preferred stock, it will abstain from voting with respect to such shares (but may, at its discretion, appear at the meeting with respect to such shares unless directed to the contrary).

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the first-step merger is completed, Partners stockholders will have the option to elect to receive shares of OceanFirst common stock in the first-step merger in exchange for their shares of Partners common stock. OceanFirst is organized under the laws of the State of Delaware, and Partners is organized under the laws of the State of Maryland. As a result of the first-step merger, Partners stockholders who receive the stock consideration (either because they elect to receive the stock consideration or because of the allocation and proration provisions of the merger agreement) will become OceanFirst stockholders, to the extent they do not already separately own shares of OceanFirst common stock. Thus, following the integrated mergers, the rights of Partners stockholders who become OceanFirst stockholders as a result of the integrated mergers will be governed by the corporate law of the State of Delaware and will also then be governed by OceanFirst’s certificate of incorporation and OceanFirst’s bylaws. OceanFirst’s certificate of incorporation and bylaws will be unaltered by the mergers.

The following is a summary of the material differences between the current rights of (1) Partners stockholders under the MGCL, Partners’ articles of incorporation and Partners’ bylaws and (2) OceanFirst stockholders under the DGCL, OceanFirst’s certificate of incorporation and OceanFirst’s bylaws. OceanFirst and Partners believe that this summary describes the material differences between the rights of OceanFirst stockholders as of the date of this proxy statement/prospectus and the rights of Partners stockholders as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of OceanFirst’s and Partners’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 115.

OCEANFIRST	PARTNERS
AUTHORIZED CAPITAL STOCK

OceanFirst’s certificate of incorporation authorizes it to issue up to (i) 150,000,000 shares of common stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. As of the most recent practicable date prior to the mailing of this proxy statement/prospectus, there were (x) 59,217,675 shares of OceanFirst common stock issued and outstanding and (y) 57,370 shares of OceanFirst Series A preferred stock outstanding.	Partners’ articles of incorporation authorizes it to issue up to (i) 39,990,549 shares of common stock, par value $0.01 per share, (ii) 9,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and (iii) 451 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B. As of the record date, there were (x) 17,940,190 shares of Partners common stock issued and outstanding, (y) 0 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued and outstanding and (z) 0 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B issued and outstanding.

OceanFirst’s certificate of incorporation provides further that the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of a majority of OceanFirst common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.	Partners’ articles of incorporation authorizes the board of directors to classify or reclassify any unissued shares of capital stock into a class or classes of preferred stock, preference stock, special stock or other stock and that shares and to divide and classify shares of any class into one or more series of such class.

VOTING

Generally, each holder of OceanFirst common stock is entitled to one vote for each share of OceanFirst	Partners’ bylaws provide that each outstanding share of stock, regardless of class, is entitled to one vote on

OCEANFIRST	PARTNERS
common stock held by such stockholder. However, OceanFirst’s certificate of incorporation provides that stockholders who beneficially own more than 10% of the then-outstanding shares of OceanFirst common stock are not entitled to any vote with respect to shares held in excess of that 10% (which we refer to as the “10% voting restriction”). Further, OceanFirst stockholders do not have any right to cumulate votes in the election of directors.	each matter submitted to a vote at a meeting of stockholders.

In the case of a merger or consolidation, Section 251(c) of the DGCL requires that a majority of the outstanding stock entitled to vote approve of the merger or consolidation. However, under Section 251(f) of the DGCL, no approval by the stockholders of the surviving corporation in a merger is required if: (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of the surviving corporation’s stock outstanding prior to the merger remains outstanding in identical form after the merger; and (iii) either no shares of common stock of the surviving corporation are to be issued in the merger or, if common stock will be issued, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.	In the case of a merger or consolidation, Section 3-105(e) of the MGCL requires that at least two-thirds of the outstanding stock entitled to vote approve of the merger or consolidation.

SIZE OF THE BOARD OF DIRECTORS

OceanFirst’s bylaws provide that the number of directors of OceanFirst will be the number of directors as designated by the OceanFirst board from time to time, except, in the absence of such designation, the number will be nine.	Partners’ bylaws provide that generally, the number of directors of the Partners board will be no less than 3 and no greater than 15.

Under OceanFirst’s bylaws, the directors hold office until the next annual meeting and until his or her successor is elected and qualified.	Partners’ directors are divided into three classes, each with a three-year term.

There are currently 14 directors on the OceanFirst board.	There are currently 11 directors on the Partners board.

DIRECTOR QUALIFICATIONS

Under OceanFirst’s bylaws, no person will be eligible for election or appointment to the OceanFirst board if such person (i) has, within the previous 10 years, been the subject of a supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. § 1818(u), or any successor provision; (ii) has been convicted of a crime involving dishonesty or breach of trust that is	Partners’ bylaws provide that each director must be the registered owner of at least 100 shares of common stock of Partners and that a director must retire on December 31 of the calendar year in which he or she becomes 75.

OCEANFIRST	PARTNERS
punishable by imprisonment for a term exceeding one year under state or federal law; or (iii) is currently charged in any information, indictment, or other complaint with the commission of or participation in such crime.

OceanFirst’s bylaws provide further that no person may serve on OceanFirst’s board and at the same time be a director or officer of another co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company or banking association or any affiliate thereof.

OceanFirst’s bylaws provide further that any person who is the representative or agent or acting in concert with a person who is ineligible for election to OceanFirst’s board will also be ineligible for election or appointment to the OceanFirst board.

REMOVAL OF DIRECTORS

Directors of OceanFirst may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of OceanFirst entitled to vote generally in the election of directors.	Partners’ bylaws provide that stockholders may remove any director, only with cause, by the affirmative vote of at least 80% of all votes entitled to be cast for the election of directors.

Partners’ stockholders may elect a successor to fill a vacancy from the removal of a director. A successor to fill a vacancy from the removal of a director may be elected by either (i) Partners’ stockholders or (ii) a majority of the remaining directors.

SPECIAL MEETINGS OF STOCKHOLDERS

Under OceanFirst’s bylaws, subject to the rights of the holders of any class or series of preferred stock of OceanFirst, special meetings of OceanFirst stockholders may be called only by the OceanFirst board pursuant to a resolution adopted by a majority of the total number of directors that OceanFirst would have if there were no vacancies on the OceanFirst board.	Partners’ bylaws provide that special meetings of the stockholders may be called at any time by either by (i) the Chairman of the board of directors, the President or the majority of the board of directors or (ii) written request by stockholders entitled to cast at least 25% of all the votes entitled to be cast at such meeting.

OceanFirst’s bylaws provide that at any special meeting of the stockholders, only such business may be conducted as has been brought before the meeting by or at the direction of the board of directors.

The DGCL does not grant stockholders the statutory right to call a special meeting.

OCEANFIRST	PARTNERS

QUORUM

OceanFirst’s bylaws provide that at any meeting of OceanFirst’s stockholders, subject to the 10% voting restriction, the holders of a majority of all shares of the stock entitled to vote at the meeting, present in person or by proxy, constitute a quorum for all purposes except to the extent a larger number is required by law.	Under Partners’ bylaws and the MGCL, the presence (in person or by proxy) of stockholders entitled to cast a majority of all the votes entitled to be cast constitutes a quorum.

If a quorum is not present at any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time. If notice of any adjourned special meeting of OceanFirst stockholders is sent to all stockholders entitled to vote at such meeting and states that the meeting will be held with those present, in person or by proxy, constituting a quorum, then those present, in person or by proxy, at such adjourned meeting will constitute a quorum, and all matters will be determined by a majority of the votes cast at such meeting.	In the absence of a quorum, the stockholders present in present or by proxy, by majority vote and without notice other than by announcement, may adjourn the meeting from time to time until a quorum shall attend.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Under OceanFirst’s bylaws, subject to the rights of the holders of any class or series of preferred stock of OceanFirst, any action required or permitted to be taken by the stockholders of OceanFirst must be effected at an annual or special meeting of the stockholders of OceanFirst and may not be effected by any consent in writing by such stockholders.	Under the MGCL, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is (i) given in writing or by electronic transmission by each stockholder entitled to vote on the matter; and (ii) filed in paper or electronic form with the records of stockholders meetings.

NOTICE OF STOCKHOLDER MEETINGS

OceanFirst’s bylaws provide that written notice of the place, date and time of all meetings of the stockholders must be given, not less than 10 and no more than 60 days before the date on which the meeting is to be held to each stockholder entitled to vote at such meeting.	Partners’ bylaws provide that written notice of the place, date and time of all meetings of the stockholders must be given, not less than 10 and no more than 90 days before the date on which the meeting is to be held to each stockholder entitled to vote at such meeting.

Under OceanFirst’s bylaws, when a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken, except that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given not less than 10 and not more than 60 days before the	Under Partners’ bylaws, when a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken, except that if the date of any adjourned meeting is more than 120 days after the date for which the meeting was originally noticed. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

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meeting date. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Under Section 211 of the DGCL, an annual meeting for the election of directors must be held at a date and time designated by and in the manner provided by the bylaws. The OceanFirst bylaws require the OceanFirst board of directors to fix a date within 13 months of the date of incorporation.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

OceanFirst’s bylaws provide that, for business proposals or nominations for the election of directors to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary. To be timely, a stockholder’s notice must be delivered or mailed to and received at the principal executive offices of OceanFirst not less than 90 days prior to the date of the annual meeting except that in the event that less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, to be timely, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made.	Partners’ bylaws provide that any business may be considered at an annual meeting without the purpose of the meeting having been specified in the notice.

Under OceanFirst’s bylaws, for each business matter a stockholder proposes to bring before the annual meeting, that stockholder’s notice to the secretary must set forth: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on OceanFirst’s books, of the stockholder proposing such business, (iii) the class and number of shares of OceanFirst’s capital stock that are beneficially owned by such stockholder and (iv) any material interest of such stockholder in such business.

Under OceanFirst’s bylaws, for stockholder nominations for the election of directors, a stockholder’s notice must set forth: (i) for each director nomination, all information relating to that person that would indicate such person’s qualification under the bylaws, including an affidavit that such person would not be disqualified under the bylaws, and information that is required to be disclosed in proxy solicitations for the election of directors, or is otherwise required pursuant to Regulation 14A under the Exchange Act, and (ii) as to the stockholder giving notice, (x) the

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stockholder’s name and address, as they appear on the OceanFirst’s books, and (y) the class and number of shares of OceanFirst’s capital stock that such stockholder beneficially owns. No person nominated by a stockholder is eligible for election as an OceanFirst director unless nominated in accordance with these provisions.

Under OceanFirst’s bylaws, stockholders may not make proposals at a special meeting of OceanFirst stockholders as only OceanFirst directors are allowed to bring a proposal before a special meeting.	Under Partners’ bylaws, stockholders’ requests for a special meeting requires that the stockholder state the purpose of and the matters proposed to be acted upon at such meeting. However, unless the special meeting is requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, Partners is not obliged to call a special meeting to consider any matter which is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding 12 months.

Alternatively, OceanFirst is subject to regulation under Rule 14a-8 adopted under the Exchange Act, which provides that certain qualifying stockholders may seek to include a proposal in OceanFirst’s proxy statement and have the company solicit proxies with respect to such proposal that would be presented at a special or annual meeting. Under Rule 14a-8 a company must include a stockholder proposal in its proxy materials unless the proponent fails to comply with the rule’s eligibility and procedural requirements or the proposal falls within certain substantive bases for exclusion.	Alternatively, Partners is subject to regulation under Rule 14a-8 adopted under the Exchange Act, which provides that certain qualifying stockholders may seek to include a proposal in Partners’ proxy statement and have the company solicit proxies with respect to such proposal that would be presented at a special or annual meeting. Under Rule 14a-8 a company must include a stockholder proposal in its proxy materials unless the proponent fails to comply with the rule’s eligibility and procedural requirements or the proposal falls within certain substantive bases for exclusion.

DISSENTERS’ RIGHTS

Section 262 of the DGCL permits stockholders to dissent from a merger, consolidation or a sale of all or substantially all the assets of the corporation and obtain payment of the fair value of their shares, if they follow certain statutorily defined procedures. However, appraisal rights do not apply if the corporation’s stock is either (i) listed on a national securities exchange or held of record by more than 2,000 holders or (ii) being exchanged for shares of a surviving corporation, which shares are listed on a national securities exchange or held of record by more than 2,000 holders. The DGCL further provides that no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for the approval of the stockholders of the surviving corporation as provided under Section 251(f) of the DGCL.	Under the MGCL, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the surviving corporation if (i) the corporation consolidates or merges with another corporation; (ii) the stockholder’s stock is to be acquired in a share exchange; (iii) the corporation transfers its assets in a manner requiring stockholder approval; (iv) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation; or (v) the transaction is subject to the business combination with interested stockholder provisions of the MGCL, or is exempt from such voting requirements in certain circumstances.

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However, no appraisal rights are available to holders of shares of any class of stock if, among other things, (i) the stock is listed on a national securities exchange; (ii) the stock is that of the successor in a share exchange, unless: (a) the share exchange alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or (b) the stock is to be changed or converted in whole or in part in the share exchange into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; (iii) the stock is generally not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction; (iv) the charter provides that the holders of the stock are not entitled to exercise appraisal rights; or (v) the stock is that of an open-end investment company.

DIVIDENDS

Under Section 170 of the DGCL and the OceanFirst bylaws, the OceanFirst board may declare and pay dividends upon shares of its capital stock either (i) out of its surplus or (ii) in the case that there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.	Under Section 2-311 of the MGCL and Partners’ bylaws, Partners may pay dividends or make other distributions from: (i) the net earnings for the fiscal year in which the distribution is made; (ii) the net earnings from the preceding fiscal year; or (iii) the sum of the net earnings for the preceding eight quarters. Partners may not pay dividends or make other distribution if it would be unable to pay its debts as they come due, or its assets would be less than the sum of its liabilities plus the amount necessary to satisfy the preferential rights upon dissolution of any class of shares senior to the common stock.

ANTI-TAKEOVER PROVISIONS AND RESTRICTIONS ON BUSINESS COMBINATIONS

OceanFirst has not opted out of the requirements of Section 203 of the DGCL prohibiting OceanFirst from engaging in a business combination with an interested stockholder (defined as a person or group of affiliates owning at least 15% of the voting power of OceanFirst) for a period of three years after that interested stockholder became an interested stockholder unless (i) before that person became an interested stockholder, the OceanFirst board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming	Partners has not opted out of the anti-takeover provisions of the MGCL. Section 3-602 of the MGCL prohibits Partners from engaging in a business combination with an interested stockholder (defined as a person or an affiliate of such person that is the beneficial owner of 10% of more of the voting power of the outstanding voting stock of the corporation) for a period of 5 years following the most recent date on which such interested stockholder became an interested stockholder unless (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation (including two-thirds of the votes entitled to be cast by holders of voting stock

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an interested stockholder, the interested stockholder owned at least 85% of the voting stock of OceanFirst outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to the time the stockholder became an interested stockholder the business combination is approved by the OceanFirst board and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of OceanFirst stockholders.

In addition, OceanFirst’s certificate of incorporation provides that a business combination with an interested stockholder requires the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of voting stock of OceanFirst subject to the 10% voting restriction. The super-majority vote is not required for a business combination with an interested stockholder that is approved by a majority of disinterested directors or meets certain consideration value requirements. An interested stockholder is defined as (i) any person who beneficially owns 10% or more of the voting power of OceanFirst’s voting stock; (ii) an affiliate or associate of OceanFirst who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of OceanFirst; or (iii) an assignee of shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder.

other than voting stock held by such interested stockholder and its affiliates and associates) approves the business combination, (ii) such business combination was approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder became an interested stockholder or (iii) the consideration offered in the business combination meets certain valuation thresholds.

Furthermore, the MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. If voting rights are not approved, then the control shares are subject to redemption by the corporation. “Control shares” are outstanding voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy) greater than 10%.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

OceanFirst’s certificate of incorporation provides that OceanFirst’s directors are not liable to OceanFirst or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, which concerns unlawful payment of a dividend or unlawful stock	The MGCL permits a Maryland corporation to limit the liability of directors and executive officers to Partners for monetary damages except for certain excluded liabilities. Partners’ articles do not have such a provision.

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purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit.

OceanFirst’s certificate of incorporation does not provide limitation of personal liability for officers.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

OceanFirst’s certificate of incorporation provides that OceanFirst will indemnify and hold harmless to the fullest extent permitted by the DGCL any person who was or is a party or is threatened to be made a party to any legal proceeding by reason of the fact that such person is or was (i) a director or officer of OceanFirst or (ii) serving at the request of OceanFirst as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, except that OceanFirst will not indemnify or agree to indemnify any of the foregoing persons against liability or expenses if he or she has not met the applicable standard for indemnification set forth in the DGCL.

OceanFirst’s certificate of incorporation further provides that OceanFirst may maintain insurance to protect itself and any director, officer, employee or agent of OceanFirst, any subsidiary or affiliate of OceanFirst or another corporation partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not OceanFirst would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Partners’ articles of incorporation provides that Partners shall indemnify its (i) directors to the full extent provided by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures provided by such laws; (ii) officers to the same extent it shall indemnify its directors; and (iii) officers who are not directors to such further extent as shall be authorized by Partners’ board and be consistent with law. However, the foregoing does not limit the authority of Partners to indemnify other employees and agents consistent with law.

INSPECTION OF BOOKS AND RECORDS

Under Sections 219 and 220 of the DGCL, any stockholder of a Delaware corporation may examine the list of stockholders and any stockholder making a written demand may inspect any other corporate books and records for any purpose reasonably related to the stockholder’s interest as a stockholder.

Under Section 2-512 of the MGCL, any stockholder, or holder of a voting trust certificate, of a Maryland corporation making a written demand may inspect the bylaws, minutes of stockholder’s proceedings, annual statements of affairs, or voting trust agreements.

Under Section 2-513 of the MGCL, one or more persons that collectively hold at least 5% of outstanding shares of a class or series of stock for at least six months may make a written request to: (i) inspect and copy, in person or through an agent, the corporation’s books of account and its stock ledger; and (ii) obtain within 20 days after the request, a statement of the corporation’s affairs verified under oath by the president, treasurer, a vice president, or assistant treasurer; or a list of the corporation’s stockholders verified under oath by an officer, the stock transfer agent, or the registrar, if the

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corporation does not maintain the original or a duplicate stock ledger at its principal office.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

OceanFirst may amend or repeal any provision in the OceanFirst certificate of incorporation in the manner set forth in the DGCL, except that notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, OceanFirst’s certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all the outstanding shares of OceanFirst’s capital stock, subject to the 10% voting restriction, to amend or repeal certain provisions of the certificate of incorporation, including, but not limited to, provisions relating to the 10% limitation on voting rights, the prohibition on stockholder action by written consent, the calling of special meetings, amendment of the bylaws, board vacancies, removal of directors, advance notice requirements for stockholder nominations, stockholder voting requirements for business combinations involving interested stockholders, indemnification of officers and directors, and the provision requiring at least 80% of outstanding voting stock approval to amend the aforementioned provisions.	Partners’ articles of incorporation may be amended by the affirmative vote of not less than a majority of the aggregate number of the votes entitled to be cast meeting of stockholders. Any amendment to, repeal of, or adoption of any provision inconsistent with the provisions of the articles of incorporation addressing the number of directors must be authorized by the affirmative vote of not less than 80% of the aggregate votes entitled to be cast at a meeting of stockholders.

Under OceanFirst’s bylaws, the OceanFirst board may amend, alter or repeal the bylaws at any meeting of the OceanFirst board, provided notice of the proposed change was given not less than two days prior to the meeting. OceanFirst stockholders also have the power to amend, alter or repeal the bylaws at any meeting of OceanFirst stockholders provided notice of the proposed change was given in the notice of the meeting except that, notwithstanding any other provisions of OceanFirst’s bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of OceanFirst common stock required by law, OceanFirst’s certificate of incorporation, any preferred stock designation or the bylaws, the affirmative votes of the holders of at least 80% of the voting power of all the then-outstanding shares of OceanFirst capital stock, voting together as a single class, shall be required to alter, amend or repeal any provisions of the bylaws.	Under Partners’ bylaws, the Partners board may alter, repeal or adopt new bylaws at any meeting of the Partners board. Partners’ bylaws may also be altered or repealed and new bylaws may be adopted at any annual meeting of the stockholders, or at any special meeting called for that purpose. The affirmative vote of the holders of at least 80% of the voting power of all classes of shares entitled to vote in the election of directors shall be required to amend, repeal, or to adopt any provision inconsistent with certain provisions of the bylaws applicable to the function, number and qualification, election and tenure, removal, and vacancy of a director.

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FORUM SELECTION BYLAW

OceanFirst’s bylaws provide that unless OceanFirst consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be, to the fullest extent permitted by law, the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of OceanFirst, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of OceanFirst to OceanFirst or OceanFirst stockholders, (iii) action asserting a claim against OceanFirst or any director, officer, stockholder, employee or agent of OceanFirst arising out of or relating to any provision of the DGCL or the OceanFirst’s certificate of incorporation or bylaws or (iv) action asserting a claim against OceanFirst or any director, officer, stockholder, employee or agent of OceanFirst governed by the internal affairs doctrine of the State of Delaware.	Partners’ bylaws provide that, unless Partners expressly consents in writing to the selection of an alternative forum, the United States District Court for the District of Maryland, Northern Division, or in the event that court lacks jurisdiction to hear such action, the Circuit Court of the County of Wicomico, Maryland, shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Partners, (ii) action asserting a claim of breach of a legal duty owed by any current or former director, officer or other employee or agent of the Partners to the Partners or the Partners’ stockholders, (iii) action asserting a claim against the Partners or any director or officer or other employee of the Partners arising pursuant to any provision of the Code of Maryland or Partners’ organizational documents or (iv) action asserting a claim against the Partners or any current or former director or officer or other employee or agent of the corporation governed by the internal affairs doctrine.

OceanFirst’s bylaws also provide that OceanFirst is entitled to equitable relief, including injunctive relief and specific performance, to enforce such provisions regarding forum.

COMPARATIVE MARKET PRICES AND DIVIDENDS

OceanFirst common stock is listed on the Nasdaq under the symbol “OCFC.” As of January 13, 2022 the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for OceanFirst, there were approximately 2.748 registered holders of OceanFirst common stock.

Depository shares representing a fractional interest of OceanFirst series A preferred stock are currently listed on the Nasdaq under the symbol “OCFCP.” As of January 13, 2022 the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for OceanFirst, there was 1 registered holder of OceanFirst series A preferred stock based on the records of OceanFirst’s transfer agent.

Partners common stock is listed on the Nasdaq under the symbol “PTRS”. As of January 13, 2022 the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for Partners, there were approximately 575 registered holders of Partners common stock.

Partners stockholders are advised to obtain current market quotations for OceanFirst common stock and Partners common stock. The market prices of OceanFirst common stock and Partners common stock will fluctuate between the date of this proxy statement/prospectus, the date of the special meeting and the date of completion of the mergers. No assurance can be given concerning the market price of (i) OceanFirst common stock before or after the completion of the mergers or (ii) Partners common stock before the effective time of the first-step merger or, if the mergers are not consummated, the abandonment of the mergers. Changes in the market price of OceanFirst common stock prior to the completion of the mergers will affect the value of the stock consideration that Partners stockholders will be entitled to elect to receive upon completion of the mergers.

Dividends

OceanFirst currently pays a quarterly cash dividend of (i) $0.17 per share on each share of OceanFirst common and (ii) $0.4375 per depositary share, representing a 1/40th interest in the OceanFirst series A preferred stock. The OceanFirst board may change this dividend policy at any time. OceanFirst stockholders will be entitled to receive dividends when and if declared by the OceanFirst board out of funds legally available for dividends. The OceanFirst board will consider OceanFirst’s financial condition and level of net income, future prospects, economic condition, industry practices and other factors, including applicable banking laws and regulations, in determining whether to pay dividends in the future and the amount of such dividends.

Pursuant to the terms of the merger agreement, prior to the effective time, Partners may declare and pay regular quarterly cash dividends at a rate not in excess of $0.025 per share consistent with past practice. Additionally, OceanFirst and Partners will coordinate with each other regarding the declaration of any dividends in respect of OceanFirst common stock or Partners common stock and the record dates and payment dates relating thereto, such that the Partners stockholders will not receive two dividends, or fail to receive one dividend, in respect of any quarter with respect to their shares of Partners common stock and any shares of OceanFirst common stock any such holder receives in exchange therefor in the first-step merger.

For more information regarding OceanFirst’s and Partners’ dividend policies, see the section of this proxy statement/prospectus entitled “The Mergers — Dividend Policy” beginning on page 65.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PARTNERS

The following table sets forth, as of the record date, certain information as to the shares of common stock of Partners beneficially owned by each director of Partners, by each executive officer of Partners, and by all directors and executive officers of Partners as a group. A person may be considered to beneficially own any shares over which the person has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed below are pledged as collateral for a loan. Other than as set forth in the following table, Partners is not aware of any other person who owns or may be deemed to beneficially own more than 5% of the outstanding shares of common stock of Partners.

Name of Beneficial Owner	Number of Shares of Common Stock		Shares Subject to Exercisable Options	Total Number of Shares Beneficially Owned	Percent of Class(1)
Directors
Mona D. Albertine	52,140	(2)	4,638	56,778	*	%
John W. Breda	29,946		—	29,946	*	%
Michael W. Clarke	203,112		—	203,112	1.13%
Mark L. Granger	30,797	(3)	—	30,797	*	%
Lloyd B. Harrison, III	199,170	(4)	—	199,170	1.11%
Kenneth R. Lehman	7,386,431	(5)	—	7,386,431	41.17%
Steven R. Mote	29,936		—	29,936	*	%
George P. Snead	19,523		4,638	24,161	*	%
James A. Tamburro	21,644	(6)	0	21,644	*	%
Jeffrey F. Turner	59,682	(7)	—	59,682	*	%
Robert C. Wheatley	15,122		—	15,122	*	%

Executive Officers Who are Not Directors
J. Adam Sothen	—		25,768	25,768	*	%
Betsy J. Eicher	—		—	—	—%

All Directors and Current Executive Officers as a Group (13 persons)	8,047,503		35,044	8,082,547	45.05%

*	Percentage of ownership is less than one percent of the outstanding shares.
(1)	Each percentage is based on 17,940,190 shares of common stock issued and outstanding on December 29, 2021.
(2)	Amount includes 46,383 shares over which Ms. Albertine shares voting and investment power with her spouse.
(3)	Amount includes 12,047 shares over which Mr. Granger holds direct voting and investment power and 18,750 shares held by his mother over which Mr. Granger shares voting and investment power.
(4)

Amount includes 80,117 shares over which Mr. Harrison shares voting and investment power with his spouse and 34,358 shares held in Mr. Harrison’s spouse’s IRA account, for which account Mr. Harrison disclaims beneficial ownership.

(5)	All of these shares are pledged as collateral for a loan.
(6)

Amount includes 700 shares held by Mr. Tamburro’s spouse over which Mr. Tamburro shares voting and investment power with his spouse, 2,683 shares held jointly over which Mr. Tamburro shares voting and investment power with his spouse, 566 shares held in Mr. Tamburro’s spouse’s IRA account over which account Mr. Tamburro shares voting and investment power with his spouse, 488 shares held by Mr. Tamburro’s spouse as custodian for their children over which Mr. Tamburro shares voting and investment power with his spouse, 70 shares held by Mr. Tamburro’s spouse in trust for their children over which Mr. Tamburro shares voting and investment power with his spouse, and 72 shares held by Mr. Tamburro as custodian for their child over which Mr. Tamburro shares voting and investment power with his spouse.

(7)	Amount includes 29,002 shares over which Mr. Turner shares voting and investment power with his spouse and 6,012 shares held by JFT LLC, of which Mr. Turner is the sole member and owner.

LEGAL MATTERS

The validity of the OceanFirst common stock to be issued in connection with the first-step merger will be passed upon for OceanFirst by Skadden, Arps, Slate, Meagher & Flom LLP (New York, New York). Certain U.S. federal income tax consequences relating to the integrated mergers will be passed upon for OceanFirst by Skadden, Arps, Slate, Meagher & Flom LLP (New York, New York) and for Partners by Troutman Pepper Hamilton Sanders LLP (Richmond, Virginia).

EXPERTS

OceanFirst

The consolidated financial statements of OceanFirst Financial Corp. and subsidiaries as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 have been incorporated by reference in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Partners

The consolidated financial statements of Partners and its subsidiaries at December 31, 2020, and for the year then ended, and for Virginia Partners Bank and subsidiaries as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the period from November 16, 2019 to December 31, 2019, were audited by Yount Hyde & Barbour, P.C., an independent registered public accounting firm, and such consolidated financial statements have been included in this proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Delmar Bancorp and its subsidiaries for the year ended December 31, 2019 and 2018, and for the years then ended, were audited by TGM Group, LLC, an independent registered public accounting firm, and such consolidated financial statements have been included in this proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Partners

If the integrated mergers are completed, Partners will merge into OceanFirst, and there will be no future meetings of Partners stockholders. If the integrated mergers are not completed or Partners is otherwise required to do so under applicable law, Partners will hold its 2022 annual meeting of stockholders, and it will notify stockholders of the date, time and place of that meeting as soon as practicable. In order for a stockholder proposal to be considered for possible inclusion in the proxy statement for Partners 2022 annual meeting of stockholders, it must comply with SEC Rule 14a-8 and have been received by Partners on or before December 8, 2021. To be considered for presentation at the 2022 annual meeting of stockholders, although not included in Partners’ proxy statement, notice of such proposal (including nominations of directors) must comply with Partners’ bylaws and must be received by Partners no earlier than the close of business on January 19, 2022 and no later than the close of business on February 18, 2022. All stockholder proposals should be sent to the attention of Partners’ Corporate Secretary, Ms. Betsy J. Eicher, at 2245 Northwood Drive, Salisbury, Maryland 21801. The proxy solicited by the Partners board of directors for the 2022 annual meeting of stockholders will confer discretionary authority to vote on any stockholder proposal presented at the meeting if Partners has not received notice of such proposal by this deadline, in writing delivered to Partners’ Corporate Secretary.

WHERE YOU CAN FIND MORE INFORMATION

OceanFirst is filing with the SEC this registration statement under the Securities Act of 1933, as amended, to register the issuance of the shares of OceanFirst common stock to be issued in connection with the first-step merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of OceanFirst in addition to being a proxy statement for Partners stockholders. The registration statement, including this proxy statement/prospectus and the attached annexes and exhibits, contains additional relevant information about OceanFirst, including information about OceanFirst’s common stock.

OceanFirst and Partners file reports, proxy statements and other information with the SEC under the Exchange Act. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as OceanFirst and Partners, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports, proxy statements and other information filed by OceanFirst with the SEC are also available at OceanFirst’s website at www.oceanfirst.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” The reports, proxy statements and other information filed by Partners with the SEC are also available at Partners’ website at https://www.partnersbancorp.com/investor-relations under the tab “SEC Filings.” The web addresses of the SEC, OceanFirst and Partners are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

The SEC allows OceanFirst and Partners to incorporate by reference information in this proxy statement/prospectus. This means that OceanFirst and Partners can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that OceanFirst and Partners have previously filed with the SEC. They contain important information about the companies and their financial condition.

OceanFirst SEC Filings (SEC File No. 001-11713)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2020 filed on March 1, 2021

Annual Report on Form 11-K	Year ended December 31, 2020 filed on June 21, 2021

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, filed on May 6, 2021, August 5, 2021 and November 4, 2021, respectively

Current Reports on Form 8-K	Filed on January 19, 2021, January 28, 2021, February 3, 2021, February 26, 2021, April 20, 2021, April 29, 2021, May 5, 2021, May 24, 2021, June 25, 2021, July 20, 2021, July 29, 2021, August 4, 2021, September 7, 2021, October 19, 2021, October 28, 2021, October 29, 2021, November 4, 2021 and November 8, 2021 (other than those portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed on April 20, 2021

OceanFirst SEC Filings (SEC File No. 001-11713)	Period or Date Filed
The description of OceanFirst common stock set forth in its registration statement on Form 8-A, as amended, filed on May 8, 1996, including any amendment or report filed with the SEC for the purpose of updating this description.

Partners SEC Filings (SEC File No. 001-39285)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2020 filed on March 30, 2021

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, filed on May 14, 2021 (and amended on August 12, 2021), August 13, 2021 and November 12, 2021, respectively

Current Reports on Form 8-K	Filed on February 12, 2021, March 2, 2021, April 30, 2021, May 20, 2021, July 28, 2021, August 2, 2021, and November 4, 2021 (other than those portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed on April 7, 2021

The description of Partners common stock set

forth in Exhibit 4.2 to Partners’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020,

including any amendment or report filed with the

SEC for the purpose of updating this description.

In addition, OceanFirst and Partners also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting, provided that OceanFirst and Partners are not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, OceanFirst has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to OceanFirst, and Partners has supplied all information contained herein or relating to Partners.

Documents incorporated by reference are available from OceanFirst and Partners without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from OceanFirst or Partners at the following address and phone number:

OceanFirst Financial Corp. 110 West Front Street Red Bank, New Jersey 07701 Attention: Investor Relations Telephone: (732) 240-4500	Partners Bancorp 2245 Northwood Drive Salisbury, Maryland 21801 Attention: Investor Relations Telephone: (410) 548-1100

Partners stockholders requesting documents must do so by March 2, 2022 them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from OceanFirst or Partners, then OceanFirst or Partners, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither OceanFirst nor Partners has authorized anyone to give any information or make any representation about the mergers or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

OCEANFIRST FINANCIAL CORP.,

COASTAL MERGER SUB CORP.

and

PARTNERS BANCORP

Dated as of November 4, 2021

i

EXHIBITS

Exhibit A – TBOD Bank Merger Agreement
Exhibit B – VPB Bank Merger Agreement
Exhibit C – Form of Support Agreement
Exhibit D – First-Step Merger Surviving Corporation Certificate

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-49
affiliate	A-56
Agreement	A-1
Bank Merger Agreements	A-1
Bank Merger Certificates	A-5
Bank Mergers	A-1
BHC Act	A-10
business day	A-56
CARES Act	A-10
Cash Consideration	A-3
Cash Conversion Number	A-5
Cash Election	A-3
Cash Election Number	A-6
Cash Election Shares	A-3
Chosen Courts	A-58
Closing	A-2
Closing Date	A-2
Code	A-1
Company	A-1
Company Adverse Recommendation Change	A-43
Company Benefit Plans	A-17
Company Bylaws	A-11
Company Certificate	A-4
Company Common Stock	A-2
Company Contract	A-22
Company Disclosure Schedule	A-9
Company Equity Plans	A-4
Company ERISA Affiliate	A-17
Company Indemnified Parties	A-46
Company Insiders	A-51
Company Meeting	A-42
Company PTO Policies	A-45
Company Qualified Plans	A-18
Company Recommendation	A-42
Company Regulatory Agreement	A-22
Company Reports	A-20
Company Restricted Stock Award	A-4
Company Series A Preferred Stock	A-11
Company Series B Preferred Stock	A-11
Company Stock Option	A-4
Company Subsidiary	A-11
Company Systems	A-25
Confidentiality Agreement	A-42
Continuing Employees	A-44
COVID-19 Measures	A-10
DE Bank Commissioner	A-13
Delaware Secretary	A-2
Derivative Contract	A-22

Page
DGCL	A-2
DIF	A-11
DOL	A-17
Effective Time	A-2
Election	A-6
Election Deadline	A-7
Election Period	A-6
Enforceability Exceptions	A-12
Environmental Laws	A-23
ERISA	A-17
Exception Shares	A-3
Exchange Act	A-13
Exchange Agent	A-7
Exchange Fund	A-7
Exchange Ratio	A-3
FDIC	A-11
Federal Reserve Board	A-10
Financial Statements	A-31
First-Step Merger	A-1
First-Step Merger Certificate	A-2
First-Step Merger Surviving Corporation Certificate	A-5
Form of Election	A-6
GAAP	A-10
Governmental Entity	A-13
Holder	A-6
Integrated Mergers	A-1
Intellectual Property	A-24
IRS	A-17
knowledge of Parent	A-56
knowledge of the Company	A-56
Laws	A-20
Leased Real Property	A-24
Liens	A-12
Loan Participation	A-26
Loans	A-26
made available	A-57
Maryland Department	A-2
Material Adverse Effect	A-10
Materially Burdensome Regulatory Condition	A-41
MD OCFR	A-13
Merger Consideration	A-3
Merger Sub	A-1
Merger Sub Bylaws	A-5
Merger Sub Certificate	A-4
MGCL	A-2
Multiemployer Plan	A-18
Multiple Employer Plan	A-18
NASDAQ	A-3
New Certificates	A-3
New Member	A-47
New Plans	A-45

v

Page
Non-Election Shares	A-3
OCC	A-13
Old Certificate	A-3
ordinary course of business	A-56
Owned Real Property	A-23
Parent	A-1
Parent Bank	A-1
Parent Bylaws	A-5
Parent Certificate	A-5
Parent Common Stock	A-3
Parent Disclosure Schedule	A-28
Parent Equity Awards	A-29
Parent PTO Policy	A-45
Parent Regulatory Agreement	A-34
Parent Reports	A-32
Parent Restricted Stock Awards	A-29
Parent Share Closing Price	A-3
Parent Subsidiary	A-28
party	A-56
PBGC	A-17
Per Share Cash Consideration	A-3
Permitted Encumbrances	A-24
person	A-56
Piper Sandler	A-15
Premium Cap	A-46
Proxy Statement	A-13
PTO	A-45
Real Estate Leases	A-24
Representatives	A-48
Requisite Company Vote	A-12
Requisite Regulatory Approvals	A-41
Restrictive Covenant	A-19
Riegle-Neal Act	A-13
S-4	A-13
Sarbanes-Oxley Act	A-15
SEC	A-13
Second-Step Merger	A-1
Second-Step Merger Certificates	A-2
Securities Act	A-20
Shortfall Number	A-6
Skadden	A-2
Stock Consideration	A-3
Stock Election	A-3
Stock Election Shares	A-3
Subsidiary	A-11
Superior Proposal	A-49
Support Agreements	A-1
Surviving Corporation	A-1
Systems Consultant	A-50
Systems Report	A-51
Takeover Statutes	A-26

Page
Tax	A-17
Tax Return	A-17
Taxes	A-17
TBOD	A-1
TBOD Bank Merger	A-1
TBOD Bank Merger Agreement	A-1
Terminated Plans	A-45
Termination Date	A-53
Termination Fee	A-55
the date hereof	A-56
VA BFI	A-13
VPB	A-1
VPB Bank Merger	A-1
VPB Bank Merger Agreement	A-1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 4, 2021 (this “Agreement”), is by and among OceanFirst Financial Corp., a Delaware corporation (“Parent”), Coastal Merger Sub Corp., a Maryland corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub”), and Partners Bancorp, a Maryland corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their respective stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which (i) Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company (the “First-Step Merger”), so that the Company is the surviving corporation in the First-Step Merger and becomes a wholly-owned direct Subsidiary of Parent and (ii) immediately thereafter, the Company, as the surviving corporation in the First-Step Merger, will merge (the “Second-Step Merger”, and together with the First-Step Merger, the “Integrated Mergers”) with and into Parent, with Parent being the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, immediately following the consummation of the Integrated Mergers, Bank of Delmarva, a Delaware chartered member bank and a wholly-owned direct Subsidiary of the Company (“TBOD”), will merge (the “TBOD Bank Merger”) with and into OceanFirst Bank N.A., a national banking association and a wholly-owned Subsidiary of Parent (“Parent Bank”), so that Parent Bank is the surviving entity in the TBOD Bank Merger and is a wholly-owned direct Subsidiary of Parent, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between Parent Bank and TBOD, and attached hereto as Exhibit A (the “TBOD Bank Merger Agreement”);

WHEREAS, immediately following the consummation of the TBOD Bank Merger, Virginia Partners Bank, a Virginia chartered member bank and a wholly-owned direct Subsidiary of the Company (“VPB”), will merge (the “VPB Bank Merger”, and together with the TBOD Bank Merger, the “Bank Mergers”) with and into Parent Bank, so that Parent Bank is the surviving entity in the VPB Bank Merger and is a wholly-owned direct Subsidiary of Parent, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between Parent Bank and VPB, and attached hereto as Exhibit B (the “VPB Bank Merger Agreement” and together with the TBOD Bank Merger Agreement, the “Bank Merger Agreements”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulation section 1.368-2(g);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for Parent to enter into this Agreement, all of the directors of the Company have entered into separate Voting and Support Agreements with Parent, substantially in the form attached hereto as Exhibit C (collectively, the “Support Agreements”) in connection with the First-Step Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain officers of the Company have entered into employment agreements with Parent, which agreements shall become effective as of the Effective Time of the First-Step Merger; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Integrated Mergers and also to prescribe certain conditions precedent to the consummation of the Integrated Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE INTEGRATED MERGERS

1.1 The Integrated Mergers; Effective Time.

(a) Subject to the terms and conditions herein, in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the surviving corporation in the First-Step Merger, and shall continue its corporate existence under the laws of the State of Maryland. Upon consummation of the First-Step Merger, the separate corporate existence of Merger Sub shall terminate. On or before the Closing Date, Parent and the Company, respectively, shall cause to be filed articles of merger regarding the First-Step Merger with the Department of Assessments and Taxation of the State of Maryland (the “Maryland Department”) in accordance with the MGCL (the “First-Step Merger Certificate”). The First-Step Merger shall become effective as of the date and time specified in the First-Step Merger Certificate (such date and time, the “Effective Time”).

(b) Immediately following the Effective Time, subject to the terms and conditions herein, in accordance with the Delaware General Corporation Law (the “DGCL”) and the MGCL, the Company, as the surviving corporation in the First-Step Merger, shall merge with and into Parent. Parent shall be the Surviving Corporation in the Second-Step Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Second-Step Merger, the separate corporate existence of the Company shall terminate. On or before the Closing Date, Parent and the Company shall cause to be filed a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and articles of merger with the Maryland Department, respectively, regarding the Second-Step Merger (together, the “Second-Step Merger Certificates”). The Second-Step Merger shall become effective as of the date and time specified in the Second-Step Merger Certificates.

1.2 Closing. Subject to the terms and conditions herein, the closing of the Integrated Mergers (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), on the last business day of the first month in which the conditions set forth in Article VII hereof have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effects of the Integrated Mergers. At and after the Effective Time, the First-Step Merger shall have the effects set forth in the applicable provisions of the MGCL. At and after the effective time of the Second-Step Merger, the Second-Step Merger shall have the effects set forth in the applicable provisions of the DGCL and the MGCL.

1.4 Effects of First-Step Merger on Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Company.

1.5 Conversion of Company Common Stock in First-Step Merger. At the Effective Time, by virtue of the First-Step Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Subject to Section 2.4(e), each share of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time,

except for shares of Company Common Stock owned by the Company as treasury stock or otherwise owned by the Company or Parent or any Company Restricted Stock Awards (in each case, other than shares of Company Common Stock held in any Company Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) (collectively, the “Exception Shares”), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive the following, without interest:

(i) For each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.4 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”), subject to Section 2.1;

(ii) For each share of Company Common Stock with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.4 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (such common stock, the “Parent Common Stock”) equal to the Exchange Ratio (the “Stock Consideration”); and

(iii) For each share of Company Common Stock (other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 2.4) (collectively, the “Non-Election Shares”), the right to receive the Cash Consideration or Stock Consideration as is determined in accordance with Section 2.1(b)(ii)(C).

(b) For purposes hereof, the following terms shall have the following meanings:

(i) The “Exchange Ratio” means 0.4512.

(ii) The “Parent Share Closing Price” means the volume-weighted average trading price of Parent Common Stock on The Nasdaq Global Select Market (the “NASDAQ”) (as reported by The Wall Street Journal) for the five (5) full trading days ending on the last trading day preceding the Closing Date.

(iii) The “Per Share Cash Consideration” means $10.00.

(iv) The “Merger Consideration” means the Cash Consideration and/or Stock Consideration described in Section 1.5(a), as applicable.

(c) Each share of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) shall thereafter represent only the right to receive (x) the Merger Consideration in accordance with, and subject to, this Section 1.5 and the other terms of this Article I, (y) cash in lieu of fractional shares that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.4(e), without any interest thereon, and (z) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.4(b), in the case of each of the foregoing, subject to all applicable withholding of Tax in accordance with Section 2.5.

(d) Old Certificates previously representing shares of Company Common Stock shall be exchanged for evidence of shares in book-entry form or, at Parent’s option, certificates (collectively, referred to herein as “New Certificates”), representing the Stock Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) and the Cash Consideration, as applicable, upon the surrender of such Old Certificates in accordance with Section 2.4, without any interest thereon and subject to all applicable withholding of Tax in accordance with Section 2.5.

(e) If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number or kind of shares or securities, in any such case as a result of a recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

1.6 Effects of Second-Step Merger on Parent and Company Common Stock. At the effective time of the Second-Step Merger, each share of (a) Parent Common Stock issued and outstanding immediately prior to such time shall remain issued and outstanding and shall not be affected by the Second-Step Merger and (b) common stock of the Company, as the surviving corporation in the First-Step Merger, issued and outstanding immediately prior to such time, shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

1.7 Treatment of Company Equity Awards.

(a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock under each of Partners Bancorp 2021 Incentive Stock Plan, Virginia Partners Bank 2015 Incentive Stock Option Plan, Delmar Bancorp 2014 Stock Plan, Virginia Partners Bank 2008 Incentive Stock Option Plan, Liberty Bell Bank 2004 Incentive Stock Option Plan and Liberty Bell Bank 2004 Non-Qualified Stock Option Plan (collectively, the “Company Equity Plans”) or otherwise, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”) shall be canceled and extinguished at the Effective Time and automatically exchanged into the right to receive an amount of cash (without interest) equal to the product of (i) the aggregate number of shares of Company Common Stock issuable upon exercise of such Company Stock Option multiplied by (ii) the excess, if any, of (A) the Per Share Cash Consideration over (B) the per-share exercise price of such Company Stock Option, payable through the payroll of the Company or its Affiliates (less applicable Tax withholdings) as promptly as practicable following the Effective Time. The Company or Parent will be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws as allowed under the Company Equity Plan and the applicable grant agreement.

(b) At the Effective Time, each share of restricted Company Common Stock granted under the Company Equity Plans or otherwise that is outstanding and unvested as of the date hereof (a “Company Restricted Stock Award”) and that either (i) subsequently became vested in 2021 on an accelerated basis in connection with this Agreement and the transactions contemplated hereby, or (ii) is outstanding and unvested immediately prior to the Effective Time, shall be canceled and extinguished at the Effective Time and automatically exchanged into the right to receive an amount of cash (without interest) equal to the product of (y) the aggregate number of shares of Company Common Stock subject to such Company Restricted Stock Award multiplied by (z) the Per Share Cash Consideration, payable through the payroll of the Surviving Corporation or its Affiliates (less applicable Tax withholdings) as promptly as practicable following the Effective Time. The Surviving Corporation or its Affiliates shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws as allowed under the Company Equity Plan and the applicable grant agreement. Company Restricted Stock Awards, together with Company Stock Options, are referred to collectively as the “Company Equity Awards”.

(c) At or prior to the Effective Time, the Company, the Board of Directors of the Company and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any consents, to (i) effectuate the provisions of this Section 1.7, (ii) ensure that following the Effective Time, there are no obligations with respect to the Company Equity Awards other than as set forth in this Section 1.7 and (iii) for purposes of granting new Company Equity Awards, terminate the Company Equity Plan effective as of the Effective Time; provided that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time.

1.8 Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate”), as in effect immediately prior to the Effective Time, shall be amended to conform to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time (the “Merger Sub Certificate”), except the name of such surviving corporation set forth therein shall be “Partners Bancorp” as set forth in the form attached hereto as Exhibit D (the “First-Step Merger Surviving Corporation Certificate”), which shall thereafter be the certificate of incorporation of the surviving corporation in the First-Step Merger until thereafter amended in accordance with its terms and Law. At the effective time of the Second-Step Merger, the Certificate of Incorporation of Parent (the “Parent Certificate”), as in effect immediately prior to the effective time of the Second-Step Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and Law.

1.9 Bylaws of the Surviving Corporation. At the Effective Time, the Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Company until thereafter amended in accordance with their terms and Law. At the effective time of the Second-Step Merger, the Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and Law.

1.10 Directors; Officers. At and immediately after the Effective Time, the directors and officers of the Company shall consist of the directors and officers of Merger Sub in office immediately prior to the Effective Time until their respective successors are duly elected or appointed and qualified. Subject to Section 6.12, the directors and officers of the Surviving Corporation in the Second-Step Merger shall be the directors and officers of Parent in office immediately prior to the effective time of the Second-Step Merger.

1.11 Tax Consequences. For U.S. federal income tax purposes, (a) the parties intend that (i) the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, Merger Sub and the Company shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (b) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulation Section 1.368-2(g).

1.12 Bank Mergers. Immediately following the consummation of the Integrated Mergers, Parent Bank, TBOD and VPB will consummate the Bank Mergers under which (i) TBOD will merge with and into Parent Bank pursuant to the TBOD Bank Merger Agreement and (ii) immediately thereafter, VPB will merge with and into Parent Bank pursuant to the VPB Bank Merger Agreement. Parent Bank shall be the surviving bank in each of the Bank Mergers and, following the applicable Bank Merger, the separate corporate existence of each of TBOD and VPB shall cease. The TBOD Bank Merger shall become effective immediately after the effective time of the Second-Step Merger and the VPB Bank Merger shall become effective immediately after the effective time of the TBOD Bank Merger. Prior to the Effective Time, the Company shall cause each of TBOD and VPB, and Parent shall cause Parent Bank, to execute such certificates of merger and such other documents and certificates as are necessary, required or desirable to make the Bank Mergers effective (the “Bank Merger Certificates”) at the times specified in the foregoing sentence.

ARTICLE II

EXCHANGE OF SHARES

2.1 Proration.

(a) Notwithstanding any other provision herein, the maximum number of shares of Company Common Stock to be entitled to receive the Cash Consideration pursuant to Section 1.5(a) shall be equal to the product of (A) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding the shares of Company Common Stock to be cancelled as provided in Section 1.5(d)) multiplied by (B) forty percent (40%) (rounded down to the nearest whole number) (the “Cash Conversion Number”).

(b) Promptly (and in any event no later than five (5) business days) after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration and (B) all Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product of (x) the number of Cash Election Shares held by such holder multiplied by (y) a fraction, (I) the numerator of which is the Cash Conversion Number and (II) the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then (A) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (B) all Stock Election Shares shall be converted into the right to receive the Stock Consideration and (C) all Non-Election Shares shall be treated in the following manner:

(1) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product of (I) the number of Non-Election Shares held by such holder multiplied by (II) a fraction, (x) the numerator of which is the Shortfall Number and (y) the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(2) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration.

2.2 Election Procedures.

(a) Each holder of record of shares of Company Common Stock to be converted into the right to receive the Merger Consideration in accordance with, and subject to, Section 2.1 (a “Holder”) shall have the right, subject to the limitations set forth in this Section 2.2, to submit an election in accordance with the following procedures.

(b) Each Holder may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “Election”) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make (i) a Stock Election and (ii) a Cash Election.

(c) Parent shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(d) Parent shall (i) initially make available and mail the Form of Election not less than twenty (20) business days prior to the anticipated Election Deadline to Holders of record as of the business day prior to such mailing date, and (ii) following such mailing date, use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(e) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(f) Any Holder may, at any time during the Election Period, change or revoke such Holder’s Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock (none of Parent, the Company nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(g) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.

(h) Subject to the terms herein and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms herein, governing the (i) validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) method of issuance and delivery of New Certificates representing the whole number of shares of Parent Common Stock into which shares of Company Common Stock are converted in the First-Step Merger and (iii) method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

2.3 Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) New Certificates representing the aggregate Stock Consideration to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.4(a) and (b) cash in an amount sufficient to pay (i) the aggregate Cash Consideration payable to holders of Company Common Stock and (ii) cash in lieu of any fractional shares of Parent Common Stock (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto (after giving effect to Section 6.11), being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment income or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be solely for the benefit of and paid to Parent.

2.4 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration that such holder shall have become entitled to receive in accordance with, and subject to, Section 1.5, and any cash in lieu of fractional shares that the shares of Company Common Stock represented by such Old Certificate shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.4(b), in the case of each of the foregoing, subject to all applicable withholding of Tax in accordance with Section 2.5. From and after the Effective Time, upon proper surrender of an Old Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal duly executed, the holder of such Old Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the Stock Consideration that such holder of Company Common Stock shall have become entitled to receive in accordance with, and subject to, Section 1.5, and (ii) a check representing the amount of any (1) Cash Consideration that the holder thereof has the right to receive in respect of the surrendered Old Certificate in accordance with, and subject to, Section 1.5, (2) cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate pursuant to Section 2.4(e) and (3) dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.4(b), and the Old Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrue on the Cash Consideration, any cash in lieu of fractional shares payable to holders of Old Certificates or any dividends payable under Section 2.4(b). Until each Old Certificate is surrendered as contemplated by this Section 2.4, such Old Certificate shall be deemed at all times after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor), subject to all applicable withholding of Tax in accordance with Section 2.5.

(b) No dividends or other distributions declared with respect to Parent Common Stock with a record date after the Effective Time shall be paid to any holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions having a record date after the Effective Time, without any interest thereon, which, following the Effective Time and prior to the time such Old Certificate is so surrendered, had become payable with respect to the Stock Consideration that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.11). Any Old Certificate that is submitted to the Exchange Agent with a Form of Election, together with such properly completed letter of transmittal duly executed, that was accepted by the Exchange Agent shall be deemed to have been properly submitted to the Exchange Agent for purposes of this Section 2.4.

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration (together with any dividends or distributions payable with respect thereto in accordance with Section 2.4(b), subject to all applicable withholding of Tax in accordance with Section 2.5, and cash in lieu of fractional shares issued in consideration therefor in accordance with Section 2.4(e), that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall, following the Effective Time, pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Parent Share Closing Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be paid to Parent. Any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration (together with any dividends or distributions payable with respect thereto in accordance with Section 2.4(b) and cash in lieu of fractional shares issued in consideration therefor in accordance with Section 2.4(e)) in respect of each former share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may reasonably require, the Exchange Agent or Parent, as applicable, will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration (together with any dividends or distributions with respect thereto and any cash in lieu of fractional shares issued in consideration therefor) in respect thereof pursuant to this Agreement.

2.5 Tax Withholdings. Notwithstanding anything to the contrary herein, each of Parent and Merger Sub shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to Section 2.4 or any other amounts otherwise payable pursuant to this Agreement to any person such amounts as it determines it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, Merger Sub or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Company and (iii) any disclosures made in the Company Disclosure Schedule with respect to a section of this Article III shall be deemed to qualify any other section of this Article III (A) specifically referenced or cross-referenced in such disclosure or (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure, that such disclosure applies to such other section of this Article III or (b) as disclosed in any Company Reports publicly filed by the Company since December 31, 2020, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and is a bank holding company duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b) For purposes hereof, the following terms shall have the following meanings:

(i) “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impacts of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism or other disasters, epidemics or pandemics (including COVID-19), including the material worsening of such conditions threatened or existing as of the date of this Agreement, or in economic or market conditions affecting the financial services industry generally, including changes in prevailing interest rates, and not specifically relating to such party or its Subsidiaries or any COVID-19 Measures, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement, including its effects on customers, vendors, suppliers and other third parties doing business with such party or its Subsidiaries (provided that the foregoing in this subclause (D) shall not apply to any representations or warranties that, by their terms, address the consequences arising out of the execution and delivery of this Agreement or the consummation of the transactions contemplated thereby), or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (E) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, in each case, but not including the underlying causes or contributing factors thereof to the extent such causes or contributing factors are not otherwise excluded by subclauses (A) through (D); except, with respect to subclauses (A), (B) or (C), to the extent that the impacts of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby.

(ii) “COVID-19 Measures” mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, facility capacity limitation, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act.

(iii) “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental

Entity, or any other Law or executive order or executive memo (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of SARS-CoV-2.

(iv) “Subsidiary”, when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions.

(c) True, correct and complete copies of the Company Certificate and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), including all amendments thereto, as in effect as of the date hereof, have previously been made available by the Company to Parent.

(d) TBOD is a Delaware state chartered member bank, validly existing and in good standing under the laws of the State of Delaware. The deposits of TBOD are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(e) VPB is a Virginia state charted member bank duly organized, validly existing and in good standing under the laws of the State of Virginia. The deposits of VPB are insured by the FDIC through the DIF to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(f) Each Subsidiary of the Company (each, a “Company Subsidiary”), (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under Law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite company, partnership or corporate (as applicable) power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, in the case of a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than TBOD, VPB and those Subsidiaries set forth in Section 3.1(f) of the Company Disclosure Schedule, there are no Company Subsidiaries.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 39,990,549 shares of Company Common Stock, 9,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A of the Company (“Company Series A Preferred Stock”) and 451 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company (“Company Series B Preferred Stock”). As of the date hereof, there are (i) 17,883,472 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Common Stock held in treasury, (iii) 194,233 shares of Company Common Stock reserved for issuance upon the exercise of the outstanding Company Stock Options, (iv) 156,824 shares of Company Common Stock outstanding in respect of Company Restricted Stock Awards and no shares of Company Common Stock reserved for issuance upon the settlement of outstanding restricted stock units, (v) no preferred shares of Company Series A Preferred Stock outstanding, (vi) no preferred shares of Company Series B Preferred Stock outstanding and (vii) no other shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. Other than the Company Equity Awards, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Company Common Stock or other equity interests of the Company, other than the Support Agreements. Section 3.2(a)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of all the Company Equity Awards issued and outstanding under each Company Equity Plan specifying, on a holder-by-holder basis, the (A) name of each holder, (B) number of shares subject to each such Company Equity Award, (C) grant date of each such Company Equity Award, (D) vesting schedule for each such Company Equity Award, (E) exercise price for each such Company Equity Award that is a Company Stock Option, and (F) expiration date for each such Company Equity Award that is a Company Stock Option. Other than the Company Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) are outstanding.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Integrated Mergers and the Bank Mergers, have, prior to the date hereof, been duly, validly and approved by the Board of Directors of the Company. The Board of Directors of the Company has (i) determined that the Integrated Mergers, on the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, (iii) directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval at a duly called and convened meeting of such stockholders, (iv) recommended that the stockholders of the Company approve this Agreement and the transactions contemplated hereby and (v) approved a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of at least a two-thirds of all of the votes entitled to be cast at the Company Meeting by the holders of shares entitled to vote thereon (the “Requisite Company Vote”), no other corporate proceedings or approvals on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the enforcement of rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby, including the Integrated Mergers and the Bank Mergers, nor compliance by the Company with each of the terms and provisions hereof will (i) violate any provision of the Company Certificate or the Company Bylaws or any governing or organizational document of any Company Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) except as set forth in Section 3.3(b)(ii)(y) of the Company Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of this clause (y)) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) The Board of Directors of TBOD has approved the TBOD Bank Merger Agreement. The Company, as the sole stockholder of TBOD, has approved the TBOD Bank Merger Agreement, and the TBOD Bank Merger Agreement has been duly executed by TBOD and (assuming due authorization, execution and delivery by Parent Bank) constitutes a valid and binding obligation of TBOD, enforceable against TBOD in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(d) The Board of Directors of VPB has approved the VPB Bank Merger Agreement. The Company, as the sole shareholder of VPB, has approved the VPB Bank Merger Agreement, and the VPB Bank Merger Agreement has been duly executed by VPB and (assuming due authorization, execution and delivery by Parent Bank) constitutes a valid and binding obligation of VPB, enforceable against VPB in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

3.4 Consents and Approvals. Except for (a) the filing of applications, filings, certificates and notices, as applicable, with the NASDAQ and the approval of the listing on the NASDAQ of the shares of Parent Common Stock to be issued as the Stock Consideration pursuant to this Agreement, (b) the filing of applications, filings, certificates and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval or waiver of such applications, filings and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Mergers, including filing of the notice of consummation with the OCC pursuant to the National Bank Act, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with (i) the Delaware Office of the State Bank Commissioner (the “DE Bank Commissioner”) under the Riegle-Neal Interstate Banking and Branching Efficiency Act (the “Riegle-Neal Act”) and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices, (ii) the Virginia Bureau of Financial Institutions (the “VA BFI”) under the Riegle-Neal Act and such other banking Laws as may be required in connection with the VPB Bank Merger, and approval of such applications, filings and notices, and (iii) the Maryland Office of the Commissioner of Financial Regulation (the “MD OCFR”) under the Maryland Financial Institutions Code section 5-903(c) and such other banking Laws as may be required in connection with the transactions contemplated hereby, and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of (i) any filings that are necessary under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the registration statement on Form S-4 in which both the proxy statement relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendment or supplement thereto, the “Proxy Statement”) and a prospectus relating to the shares of Parent Common Stock to be issued in the First-Step Merger will be included, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (f) the filing of the First-Step Merger Certificate with the Maryland Department pursuant to the MGCL, (g) the filing of the Second-Step Merger Certificates with the Delaware Secretary and the Maryland Department in accordance with the DGCL and the MGCL, respectively, (h) the filing of the Bank Merger Certificates and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any court, administrative agency or commission, regulatory agency or other federal, state or foreign governmental authority or instrumentality or any self-regulatory organization (each, a “Governmental Entity”) or any other third party are necessary in connection with (A) the execution and delivery by the Company of this Agreement, (B) the consummation by the Company of the Integrated Mergers and the other transactions contemplated hereby, (C) the execution and delivery by each of TBOD and VPB of the TBOD Bank Merger Agreement and VPB Bank Merger Agreement, respectively or (D) the consummation by each of the TBOD and VPB of the TBOD Bank Merger and VPB Bank Merger, respectively.

3.5 Reports. The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2018 with any Governmental Entity, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Section 3.5 of the Company Disclosure Schedule, (i) other than normal examinations and inspections in the ordinary course, no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2018, except where such proceedings or investigation would not reasonably be expected to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (ii) there is no unresolved violation, criticism or exception by any Governmental Entity of the Company or any of its Subsidiaries that would reasonably be expected to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods and as of the respective dates therein set forth (subject in the case of the unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) were prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Yount, Hyde & Barbour, P.C., the Company’s independent auditor, has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 (including any notes thereto) and for liabilities incurred in the ordinary course of business since June 30, 2021, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the Company. The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors any (i) significant deficiencies and material weaknesses (each as defined in Public Company Accounting Oversight Board Auditing Standard 2) in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) fraud, whether or not material, that involves directors, management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and audit committee and a copy has previously been made available to Parent. As of the date hereof, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2018, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company has complied with all requirements of the CARES Act and the Paycheck Protection Program administered by the Small Business Administration, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

3.7 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”), neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Integrated Mergers or the other transactions contemplated by this Agreement. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of Piper Sandler related to the Integrated Mergers and the other transactions contemplated hereby.

3.8 Absence of Certain Changes or Events. Since December 31, 2020:

(a) No event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except with respect to (i) matters set forth in Section 3.8(b) of the Company Disclosure Schedule and (ii) the transactions contemplated hereby, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

(c) Except with respect to matters set forth in Section 3.8(c) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries have taken any action or failed to take any action that would have resulted in a breach of Section 5.2 had such act or omission occurred during the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with its terms.

3.9 Legal Proceedings.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Company, threatened, actions, arbitrations, audits, hearings, investigations, inquiries, litigations, suits, disputes, proceedings, subpoenas or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator (collectively, “Actions”) (i) of any material nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets, rights or properties of the Company or any of its Subsidiaries (or that, upon consummation of the Integrated Mergers, would apply to the Surviving Corporation or any of its affiliates), that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of the Company and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable). Each of the Company and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which the Company was the common parent) or (ii) any liability for the Taxes of any person

(other than the Company or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h) Neither the Company nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i) Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

(j) As used in this Agreement, the term “Tax” or “Taxes” means all U.S. federal, state and local, and foreign taxes, fees assessments or other charges of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties related thereto.

(k) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

(l) Neither the Company nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

3.11 Employees.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Benefit Plans. For purposes hereof, “Company Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all other material pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which the Company or any Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(b) The Company has made available to Parent true, correct and complete copies of the following documents with respect to each of the Company Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Company Benefit Plan, (iii) where any Company Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any Company Benefit Plan, (vi) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all Laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter or opinion letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. Except as set forth in Section 3.11(d) of the Company Disclosure Schedule, no trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Company Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and cannot reasonably be expected to result in material liability to the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(f) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(g) None of the Company, its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any Company Benefit Plan by Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(j) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Company Benefit Plan, or any other party.

(k) To the knowledge of the Company, none of the Company and its Subsidiaries nor any Company ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 3.11(l) of the Company Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) Except as set forth in Section 3.11(m) of the Company Disclosure Schedule, no Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. The Company has made available to Parent a true, complete and correct preliminary copy of its Section 280G calculations with respect to all disqualified individuals in connection with the transactions contemplated hereby who are eligible to receive parachute payments.

(n) There are no pending or, to the Company’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries and no employees of the Company or any of its Subsidiaries are represented by any labor organization.

(o) To the knowledge of the Company, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation, (“Restrictive Covenant”) or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to: (i) the Company or any of its Subsidiaries or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for the Company or any of its Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(p) Neither the Company nor any of its Subsidiaries is party to any settlement agreement with a current or former director or officer, employee or independent contractor of the Company or any of its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either a director or officer of Company or any of its Subsidiaries. To the knowledge of the Company, since December 31, 2016, no allegations of sexual harassment or sexual misconduct have been made against any director or officer of the Company or any of its Subsidiaries

(q) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries with annual compensation in excess of $100,000 intends to terminate his or her employment relationship.

3.12 SEC Reports. Except to the extent available on the SEC’s Electronic Data Gathering Analysis and Retrieval system, the Company has made available to Parent true, correct and complete copies of each communication mailed by the Company to its stockholders since January 1, 2018. No such communication or any final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2018 by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”), as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information publicly filed or furnished as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date. Since January 1, 2018, as of their respective dates, all the Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Company Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.13 Compliance with Law. The Company and each of its Subsidiaries hold, and have at all times since January 1, 2018 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding any such license, franchise, permit or authorization (nor the failure to pay any such fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and to the knowledge of the Company no suspension or cancellation of any such license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under, any applicable federal, state, local or foreign law, statute, order, constitution, treaty, convention, ordinance, code, decree, rule, regulation, judgment, writ, injunction, policy, permit, authorization or common law or agency requirement (“Laws”) of any Governmental Entity relating to the Company or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, Title 5 of the Delaware Code, Title 6.2 of the Virginia Code and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. TBOD and VPB each have a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of the Company or any of its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent, representative or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

(i) with respect to the employment of any directors, officers, or employees that requires the payment of more than $100,000 annually in total cash compensation which is not terminable on 60 or fewer days’ notice by the Company or a Subsidiary without the payment of severance;

(ii) that, upon the execution or delivery of this Agreement, stockholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof;

(iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(iv) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by the Company or any of its affiliates or upon consummation of the Integrated Mergers will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

(v) with or to a labor union or guild (including any collective bargaining agreement);

(vi) any of the benefits of which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, stockholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vii) that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Banks and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $250,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $75,000 per annum (other than any such contracts which are terminable by the Company or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(x) that includes an indemnification obligation of the Company or any of its Subsidiaries with a maximum potential liability in excess of $75,000; or

(xi) that involves aggregate payments or receipts by or to the Company or any of its Subsidiaries in excess of $50,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by the Company or any Subsidiary of the Company of any material penalty.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Company Contract by any of the parties thereto.

(b) The Company has made available to Parent a true, correct and complete copy of each written Company Contract and each written amendment to any Company Contract. Section 3.14(b) of the Company Disclosure Schedule sets forth a true, correct and complete description of any oral Company Contract and any oral amendment to any Company Contract.

(c) Each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Each Company Contract is enforceable against the Company or the applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto (except as may be limited by the Enforceability Exceptions). The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Contract. To the knowledge of the Company, each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract. Neither the Company nor any Subsidiary of the Company has received or delivered any notice of cancellation or termination of any Company Contract.

3.15 Agreements with Governmental Entities. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, since January 1, 2018, a recipient of any supervisory letter from, or, since January 1, 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised, since January 1, 2018, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement. The Company and its Subsidiaries are in compliance in all material respects with each Company Regulatory Agreement to which it is a party or is subject. The Company and its Subsidiaries have not received any notice from any Governmental Entity indicating that the Company or its Subsidiaries is not in compliance in any material respect with any Company Regulatory Agreement.

3.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (each, a “Derivative Contract”) of the Company and/or its Subsidiaries, whether entered into for the account of the

Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against the Company or its applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto, in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their obligations under each such Derivative Contract to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. Each such Derivative Contract (i) has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied and (ii) is evidenced by customary and appropriate documentation (including an International Swaps and Derivatives Association (“ISDA”) master agreement and long-form confirmation).

3.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and have complied, with all Laws relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance or (c) indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no Actions, or, to the knowledge of the Company, any private environmental investigations, examination, inquiries or remediation activities or investigations of any Governmental Entity of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries any liability, damage or obligation arising under any Environmental Law, pending or threatened against the Company, which liability, damage or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such Action, investigations, examination, inquiries or remediation activities that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability, damage or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.18 Investment Securities and Commodities.

(a) Each of the Company and its Subsidiaries has good and valid title to all securities and commodities owned by it (except those sold under repurchase agreements as reflected in the Financial Statements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are carried on the books of the Company at values determined in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes in good faith are prudent and reasonable in the context of such businesses. Prior to the date hereof, the Company has made available to Parent the terms of such policies, practices and procedures.

3.19 Real Property.

(a) Section 3.19(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all the real property owned by the Company and its Subsidiaries (collectively, “Owned Real Property”). The Company has good and marketable title to all Owned Real Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2), free and clear of all Liens (except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable), easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”).

(b) Section 3.19(b) of the Company Disclosure Schedule sets forth as of the date hereof, a true, correct and complete list of all the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which the Company or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by the Company or any of its Subsidiaries on the date hereof (collectively, the “Leased Real Property”), whether in the Company’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “Real Estate Leases”). The Company or its Subsidiaries has valid leasehold interests in the Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. Each Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of the Company, the lessor, and (ii) enforceable against the Company or the applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto (except as may be limited by the Enforceability Exceptions). The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Real Estate Lease, and to the knowledge of the Company, each counterparty to each Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any Real Estate Lease. The Company has made available to Parent a true, correct and complete copy of each written Real Estate Lease and each written amendment to any Real Estate Lease.

(c) Neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Owned Real Property or Leased Real Property. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Owned Real Property or Leased Real Property.

3.20 Intellectual Property; Company Systems.

(a) The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) (A) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted to the Company or its Subsidiaries that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries and (iii) neither the Company nor any of its Subsidiaries has received any notice of any claim (or, to the knowledge of the Company, any threatened claim) with respect to any Intellectual Property owned or licensed by the Company or any Company Subsidiary, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes hereof, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

(b) The computer, information technology and data processing systems, facilities and services used by the Company or any Company Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Company Systems”), are reasonably sufficient for the conduct of the respective businesses of the Company and the Company Subsidiaries as currently conducted and the Company Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of the Company and the Company Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, since January 1, 2018, no third party has gained unauthorized access to any Company Systems owned or controlled by the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect the Company Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of the Company and the Company Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of the Company and the Company Subsidiaries.

(c) Each of the Company and the Company Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(d) Since January 1, 2018, neither the Company nor any of its Subsidiaries have (i) suffered any material personal data breach or material cybersecurity incident, (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of ) any Laws related to data protection and/or privacy or (iv) experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

3.21 Related Party Transactions. Except as set forth in Section 3.21 of the Company Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of the Company and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of the Company made available to Parent and (z) benefits due under any Company Benefit Plan), between or among (a) the Company or any of its Subsidiaries, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of the Company or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.

3.22 Takeover Statute. No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions” or similar provision of any state anti-takeover Law, including the New Jersey Shareholders’ Protection Act (any such laws, “Takeover Statutes”) is applicable to this Agreement, the Support Agreements, the Integrated Mergers or any of the other transactions contemplated by this Agreement under the MGCL or any other Law.

3.23 Reorganization. Neither the Company nor any of its Subsidiaries has taken any action, nor, to the knowledge of the Company, are there any facts, events, developments or circumstances that could reasonably be expected to prevent the Integrated Mergers from being treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24 Opinion. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Piper Sandler to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date hereof.

3.25 Company Information. The information relating to the Company, its Subsidiaries and its and their respective directors, officers and significant stockholders to be contained in the Proxy Statement and the S-4 and the information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.26(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any of its Subsidiaries is a creditor and that, as of June 30, 2021, had an outstanding balance of $100,000 or more and under the terms of which the obligor was, as of June 30, 2021, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater stockholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any affiliate of any of the foregoing. Set forth in Section 3.26(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of June 30, 2021, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of June 30, 2021, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 3.26(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of June 30, 2021, of each Loan of the Company or any of its Subsidiaries that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by the Enforceability Exceptions).

(d) Each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes and other credit and security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all Laws.

(e) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Since January 1, 2018, neither the Company nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.27 Insurance. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts that management of the Company reasonably determined to be prudent, sufficient and consistent with industry practice, and the Company and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.27 of the Company Disclosure Schedule, and are not in default under any term thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28 No Dissenter’s or Appraisal Rights. With respect to the transactions contemplated hereby, no holder of the capital stock of the Company is entitled to exercise any appraisal rights under the MGCL or any successor statute, or any similar dissenter’s or appraisal rights.

3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its

Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Parent and (iii) any disclosures made in the Parent Disclosure Schedule with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV (A) specifically referenced or cross-referenced in such disclosure and (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section of this Article IV, or (b) as disclosed in any Parent Reports publicly filed by Parent since December 31, 2020, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered with the Federal Reserve Board as a bank holding company under the BHC Act. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True, correct and complete copies of the Parent Certificate, the Parent Bylaws, the Merger Sub Certificate and the Merger Sub Bylaws, as in effect as of the date hereof, have previously been made available by Parent to the Company.

(b) Parent Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. The deposits of Parent Bank are insured by the FDIC through the DIF to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Parent Bank is a member in good standing of the Federal Home Loan Banks and owns the requisite amount of stock therein. Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under Law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and (iii) has all requisite company, partnership or corporate (as applicable) power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Parent Subsidiary to pay dividends or distributions except, in the case of a Parent Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.

(c) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Merger Sub Certificate and Merger Sub Bylaws, as in effect as of the date hereof, have previously been made available by Parent to the Company.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, $0.01 par value. There are (i) 61,532,686 shares of Parent Common Stock issued (as of November 1, 2021), (ii) 2,108,860 shares of Parent Common Stock held in treasury (as of November 1, 2021), (iii) 2,461,150 shares of Parent Common Stock reserved for issuance in respect of awards of restricted Parent Common Stock (“Parent Restricted Stock Awards”) or upon the exercise of stock options granted under Parent’s equity compensation plans (such stock options, together with the Parent Restricted Stock Awards, the “Parent Equity Awards”) (as of October 31, 2021), (iv) no shares of Parent Common Stock reserved for issuance upon the exercise of warrants assumed in connection with the acquisition of Colonial American Bank (as of November 3, 2021), (v) 2,294,800 shares of Series A Non-Cumulative, perpetual preferred stock of Parent (“Parent Preferred Stock ”) issued and outstanding (as of October 29, 2021) and (vi) no other shares of capital stock or equity or voting securities of Parent issued, reserved for issuance or outstanding (as of the date hereof). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote. Other than the Parent Equity Awards issued prior to the date hereof, as of the date hereof, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

(b) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Parent Bank, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Integrated Mergers and the issuance of shares of Parent Common Stock in connection with the First-Step Merger, have been duly and validly approved by the Board of Directors of Parent, and the execution and delivery of this Agreement and the consummation of the First-Step Merger have been duly and validly approved by the Board of Directors of Merger Sub. No other corporate proceedings or approvals on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the First-Step Merger have been validly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) None of the execution and delivery of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the transactions contemplated hereby, the consummation by Parent Bank of the Bank Mergers and compliance by Parent or Merger Sub with any of the terms or provisions hereof will (i) violate any provision of the Parent Certificate. the Parent Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws or any governing or organizational document of any Parent Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Law applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of this clause (y)) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(c) The Board of Directors of Parent Bank has adopted each of the Bank Merger Agreements. Parent, as the sole shareholder of Parent Bank, has adopted and approved each of the Bank Merger Agreements, and each of the Bank Merger Agreements has been duly executed by Parent Bank and (assuming due authorization, execution and delivery by each of TBOD and VPB) constitutes a valid and binding obligation of Parent Bank, enforceable against Parent Bank in accordance with its terms (except in all cases on such enforceability may be limited by the Enforceability Exception).

4.4 Consents and Approvals. Except for (a) the filing of applications, filings, certificates and notices, as applicable, with the NASDAQ and the approval of the listing on the NASDAQ of the shares of Parent Common Stock to be issued as the Stock Consideration pursuant to this Agreement, (b) the filing of applications, filings, certificates and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval or waiver of such applications, filings and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the OCC in connection with each of the Bank Mergers, including filing of the notice of consummation with the OCC pursuant to the National Bank Act, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with (i) the DE Bank Commissioner under the Riegle-Neal Act and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices, (ii) the VA BFI under the Riegle-Neal Act and such other banking Laws as may be required in connection with the VPB Bank Merger, and approval of such applications, filings and notices, and (iii) the MD OCFR under the Maryland Financial Institutions Code section 5-903(c) and such other banking Laws as may be required in connection with the transactions contemplated hereby, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings that are necessary under applicable requirements of the Exchange Act and (ii) the S-4 and declaration of effectiveness of the S-4, (f) the filing of the First-Step Merger Certificate with the Maryland Department pursuant to the MGCL, (g) the filing of the Second-Step Merger Certificates with the Delaware Secretary and the Maryland Department in accordance with the DGCL and the MGCL, respectively, (h) the filing of each of the Bank Merger

Certificates and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity or any other third party are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement, (B) the consummation by Parent or Merger Sub of the Integrated Mergers and the other transactions contemplated hereby, (C) the execution and delivery by Parent Bank of each of the Bank Merger Agreements or (D) the consummation by Parent Bank of each of the Bank Mergers.

4.5 Reports. Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2018 with any Governmental Entity, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except for normal examinations or inspections conducted by a Governmental Entity in the ordinary course of business of Parent and its Subsidiaries, (a) no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2018, except where such proceedings or investigation would not reasonably be expected to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (b) there is no unresolved violation, criticism or exception by any Governmental Entity of Parent or any of its Subsidiaries that would reasonably be expected to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, and (c) there have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.6 Financial Statements.

(a) The consolidated financial statements of Parent and its Subsidiaries included in (x) Parent’s Annual Report on Form 10-K for the year ended December 31, 2020 and (y) Parent’s Quarterly Report on Form 10-Q for the three month period ended June 30, 2021 (including, in each case, the related notes, where applicable) (the “Financial Statements”) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of the financial statements referenced in clause (y) above to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 (including any notes thereto) and for liabilities incurred in the ordinary course of business since June 30, 2021, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors any (i) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. As of the date hereof, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2018, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or, to the knowledge of Parent, to any director or officer of Parent.

4.7 Broker’s Fees. With the exception of the engagement of Raymond James & Associates, Inc., neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Integrated Mergers or the other transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events. Since December 31, 2020, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.9 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, Action challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets, rights or properties of Parent or any of its Subsidiaries (or that, upon consummation of the Integrated Mergers, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

4.10 SEC Reports. Parent has made available to the Company true, correct and complete copies of each communication mailed by Parent to its stockholders since January 1, 2018. No such communication or any final registration statement, prospectus, report, schedule or definitive proxy statement filed with or furnished to the SEC since January 1, 2018 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date. Since January 1, 2018, as of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Parent Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. As of the date hereof, (i) no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act and (ii) there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports. No representation or warranty is made herein by Parent with respect to any information of or supplied by the Company and contained in the S-4.

4.11 Compliance with Law. Parent and each of its Subsidiaries hold, and have at all times since January 1, 2018 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding any such license, franchise, permit or authorization (nor the failure to pay any such fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and, to the knowledge of Parent, no suspension or cancellation of any such license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under, any Laws, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Parent or any of its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent, representative or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (d) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.12 Agreements with Governmental Entities. Except as set forth on Section 4.12 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, since January 1, 2018, a recipient of any supervisory letter from, or, since January 1, 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised, since January 1, 2018, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement. Parent and its Subsidiaries are in compliance in all material respects with each Parent Regulatory Agreement to which it is a party or is subject. Parent and its Subsidiaries have not received any notice from any Governmental Entity indicating that Parent or its Subsidiaries is not in compliance in any material respect with any Parent Regulatory Agreement.

4.13 Reorganization. Parent has not taken any action, and is not aware of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers from being treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14 Parent Information. The information relating to Parent, its Subsidiaries and its and their respective directors and officers to be contained in the Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.15 Parent Systems.

(a) The computer, information technology and data processing systems, facilities and services used by Parent or any Parent Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Parent Systems”), are reasonably sufficient for the conduct of the respective businesses of Parent and Parent’s Subsidiaries as currently conducted and the Parent Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Parent and Parent’s Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have a Material Adverse Effect on Parent. Except as would not reasonably be expected to have a Material Adverse Effect on Parent, to the knowledge of Parent, since January 1, 2018, no third party has gained unauthorized access to any Parent Systems owned or controlled by Parent or any of Parent’s Subsidiaries. Parent and Parent’s Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect the Parent Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Parent and any Parent Subsidiary has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Parent and any Parent Subsidiary.

(b) Each of Parent and any Parent Subsidiary has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the knowledge of Parent, since January 1, 2018, there has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Parent or any Parent Subsidiary.

4.16 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Parent and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of the Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable). Each of Parent and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) There are no material Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(d) Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

4.17 Employees.

(a) For purposes of this Agreement, “Parent Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the ERISA), whether or not subject to ERISA, whether funded or unfunded, and all other material pension, benefit, retirement, bonus, stock option, stock purchase, employee stock ownership, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Parent or any Subsidiary is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Parent or any of its Subsidiaries.

(b) Each Parent Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all Laws, including ERISA and the Code.

(c) With respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”), the IRS has issued a favorable determination or opinion letter with respect to each Parent Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Parent Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Parent Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d) No Parent Benefit Plan is, and none of Parent, its Subsidiaries nor any Parent ERISA Affiliate (as defined below) has at any time during the last six years sponsored, maintained, contributed to or been obligated to contribute to any plan that is, subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code. For purposes of this Agreement, the term “Parent ERISA Affiliate” means any trade or business, whether or not incorporated, that together with Parent would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

(e) None of Parent, its Subsidiaries nor any Parent ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a Multiple Employer Plan, and none of Parent and its Subsidiaries nor any Parent ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Parent or any of its Subsidiaries, or result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust.

(g) There are no pending or, to the knowledge of Parent, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent or any of its Subsidiaries and no employees of Parent or any of its Subsidiaries are represented by any labor organization.

4.18 Risk Management Instruments. All Derivative Contracts of Parent and/or its Subsidiaries, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Parent and each of its Subsidiaries have duly performed in all material respects all of their material obligations under each such Derivative Contract to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. Each such Derivative Contract has been reflected in the books and records of Parent and such Subsidiaries in accordance with GAAP consistently applied. Each such Derivative Contract is evidenced by customary and appropriate documentation (including an ISDA master agreement and long-form confirmation).

4.19 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Parent in this Article IV, oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of the Company Prior to the Effective Time. During the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Company Disclosure Schedule), required by Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, employees, independent contractors and advantageous customer and other business relationships and (c) take no action that would reasonably be expected to prevent, impair or adversely affect or delay (x) the parties’ ability to obtain any necessary approvals, consents, licenses or authorizations of any Governmental Entity required for the transactions contemplated hereby or to consummate the transactions contemplated hereby on a timely basis or (y) performance by the Company or its Subsidiaries of its and their covenants, obligations and agreements hereunder.

5.2 Company Forbearances. During the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Company Disclosure Schedule), as required by Law or with the prior written consent of Parent (which consent shall not unreasonably be withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) other than in the ordinary course of business (which shall include (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits, in each case in the ordinary course of business), incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its other Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends at a rate not in excess of $0.025 per share of Company Common Stock, (B) dividends paid by any wholly-owned Subsidiary of the Company to the Company or any of its other wholly-owned Subsidiaries, or (C) the acceptance of shares of Company Common Stock as payment for the exercise price of the Company Stock Options or for withholding taxes incurred in connection with the exercise of the Company Stock Options or the vesting or settlement of the Company Equity Awards, in each case, in accordance with the terms of the applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, deferred stock units, shares of restricted stock or other equity or equity-based awards or interests or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding (including by issuing any shares of Company Common Stock that are held as “treasury shares” as of the date hereof) any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock (except pursuant to the exercise of the Company Stock Options or the settlement of the Company Equity Awards outstanding as of the date hereof in accordance with their terms);

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary of the Company, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case, other than (x) in the ordinary course of business or (y) pursuant to contracts or agreements in force as of the date hereof and set forth on Section 5.2(c) of the Company Disclosure Schedule;

(d) except for transactions in the ordinary course of business (including foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case, in the ordinary course of business), make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets) any other individual, corporation or other entity other than a wholly-owned Subsidiary of the Company;

(e) purchase any bank owned life insurance;

(f) terminate, materially amend, or waive any material provision of, any Company Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or any material lease or contract, other than normal renewals of contracts and leases in the ordinary course of business and without material adverse changes of terms with respect to the Company, or enter into any contract that would constitute a Company Contract if it were in effect on the date hereof;

(g) except as required under the terms of any Company Benefit Plan existing as of the date hereof, or in the ordinary course of business consistent with past practices, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be a Company Benefit Plan if in effect on the date hereof, (ii) materially amend (whether in writing or orally) any Company Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for annual base salary or wage increases for employees (other than directors or executive officers) in the ordinary course of business (including in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees), that do not exceed, with respect to any individual, three percent (3%) of such individual’s base salary or wage rate in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for bonuses to be awarded with respect to the Company’s or any of its Subsidiaries’ 2021 and 2022 fiscal years in accordance with the terms set forth in Schedule 5.2(g) of the Company Disclosure Schedule, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, except as provided in Section 5.2(g) of the Company Disclosure Schedule, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, except as provided in Section 5.2(g) of the Company Disclosure Schedule, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000 or (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of the Company or any of its Subsidiaries;

(h) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of the Company or its Subsidiaries or the Surviving Corporation;

(i) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

(j) amend the Company Certificate, Company Bylaws or comparable governing or organizational document of any of its Subsidiaries;

(k) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Subsidiaries;

(l) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, except in all cases as (x) provided in the Company’s existing investment policies that have been made available to Parent and (y) in accordance with good faith prudent investment practices;

(m) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Integrated Mergers set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(n) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP;

(o) (i) enter into any new line of business or (ii) make any loans or extensions of credit or grant additional credit to a current borrower, except in the ordinary course of business; provided that any individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit, in each case, in excess of $100,000 that is not as of the date hereof approved and committed (a schedule of which approved and committed loans has been made available to Parent) or any individual secured loan or secured extension of credit or grant of additional secured credit (without regard to type of collateral or method of security), in each case, in excess of $5,000,000 that is not as of the date hereof approved and committed (a schedule of which approved and committed loans has been made available to Parent) shall require the prior written approval of the Chief Credit Officer of Parent or another officer designated in writing by Parent, which approval or rejection shall be given in writing (e-mail to suffice) within two (2) business days after the loan package is delivered by email or other written form of delivery to such individual or it shall be deemed approved;

(p) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by Law or requested by a Governmental Entity;

(q) make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $75,000 individually or $300,000 in the aggregate;

(r) make, change or revoke any Tax election, adopt or change any Tax accounting method, file any amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(s) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(t) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets of the Company or any of its Subsidiaries; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Parent Disclosure Schedule), as required by Law or with the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), Parent shall not, and shall not permit any of its Subsidiaries to:

(a) amend the Parent Certificate or Parent Bylaws in a manner that would adversely affect the economic benefits of the Integrated Mergers to the holders of Company Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Parent;

(c) take any action that is intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Integrated Mergers set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(d) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

(e) make, declare or pay any extraordinary dividend on the capital stock of Parent (except (A) dividends on shares of Parent Preferred Stock, or (B) regular quarterly cash dividends at a rate not in excess of $0.17 per share of Company Common Stock);

(f) take any action that is intended to, would or would be reasonably likely to prevent or materially delay the consummation of the transactions contemplated hereby; or

(g) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

5.4 Tax-free Reorganization. Each of Parent, Merger Sub and the Company shall cause the appropriate officers of Parent, Merger Sub and the Company to execute and deliver to Skadden and to Troutman Pepper Hamilton Sanders LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including the effective date of the S-4 and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax treatment of the Integrated Mergers pursuant to Sections 7.2(c) and 7.3(c).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 SEC Filings; Regulatory Matters.

(a) Parent and the Company shall cooperate with each other and use their respective reasonable best efforts to promptly prepare, and Parent shall use reasonable best efforts to promptly file with the SEC, the S-4 (in which the Proxy Statement of the Company and prospectus of Parent will be included), no later than the 30th business day after the date hereof. The Company shall cooperate with Parent in respect of the form and content of any communication with stockholders of the Company. Each of Parent and the Company shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail or deliver the Proxy Statement to its stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The Company shall furnish to Parent all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any action contemplated by this Section 6.1.

(b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly (and, in the case of the regulatory applications to the Federal Reserve Board, the OCC, the DE Bank Commissioner and the VA BFI within thirty (30) business days after the date hereof) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Integrated Mergers and the Bank Mergers) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Parent and the Company shall have the right to review in advance and each will consult with the other on all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement (including the Integrated Mergers). In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. The parties’ obligations under this Section 6.1(b) are, in each case, subject to Laws relating to the exchange of information (including with respect to confidential supervisory information) and subject to necessary redactions relating to confidential or sensitive information. Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained herein shall require Parent, or permit the Company, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that, individually or in the aggregate, would have, or would reasonably be expected to have, a material adverse effect (i) on the Surviving Corporation and its Subsidiaries (measured as a whole, after giving effect to the Integrated Mergers) or (ii) in the case of any such actions, conditions, or restrictions caused by or arising solely out of the business or operations of the Company or its Subsidiaries or Parent’s acquisition of the Company and its Subsidiaries, on the Surviving Corporation and its Subsidiaries (measured as though the Surviving Corporation were the size of the Company, on a pre-Closing basis) (a “Materially Burdensome Regulatory Condition”).

(c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Integrated Mergers, the Bank Mergers and the other transactions contemplated by this Agreement.

(d) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any Requisite Regulatory Approval will be materially delayed or conditioned. As used herein, “Requisite Regulatory Approvals” means any (i) regulatory authorizations, consents, permits, orders or approvals from the Federal Reserve Board, the OCC, the DE Bank Commissioner and the VA BFI and (ii) other approvals set forth in Sections 3.4 and 4.4, in each case (x) that are necessary to consummate the transactions contemplated by this Agreement (including the Integrated Mergers and the Bank Mergers) or (y) the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to Law, the Company, for purposes of enabling Parent to verify the representations and warranties of the Company and/or to prepare for the Integrated Mergers and the other matters contemplated by this Agreement shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of Parent, access, during normal business hours during the period from the date hereof to the Effective Time, to all of the Company’s properties, books, contracts, commitments, personnel, information technology systems, Tax Returns and related work papers and records reasonably requested by Parent. The Company shall cooperate with Parent in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, the Company shall, and shall cause its Subsidiaries to, promptly make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by the Company during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which the Company is not permitted to disclose under Law) and (ii) all other information concerning the Company’s business, properties and personnel as Parent may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y) information where such access or disclosure would violate or prejudice the rights of the Company’s customers, jeopardize the attorney-client privilege or the right to assert the work product doctrine of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date hereof. The Company will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Company agrees that it shall be bound by the provisions of the confidentiality agreement, dated August 18, 2021, by and between Parent and the Company (the “Confidentiality Agreement”), as though the Confidentiality Agreement were a mutual and reciprocal confidentiality agreement (i.e., the Company shall be bound in respect of Parent in the same manner as Parent is bound by provisions of the Confidentiality Agreement in respect of the Company), including obligations of continentality and non-use of information . Each of Parent and the Company shall hold all information furnished by or on behalf of it or its Representatives pursuant to Section 6.2 in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement (taking into account the foregoing sentence).

(c) No investigation (or discovery or receipt of information) by any party or their respective Representatives shall affect or be deemed to modify or waive any representation, warranty, covenant or other agreement of the other parties set forth herein or the conditions to any party’s obligation to consummate the transactions contemplated hereby. Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Company Stockholders’ Approval.

(a) The Company shall establish a record date for, call, give notice of, convene and hold a meeting of its stockholders (the “Company Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining (i) the Requisite Company Vote required in connection with this Agreement and the First-Step Merger and (ii) if so desired and mutually agreed by the parties, the approval of other matters of the type customarily brought before a special meeting of stockholders to approve a merger agreement or otherwise approve the transactions contemplated hereby.

(b) Subject to Section 6.3(c), the Board of Directors of the Company shall (i) recommend to its stockholders the approval of this Agreement, the First-Step Merger and the other transactions contemplated hereby (the “Company Recommendation”), (ii) include the Company Recommendation in the Proxy Statement, (iii) use its reasonable best efforts to obtain from the stockholders of the Company the Requisite Company Vote, including by communicating to its stockholders the Company Recommendation, and (iv) not withhold, withdraw, qualify or modify, or propose publicly to withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation, or submit this Agreement to the Company’s stockholders for a vote without the Company Recommendation.

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of the Company, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would reasonably be expected to be a violation of its fiduciary duties under Law to continue to recommend this Agreement, then prior to receipt of the Requisite Company Vote, the Board of Directors of the Company may (but shall not be required to) submit this Agreement to the Company’s stockholders without the Company Recommendation (a “Company Adverse Recommendation Change”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which case, the Board of Directors of the Company may communicate the basis for the Company Adverse Recommendation Change to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided that the Board of Directors of the Company may not take any action under this Section 6.3(c) unless (i) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal (x) did not result from a breach by the Company of Section 6.13 and (y) constitutes a Superior Proposal; (ii) the Company gives Parent at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal (including the latest material terms and conditions of, and the identity of the third party making, the Acquisition Proposal, or any amendment or modification thereof)); (iii) during such three (3) business day period, the Company has considered and negotiated (and has caused its Representatives to consider and negotiate) with Parent in good faith (to the extent Parent desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement proposed by Parent; and (iv) at the end of such notice period, the Board of Directors of the Company (A) takes into account any adjustments, amendment, supplement or modification to this Agreement proposed by Parent (it being understood that Parent shall not have any obligation to propose any adjustments, amendments, supplements or modifications to the terms and conditions of this Agreement), and (B) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that (I) it would nevertheless reasonably be expected to result in a violation of its fiduciary duties under Law to continue to recommend this Agreement and (II) such Acquisition Proposal constitutes a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new determination and notice period as referred to in this Section 6.3(c).

(d) The Company shall adjourn or postpone the Company Meeting if, (i) as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or (ii) on the date of the Company Meeting, the Company has not received proxies representing a sufficient number of shares of Company Common Stock necessary to obtain the Requisite Company Vote; provided that, from and after such time, if any, that (in response to an Acquisition Proposal that has been received by the Company and that has been publicly disclosed or otherwise become public) the Company makes a Company Adverse Recommendation Change that is permitted by Section 6.3(c), the Company thereafter shall not be so required to adjourn or postpone the Company Meeting more than two (2) times following such time. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation, including if the Company makes a Company Adverse Recommendation Change.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 (including the last sentence of Section 6.1(b)), each party shall, and shall cause its Subsidiaries to, use their reasonable best efforts to (a) take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all requirements of Law that may be imposed on such party or its Subsidiaries with respect to the Integrated Mergers and the Bank Mergers and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement (including the Integrated Mergers and the Bank Mergers) and (b) obtain (and to cooperate with the other party to obtain) any material consent, authorization, permit, order, license or approval of, or any exemption by, any Governmental Entity and any other third party that is required, necessary or advisable to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Integrated Mergers, the Bank Mergers or any other transaction contemplated by this Agreement.

6.5 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First-Step Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall or shall cause the Surviving Corporation to provide the employees of the Company and its Subsidiaries who continue to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (the “Continuing Employees”), while employed by Parent or its Subsidiaries after the Effective Time, with base salaries and wages that are substantially comparable to the base salaries and wages provided to similarly situated employees of Parent and its Subsidiaries; provided that Parent may satisfy its obligation under this Section 6.6(a) by providing or causing the Surviving Corporation to provide such Continuing Employees with base salaries and wages that are substantially comparable to the base salaries and wages provided by the Company or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(b) During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by Parent or its Subsidiaries after the Effective Time, with cash-based incentive bonus opportunities (excluding equity and equity based compensation and change in control payments) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding equity and equity based compensation and change in control payments) provided to similarly situated employees of Parent and its Subsidiaries; provided that Parent may satisfy its obligation under this Section 6.6(b) by providing or causing the Surviving Corporation to provide such Continuing Employees with cash-based incentive bonus opportunities (excluding equity and equity based compensation and change in control payments) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding equity and equity based compensation and change in control payments) provided by the Company or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(c) During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by Parent or its Subsidiaries after the Effective Time, with employee benefits (excluding equity and equity based compensation and change in control payments) that are substantially comparable in the aggregate to the employee benefits (excluding equity and equity based compensation and change in control payments) provided to similarly situated employees of Parent and its Subsidiaries; provided that Parent may satisfy its obligation under this Section 6.6(c) by providing or causing the Surviving Corporation to provide such Continuing Employees with employee benefits (excluding equity and equity based compensation and change in control payments) that are substantially comparable in the aggregate to the employee benefits (excluding equity and equity based compensation and change in control payments) provided by the Company or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(d) The Company shall be authorized to make transaction bonus awards to certain Continuing Employees listed on Section 6.6(d) of the Company Disclosure Schedule up to the amounts set forth in Section 6.6(d) of the Company Disclosure Schedule.

(e) The Company shall be authorized to make retention bonus awards from the applicable retention bonus pools described in Section 6.6(e) of the Company Disclosure Schedule up to the amounts set forth in Section 6.6(e) of the Company Disclosure Schedule. The retention bonus pools shall be dedicated to certain of the Company’s or its Subsidiary’s employees for purposes of retaining such employees through and, in some circumstances, after the Closing Date, with the participating employees and specific terms of such retention bonuses to be determined by mutual consent of (x) the Chief Executive Officer and the President of the Company and (y) Parent.

(f) Parent or the Surviving Corporation shall assume and honor all employment and change in control agreements that the Company and its Subsidiaries have with their current and former officers, directors and employees as listed in Section 3.11(a) of the Company Disclosure Schedule, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee and Parent.

(g) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation to use commercially reasonable efforts to: (i) waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the Closing Date occurs prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(h) Unless both parties agree in writing at least ten (10) days prior to the Closing, effective as of the date immediately preceding the Closing Date and contingent upon the consummation of the Integrated Mergers, the Company shall terminate the Partners Bancorp 401(k) Plan and the Johnson Mortgage Company 401(k) Plan (the “Terminated Plans”). Prior to the Effective Time, the Company shall provide Parent with resolutions adopted by the Company’s Board of Directors terminating the Terminated Plans, the form and substance of which shall be subject to the prior written approval of Parent, which will not be unreasonably withheld. As soon as practicable following the Effective Time, with respect to the Terminated Plans, Parent shall permit or cause its Subsidiaries (including Parent Bank) to permit the Continuing Employees to roll over their account balances and outstanding loan balances, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by Parent or its Subsidiaries (including Parent Bank).

(i) During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall or shall cause the Surviving Corporation to (i) assume and honor under the paid time off policy of Parent or any of its Subsidiaries (the “Parent PTO Policy”) any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of the Company and its Subsidiaries (the “Company PTO Policies”) for the calendar year that includes the Effective Time (including any PTO carried over from a prior year in accordance with the Company PTO Policies), (ii) provide additional accruals to Continuing Employees following the Effective Time under the Parent PTO Policy in the same manner as provided to similarly situated employees of Parent or its Subsidiaries (provided that Parent may satisfy its obligation under this Section 6.6(i)(ii) by providing, or causing the Surviving Corporation to provide, such Continuing Employees with additional accruals following the Effective Time in the same manner as provided by the Company or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time under the Company PTO Policies) and (iii) recognize all service of any Continuing Employee with the Company and its Subsidiaries for purposes of determining PTO under the Parent PTO Policy.

(j) During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall or shall cause the Surviving Corporation to provide, to each Continuing Employee whose employment is terminated on or following the Effective Time, with severance benefits equal to the severance benefits provided under the Parent’s or its Subsidiary’s then-existing severance plan to similarly situated employees of Parent and its Subsidiaries.

(k) During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall or shall cause the Surviving Corporation or any of its Subsidiaries to maintain the bank owned life insurance policies of the Company and its Subsidiaries and the related split dollar life insurance plans for the Continuing Employees who are participating thereunder, in each case as set forth on Section 3.11(a) of the Company Disclosure Schedule and as in effect at the Effective Time.

(l) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by Law, each present and former director, officer or employee of the Company and its Subsidiaries (in each case, for actions taken in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the fullest extent such persons are entitled to be indemnified as of the date of this Agreement by the Company pursuant to the Company Certificate, the Company Bylaws or the governing or organizational documents of any Subsidiary of the Company applicable to such person. The Surviving Corporation shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent such persons are entitled to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company Certificate, the Company Bylaws and the governing or organizational documents of any Subsidiary of the Company; provided that, if requested by Parent, the Company Indemnified Party to whom expenses are advanced provides an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined in a final determination by a court of competent jurisdiction that such Company Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to expend an amount that, in the aggregate, exceeds 250% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance that, in Parent’s good faith determination, provide the maximum coverage available for an aggregate cost equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with Parent, but only upon the prior written consent of Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year prepaid “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, Parent shall not have any further obligations under this Section 6.7(b), other than to maintain such prepaid “tail” policy.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7. The obligations of the Surviving Corporation, Parent and the Company under this Section 6.7 shall not be terminated or modified in a manner so as to adversely affect the Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Integrated Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

6.9 Advice of Changes. Parent and the Company shall each promptly (but in no event more than 24 hours) advise the other party of any change, effect, circumstance, condition, development or event that (a) has had or is reasonably likely to have a Material Adverse Effect on it or (b) it believes (i) would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, agreements, obligations or covenants contained herein or (ii) reasonably could be expected to give rise, individually or in the aggregate, to the failure of any condition in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10 Litigation and Claims. Each party shall promptly notify the other party in writing of any Action pending or, to the knowledge of either such party, threatened against the Company, Parent or any of their respective Subsidiaries, in each case that (a) questions or would reasonably be expected to question the validity of this Agreement, the Integrated Mergers or the other transactions contemplated hereby or any actions taken or to be taken by Parent, the Company or their respective Subsidiaries with respect to this Agreement, the Integrated Mergers or the other transactions contemplated hereby or (b) seeks to enjoin, restrain or prohibit the transactions contemplated hereby. The Company shall (i) give Parent the opportunity to consult in (at Parent’s own expense) the defense or settlement of any stockholder Action against the Company and/or its directors, officers or affiliates relating to the transactions contemplated by this Agreement, and (ii) not agree to any such settlement of any such Action without Parent’s prior written consent which shall not unreasonably be withheld, conditioned or delayed.

6.11 Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other regarding the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, declared in respect of any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the First-Step Merger.

6.12 Corporate Governance. Effective as of the Effective Time, Parent shall (a) increase the size of the Board of Directors of Parent by one (1) member, and cause Parent Bank to take such actions as may be necessary to increase the size of the Board of Directors of Parent Bank by one (1) member, and (b) appoint one member of the Board of Directors of the Company (the “New Member”) (to be selected by the Leadership Committee of

Parent in consultation with the Board of Directors of Parent) to the Board of Directors of Parent and Parent Bank, respectively. Subject to compliance by the Board of Directors of the Surviving Corporation with its fiduciary duties (including compliance with the Surviving Corporation’s organizational documents and any corporate governance guidelines adopted by the Board of Directors of the Surviving Corporation), if the Closing has occurred at least fifteen (15) business days prior to Parent holding its 2022 annual meeting, the Surviving Corporation shall (i) nominate the New Member for reelection to the Board of Directors of the Surviving Corporation at the first annual meeting of stockholders of the Surviving Corporation following the Effective Time, and (ii) include in its proxy materials with respect to such annual meeting a recommendation of the Board of Directors of the Surviving Corporation that the stockholders of the Surviving Corporation vote to reelect the New Member; provided that the Surviving Corporation shall not be required to take any such action until the Closing.

6.13 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, employees, agents, consultants, advisors and other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to any person (other than Parent, Parent Bank and their Representatives in their capacity as such) concerning any Acquisition Proposal or (iv) have or participate in any discussions with any person (other than Parent, Parent Bank and their Representatives in their capacity as such) relating to any Acquisition Proposal, except, for purposes of this clause (iv), solely to notify such person of the existence of the provisions of this Section 6.13(a); provided that prior to the date of the Company Meeting, in the event the Company receives from any person (other than Parent, Parent Bank or their respective Representatives in their capacity as such) an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.13, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data to, and participate in, discussions with such person with respect to such Acquisition Proposal but only to the extent that, prior to doing so, its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under Law; provided, further, that, prior to providing any nonpublic information or data or participating in any discussions, in each case, permitted pursuant to the foregoing proviso, the Company shall have (x) provided such information or data to Parent and (y) entered into a confidentiality agreement with such person on terms no less stringent to such person (and protective to the Company) than the terms of the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company, its Subsidiaries or its or their respective Representatives. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.13 by any Subsidiary or Representative of the Company shall constitute a breach of this Section 6.13 by the Company.

(b) The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the execution of this Agreement with any person (other than Parent, Parent Bank and their Representatives in their capacity as such) with respect to any Acquisition Proposal and will use its reasonable best efforts, subject to Law, to (x) enforce any confidentiality, standstill or similar agreement relating to an Acquisition Proposal and (y) within five (5) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Parent, Parent Bank and their Representatives in their capacity as such) pursuant to any such agreement.

(c) Promptly (and in any event within twenty-four (24) hours) following receipt of any Acquisition Proposal or any inquiry that could reasonably be expected to lead to an Acquisition Proposal, the Company shall advise Parent of such Acquisition Proposal or inquiry and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal, copies of any written Acquisition Proposal and written summaries of any material oral communications relating to an Acquisition Proposal), and will keep Parent apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal.

(d) As used herein,

(i) “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any (A) acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company; (B) tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person (other than Parent or Parent Bank) beneficially owning 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company; or (C) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company and/or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company; and

(ii) “Superior Proposal” means any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that the Company’s Board of Directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor) (A) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company; (B) would result in a transaction that (1) involves consideration to the holders of the shares of Company Common Stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the stockholders of the Company pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (2) is, in light of the other terms of such proposal, more favorable to the stockholders of the Company than the Integrated Mergers and the other transactions contemplated by this Agreement; and (C) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

(e) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.14 Board of Directors and Committee Meetings. Following the receipt of the Requisite Regulatory Approvals and the Requisite Company Vote, the Company shall permit representatives of Parent to attend any meeting of its board of directors or the executive and loan committees thereof as an observer, subject to the Confidentiality Agreement; provided that the Company shall not be required to permit such representatives to remain present during any confidential discussions of this Agreement and the transactions contemplated hereby or any Acquisition Proposal or during any other matter that (a) the Board of Directors of the Company has reasonably determined to be confidential with respect to the participation of Parent or Parent Bank or (b) the Company would not be required to disclose under Section 6.2 of this Agreement.

6.15 Public Announcements. The Company and Parent shall each use their reasonable best efforts to (a) develop a joint communications plan and ensure that all press releases and other public disclosure (including communications to employees, agents and contractors) with respect to this Agreement or the transactions contemplated hereby are consistent with such joint communications plan and (b) consult with each other before issuing any press release or, to the extent practicable, otherwise making any public disclosure with respect to this Agreement or the transactions contemplated hereby, in each case, except in respect of any press release or public disclosure (i) required by Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or (ii) the content and messaging of which is substantially similar to public disclosure previously made by Parent or the Company either on the date of this Agreement or following the date of this Agreement and in accordance with this Section 6.15.

6.16 Operating Functions. To the extent permitted by Law and upon Parent’s request, the Company shall (and shall cause the Company Subsidiaries to) regularly discuss and reasonably cooperate with Parent and Parent Bank in connection with (a) planning for the efficient and orderly combination of the Company and Parent (including the combination of Parent Bank and TBOD and VPB) and the operation of the Surviving Corporation and its Subsidiaries and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Parent may decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.

6.17 Restructuring Efforts. If the Company shall have failed to obtain the Requisite Company Vote at the duly convened Company Meeting or any adjournment or postponement thereof, then, unless this Agreement has been terminated in accordance with its terms, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of Company Common Stock as provided for in this Agreement, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.17) to the Company’s stockholders for approval.

6.18 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Support Agreements, the Integrated Mergers or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Integrated Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and the Company and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary, so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.19 Company Debt. Prior to the Effective Time, Parent and the Company shall use commercially reasonable efforts for Parent to enter into a supplemental indenture or other documents necessary or appropriate to provide for assumption by Parent of the Company’s obligations under the Company’s subordinated notes due 2028 and 2030.

6.20 Cybersecurity. The Company shall, as promptly as reasonably practicable after the date hereof, engage a third party who is reasonably acceptable to Parent (the “Systems Consultant”) at Parent’s sole cost and expense (for the Company’s out-of-pocket costs and expenses) to (a) conduct an examination and review of the Company Systems for the purpose of identifying any deficiencies, weaknesses or vulnerabilities in such Company Systems (including any deficiencies, weaknesses or vulnerabilities relating to (i) unauthorized access, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials or (ii) prevention and mitigation of risks of cybersecurity breaches and attacks) and (b) prepare a written report that assesses the matters described in clause (a) (the “Systems Report”). The Company shall request that the Systems Consultant deliver the Systems Report simultaneously to the Company and Parent as promptly as practicable (and no later than January 15, 2022 or, if earlier, the Closing Date). The Company shall cooperate with Parent to remediate any weaknesses, deficiencies or vulnerabilities identified in the Systems Report prior to the Closing Date, and Parent shall reimburse Company for any out-of-pocket incremental costs or expenses incurred as a result of such remediation. Parent and the Company agree that the examination and review by the Systems Consultant, preparation of the Systems Report and any remediation shall be performed in a manner as to not impose an undue and material burden on the Company’s business or operations.

6.21 Exemption from Liability Under Section 16(b). In order to most effectively compensate and retain the Company Insiders, both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by Law in connection with the conversion of shares of Company Common Stock and the Company Equity Awards in the First-Step Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.21. Assuming the Company delivers to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), the Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or the Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Integrated Mergers, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by Law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Integrated Mergers. The respective obligations of the parties to effect the Integrated Mergers shall be subject to the satisfaction or, where legally permissible, waiver by all parties at or prior to the Effective Time of the following conditions:

(a) Company Stockholders’ Approval. The Requisite Company Vote shall have been obtained.

(b) NASDAQ Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Requisite Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. (i) No order, injunction, decree or other legal restraint or prohibition issued by any court or agency of competent jurisdiction preventing the consummation of the Integrated Mergers or any of the other transactions contemplated by this Agreement shall be in effect; (ii) no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Integrated Mergers and (iii) no order or injunction is being sought by any Governmental Entity that would, if entered or enforced, prohibit the consummation of the transactions contemplated hereby, including the Integrated Mergers.

7.2 Conditions to Obligations of Parent. The obligation of Parent and Merger Sub to effect the Integrated Mergers is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (after giving effect to the lead in to Article III) set forth in (i) Sections 3.2(a), 3.7, 3.8(a) and 3.22 shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date, and (ii) Sections 3.1, 3.2(b), 3.3(a) and 3.3(b)(i) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (after giving effect to the lead in to Article III) shall be true and correct in all respects (without giving effect to any qualifications as to materiality, Material Adverse Effect or similar qualifiers contained in such representations and warranties) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation. Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing. Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(c) Tax Opinion. Parent shall have received the written opinion of Skadden, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden may rely upon the certificates, representations and covenants referred to in Section 5.4.

(d) No Materially Burdensome Regulatory Condition. No Requisite Regulatory Approval shall include or contain, nor shall any Governmental Entity have imposed or indicated in writing (or informed both Parent and the Company) that it will impose, any Materially Burdensome Regulatory Condition.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Integrated Mergers is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent (after giving effect to the lead in to Article IV) set forth (i) in Sections 4.2(a), 4.7 and 4.8 shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date, and (ii) in Sections 4.1, 4.2(b), 4.3(a) and 4.3(b)(i) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing

Date. All other representations and warranties of Parent (after giving effect to the lead in to Article IV) set forth in this Agreement shall be true and correct in all respects (without giving effect to any qualifications as to materiality, Material Adverse Effect or similar qualifiers contained in such representations and warranties) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received the written opinion of Troutman Pepper Hamilton Sanders LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Troutman Pepper Hamilton Sanders LLP may rely upon the certificates, representations and covenants referred to in Section 5.4.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Requisite Company Vote:

(a) by mutual consent of Parent and the Company in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board of Directors;

(b) by either the Board of Directors of Parent or the Board of Directors of the Company, if (i) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Integrated Mergers or the Bank Mergers or the other transactions contemplated hereby and such denial has become final and nonappealable, (ii) any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement, or (iii) an application for a Requisite Regulatory Approval shall have been withdrawn at the request of the applicable Governmental Entity and is not permitted to be resubmitted for 120 days, unless, in any such case of clause (i), (ii) or (iii), the failure to obtain a Requisite Regulatory Approval or the issuance of such order shall be due to the failure of the party seeking to terminate this Agreement pursuant to this Section 8.1(b) to perform or observe the covenants and agreements of such party set forth herein;

(c) by either the Board of Directors of Parent or the Board of Directors of the Company, if the Closing shall not have occurred on or before the one (1) year anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth herein;

(d) by either the Board of Directors of Parent or the Board of Directors of the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or to Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by Parent, prior to the time the Requisite Company Vote is obtained, if the Board of Directors of the Company shall have (i) failed to make the Company Recommendation or failed to include the Company Recommendation in the Proxy Statement, (ii) withdrawn, modified or qualified the Company Recommendation in a manner adverse to Parent, or resolved to do so or failed to reaffirm such recommendation within two (2) business days after Parent requests in writing that such action be taken, (iii) failed to recommend against acceptance of any publicly-disclosed tender offer or exchange offer for outstanding shares of Company Common Stock by any person (other than Parent or any affiliate of Parent), within the ten (10) business day period commencing on the date such tender offer or exchange offer is first publicly disclosed, in any such case whether or not permitted by the terms hereof, (iv) recommended or endorsed an Acquisition Proposal, or (v) breached any of its obligations under Section 6.3 or Section 6.13 in any material respect;

(f) by Parent, if the Requisite Company Vote shall not have been obtained at the Company Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(g) by the Company, following the Company Meeting (including any adjournments or postponements thereof), if the Company (i) has not breached any of its obligations under Section 6.3 or Section 6.13 in any material respect, and (ii) failed to obtain the Requisite Company Vote at the Company Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective affiliates or any of their respective employees, officers, directors or representatives shall have any liability or obligation of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its fraud or any knowing, intentional and material breach of any of its representations, warranties, covenants, obligations or agreements set forth herein.

(b) In the event that, after the execution of this Agreement, (i) prior to the termination of this Agreement, an Acquisition Proposal (whether or not conditional) shall have been made (x) known to senior management or the Board of Directors of the Company or (y) directly to the Company’s stockholders generally, or any person shall have publicly announced an Acquisition Proposal or the intention to make an Acquisition Proposal (whether or not conditional) with respect to the Company, (ii) thereafter this Agreement is terminated by (A) either Parent or the Company pursuant to Section 8.1(c) (and the Requisite Company Vote has not been obtained), (B) either Parent or the Company pursuant to Section 8.1(c) (and the Requisite Company Vote has been obtained and this Agreement is terminable by Parent under Section 8.1(d)), (C) Parent pursuant to Section 8.1(d) (solely in the case of a willful or intentional breach of this Agreement), (D) Parent pursuant to Section 8.1(f), or (E) the Company pursuant to Section 8.1(g), and (iii) on or prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement (regardless of whether a transaction is consummated) or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to in clause (b)(i) above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, an amount in cash equal to $7,400,000 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), then the Company shall pay Parent, by wire transfer of same day funds, an amount in cash equal to the Termination Fee on the date of such termination.

(d) Each of Parent and the Company acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent would not enter into this Agreement and (iii) the Termination Fee constitutes liquidated damages and not a penalty. Accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee, as applicable, the Company shall pay the costs, fees and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay the amounts payable pursuant to this Section 8.2 when due, then the Company shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or other agreements in this Agreement or in any instrument delivered pursuant hereto shall survive the Effective Time (other than agreements or covenants contained herein or in any instrument delivered pursuant hereto that by their express terms are to be performed after the Effective Time, including Sections 2.4, 6.6 and 6.7).

9.2 Expenses. Except as expressly provided herein, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost, fee or expense; provided, however, that the costs, fees and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Integrated Mergers shall be shared equally by Parent and the Company.

9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (c) one (1) business day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address, number or email address as a party (or its legal counsel) may have specified by notice given to the other party):

if to the Company, to:

Partners Bancorp

2245 Northwood Drive

Salisbury, Maryland 21801

Attention:     Lloyd B. Harrison, III

Email:          lharrison@vapartnersbank.com

With a copy (which shall not constitute notice) to:

Troutman Pepper Hamilton Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

Attention:     Jacob A. Lutz, III; Seth A. Winter

Email:          jake.lutz@troutman.com; seth.winter@troutman.com

and

if to Parent or Merger Sub, to:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention:     Christopher D. Maher

Email:          cmaher@oceanfirst.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:     Sven Mickisch

Email:          Sven.Mickisch@skadden.com

9.4 Interpretation.

(a) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(b) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated.

(c) The table of contents, defined term index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(e) The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Any gender includes other genders.

(g) As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Law to close; (ii) “the date hereof” means November 4, 2021; (iii) “knowledge of the Company” means the actual knowledge (after due inquiry) of any of the officers of the Company; (iv) “knowledge of Parent” means the actual knowledge (after due inquiry) of any of the officers of Parent; (v) “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person; (vi) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature; (vii) “affiliate” means, in respect of a specified person, any other person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; (viii) unless the context otherwise requires, “party” means a party to this Agreement irrespective of whether such term is followed by the words “hereto” or “to this Agreement”; and (ix) “made available” means any document or other information that was (A) included in the virtual data room of a party or (B) filed by Parent or the Company with the SEC and publicly available on EDGAR, in either case, at least two (2) business days prior to the date hereof.

(h) Whenever this Agreement refers to a number of days, such number shall refer to calendar days (unless business days are specified). If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day that is not a business day, the time period for giving such notice or taking such action shall be extended through the next business day following the original expiration date of such.

(i) No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent that such action or omission would violate or conflict with Law. Notwithstanding anything herein to the contrary, nothing herein shall require any person to (or to cause or direct any other person to) disclose or share any confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2 and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity the disclosure or sharing of which is prohibited by Law; provided that appropriate modified or substitute disclosures or actions shall be made or taken to the extent permitted by Law.

9.5 Counterparts.

(a) This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed (including in any manner permitted by Section 9.5(b)) in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(b) This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” or “.jpg” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall (and each party shall cause its Subsidiaries and Representatives not to) raise the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file as a defense to the formation of a contract, and each party forever waives any such defense.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Confidentiality Agreement, constitute the entire agreement among the parties and supersedes all prior agreements, arrangements and understandings (whether written, oral, electronic or otherwise) among the parties with respect to the subject matter hereof. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and the exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.7 Amendment; Waiver.

(a) Subject to compliance with Law, this Agreement may be amended, supplemented, restated or otherwise modified by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Integrated Mergers by the stockholders of the Company; provided, however, that after adoption of this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any amendment, supplement, restatement or modification of this Agreement that requires further approval of the Company’s stockholders under Law. This Agreement may not be amended, supplemented, restated or otherwise modified, except by an instrument in writing signed on behalf of each of the parties.

(b) At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent permitted by Law, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that, after adoption of this Agreement by the stockholders of the Company, there may not be, without further approval of the Company’s stockholders, any extension or waiver of this Agreement or any portion thereof that requires further approval of the Company’s stockholders under Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure or delay to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure or delay to comply with an obligation, covenant, agreement or condition.

9.8 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters under this Agreement (i) relating to the fiduciary duties of the Board of Directors of the Company or (ii) concerning the internal corporate affairs of the Company that are required, pursuant to Law to be governed by the Laws of the State of Maryland, in each case, shall be governed and determined in accordance with the laws of the State of Maryland).

(b) Each party agrees that it will bring any Action in respect of any claim, counterclaim or cause of action arising out of, resulting from or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of Delaware (the “Chosen Courts”), and, solely in connection with such claims, counterclaims and causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in any such Action in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such Action will be effective if notice is given in accordance with Section 9.3.

9.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10 Assignment; Third Party Beneficiaries.

(a) Neither this Agreement nor any of the rights, privileges, powers, interests or obligations hereunder may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(b) Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person (other than the parties) any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties herein are the product of negotiations among the parties and are for the sole benefit of the parties. In some instances, the representations and warranties herein may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons (other than the parties) may not (and should not) rely upon any representations and warranties herein as characterizations of actual facts, events, developments, occurrences or circumstances as of the date hereof or as of any other date.

9.11 Remedies; Specific Performance. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy. The parties agree that (a) irreparable damage would occur if any provision herein were not performed in accordance with the terms hereof and (b) accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof or to enforce specifically the performance of the terms and provisions herein (including the parties’ obligation to consummate the Integrated Mergers), in addition to any other remedy to which they are entitled at law, in equity, contract tort or otherwise. Each of the parties waives any (i) defense in any action for specific performance that a remedy at law would be adequate and (ii) requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

9.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

OCEANFIRST FINANCIAL CORP.

By:
Name:
Title:

COASTAL MERGER SUB CORP.

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

PARTNERS BANCORP

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

Annex B

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of November 4, 2021 (this “Agreement”), is by and between OceanFirst Financial Corp., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of Partners Bancorp, a Maryland corporation (the “Company”). Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent and Coastal Merger Sub Corp., a Maryland corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Merger Sub will merge with and into the Company (the “First-Step Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent, (b) immediately thereafter, the Company, as the surviving corporation in the First-Step Merger, will merge with and into Parent (the “Second-Step Merger” and, together with the First-Step Merger, the “Integrated Mergers”), with Parent being the surviving corporation in the Second-Step Merger and (c) at the Effective Time, the shares of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than the Exception Shares) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record or beneficial owner of, has the sole right to dispose of and has the sole right to vote, the number of shares of Company Common Stock set forth below the Stockholder’s signature on the signature page hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by the Company that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, in respect of any such shares of capital stock of the Company acquired by the Stockholder after the execution of this Agreement, “Shares” shall not include any such shares of capital stock of the Company beneficially owned by the Stockholder as a trustee or fiduciary);

WHEREAS, receiving the Requisite Company Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for Parent to enter into the Merger Agreement and incur the obligations set forth therein, Parent has required that (i) the Stockholder enter into this Agreement and (ii) certain other directors and officers of the Company enter into separate, substantially identical voting and support agreements with Parent.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Termination Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s stockholders, however called, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, the Stockholder will:

(i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the First-Step Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of the Company Meeting, if (x) as of the time for which the Company Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or (y) on the date of the Company Meeting, the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote, (B) against any Acquisition Proposal, without regard to (x) any recommendation to the stockholders of the Company by the Board of Directors of the Company concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including the Company Certificate and the Company Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement in any material respect or in any representation or warranty of the Company in the Merger Agreement becoming untrue or incorrect in any material respect.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite Company Vote or the Termination Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Stockholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), or (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien; provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Transfer, such Permitted Transferee shall be required to duly execute and deliver to Parent a joinder to this Agreement (in form and substance reasonably satisfactory to Parent); provided, further, that, in the case of the foregoing subclause (y) only, the Stockholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite Company Vote or the Termination Time, the Stockholder shall not deposit any of the Shares in any voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of the Company with respect to which beneficial ownership is acquired by the Stockholder or any of the Stockholder’s controlled affiliates, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of the Company, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof. If any controlled affiliate of the Stockholder acquires Shares by way of a Share Acquisition, the Stockholder will cause such controlled affiliate to comply with the terms of this Agreement applicable to the Stockholder.

(e) No Inconsistent Agreements. Until the Termination Time, the Stockholder shall not enter into any agreement, arrangement, contract or understanding with any person (as defined in the Merger Agreement), directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Parent as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to Parent in writing prior to the date hereof (such disclosed pledges, liens or other security interests, each, a “Lien”), the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of Parent pursuant to this Agreement, (y) Liens, and (z) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of the shares of Company Common Stock beneficially owned by the Stockholder is set forth below the

Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or fiduciary). The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by Parent of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.

(vii) Reliance. The Stockholder understands that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) From the date hereof until the Termination Time, the Stockholder shall not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(ii) Until the earlier of the receipt of the Requisite Company Vote or the Termination Time, the Stockholder shall promptly notify Parent of the number of Shares, if any, acquired in any Share Acquisition by the Stockholder.

(iii) The Stockholder authorizes Parent and the Company to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and obligations and agreements herein.

(iv) The Stockholder shall comply with Section 6.13(a) of the Merger Agreement. Section 6.13(a) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

(v) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall not take action (or fail to take any action) in respect of the Lien and the Shares subject thereto (including a breach or default thereunder) the intention or primary purpose of which would be to prevent the Stockholder from performing any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in his or her capacity as the record or beneficial owner of the Shares (including any additional Shares acquired hereafter). Nothing herein is intended to or shall limit or affect any actions taken by the Stockholder serving in his or her capacity as a director of the Company (or a Subsidiary of the Company).

Section 3. Further Assurances. At the request of Parent and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. This Agreement will terminate upon the earliest of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties (the “Termination Time”); provided that this Section 4 and Section 5 shall survive the Termination Time indefinitely; provided, further, that no such termination or expiration shall relieve any party from any liability for any breach of this Agreement to the extent occurring prior to the Termination Time.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (iii) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, to the address of the applicable party set forth below such party’s signature on the signature pages hereto (or to such other address, number or email address as a party may have specified by notice given to the other party).

(c) Amendments, Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except Parent may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of Parent (provided that Parent shall remain liable for any failure of its obligations hereunder). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the parties.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement (or portion thereof) is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. Each party agrees that (A) Parent would incur irreparable harm if any provision herein were not performed by the Stockholder in accordance with the express terms hereof, (B) there would be no adequate remedy at law for Parent with regard to any breach or violation of any provision herein and (C) accordingly, in addition to any other remedy to which Parent may be entitled at law, in equity, contract or tort or otherwise, Parent shall be entitled to (x) an injunction or injunctions to prevent any breach or threatened breach of this Agreement and (y) enforce specifically the performance of the terms and provisions herein. The Stockholder waives any (I) defense in any action, dispute, claim, proceeding, litigation or other controversy for specific performance that a remedy at law would be adequate and (II) requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief. The Stockholder will not, and will direct its Representatives not to, object to Parent seeking an injunction or the granting of any such remedies on the basis that Parent has an adequate remedy at law. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other party, in addition to any other relief to which such prevailing party may be entitled.

(j) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of Delaware (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).

(m) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(m).

(n) Waiver of Appraisal Rights. To the maximum extent permitted by applicable Law, the Stockholder waives any and all rights of appraisal or rights to dissent from the First-Step Merger or demand fair value for the Shares in connection with the First-Step Merger, in each case, that Stockholder may have under applicable law.

(o) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(p) Interpretation. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the words “hereto” or “to this Agreement.”

(q) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and (ii) to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” or “.jpg” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file as a defense to the formation of a contract, and each party forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

OCEANFIRST FINANCIAL CORP.

By:
Name:
Title:

OceanFirst Financial Corp.
110 West Front Street
Red Bank, New Jersey 07701
Attention: Christopher D. Maher
Email: cmaher@oceanfirst.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention: Sven Mickisch
Email: Sven.Mickisch@skadden.com

[Signature Page to Voting and Support Agreement]

STOCKHOLDER

By:
Name:
Title:

Number of shares of Company Common

Stock:
Address:

Email:

with a copy to:

Troutman Sanders Hamilton Pepper LLP
401 9th Street, NW
Suite 1000
Washington, DC 20004
Attention: Seth A. Winter
Gregory F. Parisi
Email:	seth.winter@troutman.com gregory.parisi@troutman.com

[Signature Page to Voting and Support Agreement]

Annex C

November 3, 2021

Board of Directors

Partners Bancorp

2245 Northwood Drive

Salisbury, MD 21801

Ladies and Gentlemen:

Partners Bancorp (“Company”), OceanFirst Financial Corp. (“Parent”) and Coastal Merger Sub Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Merger Sub will merge with and into the Company (the “First-Step Merger”), so that the Company is the surviving corporation in the First-Step Merger and becomes a wholly-owned direct Subsidiary of Parent, and (ii) immediately thereafter, the Company, as the surviving corporation in the First-Step Merger, will merge (the “Second-Step Merger”, and together with the First-Step Merger, the “Merger”) with and into Parent, with Parent being the surviving corporation. As set forth in the Agreement, at the Effective Time, each share of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of Company Common Stock as specified in the Agreement, shall be converted into the right to receive, at the election of the holder thereof and subject to adjustment and proration, either (i) $10.00 in cash (the “Cash Consideration”); or (ii) 0.4512 shares of common stock, par value $0.01 per share, of Parent (such common stock, the “Parent Common Stock” and such consideration, the “Stock Consideration”). The Agreement provides, generally, that the maximum total number of shares of Company Common Stock to be converted into the right to receive Cash Consideration shall be equal to forty percent (40%) of the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time. The Cash Consideration and the Stock Consideration are collectively referred to herein as the “Merger Consideration.” Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated October 29, 2021; (ii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iv) certain internal financial projections for the Company for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of the Company; (v) publicly available median analyst net income and dividends per share estimates for Parent for the quarter ending December 31, 2021 and publicly available median analyst net income estimates for Parent for the years ending December 31, 2022 and December 31, 2023, as well as estimated long-term annual earnings per share and balance sheet growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for Parent for the years ending December 31, 2022 through December 31, 2025, as provided by the senior management of Parent; (vi) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Parent, as well as estimated net income for the Company for the years ending December 31, 2021 through December 31, 2025, as provided by the Company and approved for use in Piper Sandler’s analysis by the senior management of Parent; (vii) the publicly reported historical price and trading activity for Company

Common Stock and Parent Common Stock, including a comparison of certain stock trading information for Company Common Stock and Parent Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for the Company and Parent with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of the Company and its representatives the business, financial condition, results of operations and prospects of the Company and held similar discussions with certain members of the senior management of Parent and its representatives regarding the business, financial condition, results of operations and prospects of Parent.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, Parent or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of the Company and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Parent, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of the Company or Parent. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or Parent, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to the Company or Parent. We have assumed, with your consent, that the respective allowances for loan losses for both the Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for the Company for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of the Company. In addition, Piper Sandler used publicly available median analyst net income and dividends per share estimates for Parent for the quarter ending December 31, 2021 and publicly available median analyst net income estimates for Parent for the years ending December 31, 2022 and December 31, 2023, as well as estimated long-term annual earnings per share and balance sheet growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for Parent for the years ending December 31, 2022 through December 31, 2025, as provided by the senior management of Parent. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Parent, as well as estimated net income for the Company for the years ending December 31, 2021 through December 31, 2025, as provided by the Company and approved for use in Piper Sandler’s analysis by the senior management of Parent. With respect to the foregoing information, the respective senior managements of the Company and Parent confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of the Company and Parent, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in the Company’s or Parent’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that the Company and Parent will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Company Common Stock or Parent Common Stock at any time or what the value of Parent Common Stock will be once the shares are actually received by the holders of Company Common Stock.

We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to the Company in the two years preceding the date hereof. As you are aware, Piper Sandler and its affiliate, Piper Sandler Loan Strategies, LLC (“PSLS”), have provided certain investment banking services to Parent in the two years preceding the date of this opinion. In summary, (i) Piper Sandler acted as book manager in connection with Parent’s offer and sale of equity and debt securities, which transactions occurred in May 2020 and for which Piper Sandler received approximately $2.3 million in fees and expense reimbursement, and (ii) PSLS acted as introducing broker to Parent’s banking subsidiary, OceanFirst Bank, N.A. (“OceanFirst Bank”), in connection with OceanFirst Bank’s sale of certain loans and/or assets, for which PSLS received approximately $490,000 in fees in December 2020. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company, Parent and their respective affiliates. We may also actively trade the equity and debt securities of the Company, Parent and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of the Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of the Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Company officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,